                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-20863


                                SNAPPY LUBE, INC.
                         CONSENT SOLICITATION STATEMENT
                                   ----------

                            QUAKER STATE CORPORATION

                    CONSENT SOLICITATION STATEMENT/PROSPECTUS


         This Consent Solicitation Statement/Prospectus is being furnished to the stockholders of Snappy Lube, Inc., a Nevada corporation ("Snappy"), in connection with the solicitation of written consents (the "Consent Solicitation") by the Board of Directors of Snappy. In connection with the Consent Solicitation, the stockholders of Snappy will be asked to consider and vote on a proposal to approve an Agreement in which Snappy will merge with and into (the "Merger") a newly-formed, wholly-owned subsidiary ("Merger Sub") of Quaker State Corporation ("Quaker State"). Merger Sub will be the surviving corporation from the Merger. See "The Merger".

         Subject to provisions for payment of cash to dissenting shareholders, upon consummation of the Merger, the Snappy stockholders will receive shares of Quaker State Common Stock, $1.00 par value (the "Quaker State Common Stock"), of a value equal to $10,250,000 less the amount of Snappy's liabilities at the time of the Merger. The value of the Quaker State Common Stock will be determined based on the closing price of Quaker State's Common Stock on the New York Stock Exchange ("NYSE") on the date which is the last trading date before the effective date of the Merger. This Prospectus also serves as the notice required pursuant to Nevada Revised Statutes Section 92A.410 that Snappy stockholders are or may be entitled to dissenters' rights under Sections 92A.300 to 92A.500 (See "Dissenters' Rights").

         This Consent Solicitation Statement/Prospectus and the accompanying form of written consent are first being mailed to the Snappy stockholders on or about February 20, 1997.

         This Consent Solicitation Statement/Prospectus serves as a Prospectus of Quaker State under the Securities Act of 1933, as amended, for the issuance of shares of Quaker State Common Stock which shall be issued to or in the name of the Snappy stockholders in connection with the Merger.

         On January 28, 1997, the closing price on the NYSE Composite Transactions Tape of Quaker State Common Stock was $14.125. See "Summary-- Market Price and Dividend Data."

    THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY
      REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM CARRIE SHERWOOD, ASSISTANT CORPORATE SECRETARY, QUAKER STATE CORPORATION, 225 E. JOHN CARPENTER
    FREEWAY, IRVING, TEXAS 75062; TELEPHONE NUMBER 972/868-0433. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY A
     DATE FIVE DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION
                                  MUST BE MADE.
                              --------------------

             THE SECURITIES TO BE ISSUED IN THE MERGER HAVE NOT BEEN
             APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
              COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS.
                     ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE

                              --------------------
The date of this Consent Solicitation Statement/Prospectus is February 20, 1997.

NO PERSON IS AUTHORIZED BY QUAKER STATE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

NEITHER THE DELIVERY OF THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF QUAKER STATE CORPORATION SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

         Quaker State is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, Quaker State files proxy statements, reports and other information with the Securities and Exchange Commission (the "SEC"). This filed material can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices in Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60621-2511) and in New York (Seven World Trade Center, 13th Floor, New York, NY 10048) and copies of such material can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Quaker State is an electronic filer, and the SEC maintains a Web site (address - http://www.sec.gov) that contains reports, proxy and information statements and other information concerning registrants that file electronically with the SEC. Quaker State Common Stock is listed on the NYSE and the Pacific Stock Exchange. Reports, proxy and information statements and other information concerning Quaker State can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York and the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94104.

         Quaker State has filed with the SEC a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Quaker State Common Stock to be issued in connection with the Merger. This Consent Solicitation Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Copies of the Registration Statement are available from the SEC, upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Consent Solicitation Statement/Prospectus or in any document incorporated by reference in this Consent Solicitation Statement/Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         All information contained herein relating to Snappy has been provided by Snappy.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are incorporated by reference in this Consent Solicitation Statement/Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1995; (ii) Quarterly Report on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1996; (iii) Proxy Statement




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

dated March 29, 1996; (iv) Quaker State's current reports on Form 8-K filed June 27, 1996, July 12, 1996 (as amended by Form 8-K/A1 filed September 11,
1996) see Recent Events for further information in conjunction with the audited financial statements of Blue Coral, Inc., October 10, 1996 (as amended by Form 8-K/A1 filed December 17, 1996), November 15, 1996, and December 20, 1996; (v) the description of the Quaker State Common Stock set forth in a current report on Form 8-K filed November 12, 1996. See "Recent Events" for further information in conjunction with the audited financial statements of Blue Coral, Inc. ("Blue Coral").

         All reports and definitive proxy or information statements filed by Quaker State pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Consent Solicitation Statement/Prospectus and prior to the date of closing of the Merger shall be deemed to be incorporated by reference into this Consent Solicitation Statement/Prospectus from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated in this Consent Solicitation Statement/Prospectus shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement.

                               TABLE OF CONTENTS

                                                                           Page
SUMMARY .................................................................... 5

RISK FACTORS................................................................15

DISSENTERS' RIGHTS..........................................................18

THE MERGER..................................................................20
    General Effects of the Merger...........................................20
    Background of and Reasons for the Merger................................20
    Certain Federal Income Tax Consequences.................................21
    Accounting Treatment....................................................22
    Effect on Exchange Act Requirements.....................................22
    Operations Following The Merger.........................................22
    The Merger Agreement....................................................22
       Closing..............................................................23
       Effective Time.......................................................23
       Issuance and Exchange of Certificates; Distribution of
       Escrow Shares........................................................23
       Stock Exchange Listing...............................................23
       Expenses.............................................................23
       Representations and Warranties.......................................23
       Certain Covenants....................................................24
       No Solicitation of Transactions......................................24
       Additional Agreements................................................24
       Indemnification and Escrow...........................................24
       Conditions to Consummation of the Merger.............................24
       Termination..........................................................25
       Amendment and Waiver.................................................25
    Material Contacts.......................................................25

BUSINESS AND FINANCIAL INFORMATION REGARDING SNAPPY.........................25
    Ownership of Snappy Common Stock........................................27
    Management's Discussion and Analysis of Financial Condition and
       Results of Operation of Snappy.......................................27
       Results of Operations................................................28
       Liquidity and Working Capital Resources..............................28

COMPARISON OF RIGHTS........................................................29

EXPERTS ....................................................................33

LEGAL MATTERS...............................................................33

INDEX TO SNAPPY CONSOLIDATED FINANCIAL STATEMENTS..........................F-1


ANNEX 1     -   Agreement of Merger and Plan of Reorganization
ANNEX 2     -   Nevada Revised Statutes Relating to Dissenters' Rights




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                                     SUMMARY

         The following is a summary of certain of the information contained elsewhere in this Consent Solicitation Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Consent Solicitation Statement/Prospectus and the Annexes hereto which contain further information, some of which is not summarized below. SNAPPY STOCKHOLDERS ARE URGED TO REVIEW THE ENTIRE CONSENT SOLICITATION STATEMENT/PROSPECTUS CAREFULLY, INCLUDING THE ANNEXES INCLUDED HEREIN, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" AND "THE MERGER."

THE COMPANIES

Quaker State.

         Quaker State Corporation ("Quaker State") is a leading producer and marketer of branded and private label motor oils and other lubricants. Quaker State through subsidiaries also operates fast lube centers throughout the United States and Canada, markets automobile engine and fuel treatments, manufactures and sells automobile polishes, car wash products, automotive air fresheners and vehicular safety lighting equipment and operates a materials handling facility in Canada.

         The Quaker State Lubricant and Lubricant Services Division operates fast lube centers which offer consumers quick and economical oil changes and related services for passenger vehicles (primarily under the name "Q Lube") and markets and distributes major national brand, private label and proprietary brand lubricants and other automotive aftermarket products. The base oil stocks used in the Company's lubricants are blended with additives and packaged at manufacturing facilities operated by the Company in the United States and Canada. The base oil stocks used by the Company are primarily purchased from third parties and a portion of the base oil stocks used is currently produced at its Congo refinery in West Virginia. The Lubricant and Lubricant Services Division also provides collection, transportation and recycling services for used oil, brake fluid, antifreeze and filters in certain regions of the United States. During the first nine months of 1996, revenues from the Lubricant and Lubricant Services Division comprised approximately 81.8% of the Company's total sales and operating revenues from continuing operations.

         Quaker State's subsidiary, Truck-Lite Co., Inc. ("Truck-Lite") manufactures safety lighting equipment for trucks and automobiles, which is sold to original equipment manufacturers and replacement parts distributors. During the first nine months of 1996, revenues from Truck-Lite comprised approximately 7.5% of the Company's total sales and operating revenues from continuing operations.

         Quaker State also operates an iron ore pellet and potash terminal and a bulk materials handling dock accessible to Lake Superior at Thunder Bay, Ontario. During the first nine months of 1996, revenues from the materials handling operations comprised less than .3% of the Company's total sales and operating revenues from continuing operations.

         Following the appointment of Herbert M. Baum as Chairman and Chief Executive Officer in June 1993, the Company has taken initiatives to increase its share of the branded motor oil market. These efforts have included introducing new products and repositioning the Company's current product line, extending the Company's existing brands, creating niche markets for the Company's products, offering incentive programs and marketing allowances to customers and independent distributors, and emphasizing the Quaker State name through a new logo, contemporary packaging and increased advertising.

         Quaker State's goal is to continue the growth of its Lubricant and Lubricant Services Division and to strengthen further its position as a leading North American motor oil company by capitalizing on the Company's brand name, expanding its Q Lube operations, emphasizing its distribution, customer service and technological capabilities and providing comprehensive lubricant products and services, including the recycling of used oils and related materials.

         Consistent with the Company's focus on its core businesses, the Company has opportunistically exited non-core businesses and made selective acquisitions. The Company discontinued its coal operations in December 1992; sold its insurance subsidiary, Heritage Insurance Group, Inc. ("Heritage"), in August 1994; and sold the assets of its Natural Gas Exploration and Production Division ("E&P") in the third and fourth quarters of 1995.

         In September 1994, the Company acquired the Specialty Oil Companies ("Specialty") and Westland Oil Company, Inc. ("Westland"), which together have provided the Company with a substantial private label motor oil business, two additional blending and packaging facilities and a network of approximately 25 sales and distribution operations. This acquisition expanded the product range and distribution capabilities of the Lubricant and Lubricant Services Division.

         In July 1996, the Company formed a new Consumer Products Division, which is comprised of Slick 50, Inc. ("Slick 50"), Blue Coral, Inc. ("Blue Coral"), and Medo Industries, Inc. ("Medo"). In July 1995, the Company acquired Slick 50, a producer of automotive engine treatments and related automotive chemicals. In June 1996, the Company acquired Blue Coral, a manufacturer and marketer of automobile polishes and other consumer car care products, commercial and industrial cleaning products and commercial car wash products. Quaker State acquired Medo in October 1996. Medo is engaged in the design, manufacture and marketing of air fresheners, primarily for use in automobiles. The Company plans to strengthen its Consumer Products Division by internal growth and by acquiring new companies which capitalize on the Company's strong sales, distribution and customer service abilities in the automotive aftermarket.

         Quaker State believes that acquisitions will be an important aspect of its corporate strategy. However, there can be no assurance that the Company will be successful in finding other suitable acquisition or expansion opportunities.

         Quaker State, a Delaware corporation formed in 1931, has its principal executive offices at 225 E. John Carpenter Freeway, Irving, Texas 75062. Its telephone number is (972) 868-0400.

Recent Events Regarding Quaker State

         On October 31, 1996, the minority stockholder of NicSand, Inc. ("NicSand") exercised his option to purchase Blue Coral's interest in NicSand for $7.2 million dollars. This transaction was contemplated by the Agreement and Plan of Merger dated June 7, 1996 among Quaker State and the former Blue Coral stockholders (the "Merger Agreement"). See the exhibits to Quaker State's Current Report on Form 8-K, dated June 28, 1996, for a copy of the Merger Agreement.

         Effective November 14, 1996, Quaker State and the former shareholders of Slick 50 Inc. 1 entered into an amendment (the "Amendment") to the Agreement and Plan of Merger among Quaker State, Quaker State - Slick 50, Inc., Slick 50, Inc. 1 and the Slick 50, Inc. 1 shareholders, dated May 26, 1995 (the "Slick 50 Agreement"). Pursuant to the Amendment, Quaker State, in December 1996, issued 354,374 additional shares of Quaker State Common Stock to the former Slick 50 Inc. 1 shareholders and to an escrow account in exchange for the extinguishment of certain earnout rights under the Slick 50 Agreement. The escrow account contains 59,060 shares which may be used to satisfy certain indemnification obligations owed to Quaker State by the former Slick 50, Inc. 1 shareholders pursuant to the Slick 50 Agreement. Any shares remaining in the escrow account after January, 1998 will be distributed to the former Slick 50, Inc. 1 shareholders.

         Quaker State and Sheldon G. Adelman ("Adelman") initialed an Outline of Terms on November 20, 1996, providing, among other things, for Quaker State to purchase 1,550,934 shares of Quaker State Common Stock ("Shares") from Adelman and an affiliate of Adelman for $16.00 per share, subject to the execution of a definitive agreement. On December 12, 1996, a definitive Purchase Agreement (the "Agreement") was entered into among Quaker State, Blue Coral, Adelman, Joel Adelman and the GST-Exempt Trust FBO Wendy Adelman, dated February 17, 1992, Robert G. Markey and Michael G. Turk, Trustees (the "Trust"), pursuant to which among other things: (i) Quaker State purchased 1,550,934 shares from Adelman and the Trust at a purchase price of $16.00 per share, (ii) Quaker State and the former Blue Coral stockholders agreed to reduce the maximum amount of certain indemnification obligations under the Agreement and Plan of Merger, dated June 7, 1996, among Quaker State, Blue Coral and the former Blue Coral stockholders from $15 million to $5 million; therefore, 680,272 shares were released from an indemnification escrow account and delivered to the former Blue Coral stockholders and (iii) Adelman and Joel Adelman resigned all positions with Quaker State and its subsidiaries. Adelman will, however, serve as a consultant to Quaker State until June 28, 2001. The closing under the Agreement occurred on December 18, 1996. See Quaker State's Form 8-K dated December 12, 1996, which is incorporated herein by reference, for further information.

         On January 28, 1997, Quaker State announced that it had revenues and a net loss of $309.6 million and $5.9 million ($0.16 per share) in the fourth quarter of 1996. For the year ending December 31, 1996, Quaker State reported revenues and net income of $1.2 billion and $13.7 million ($0.40 per share), respectively. The fourth quarter loss included unusual charges of $8.7 million ($0.24 per share) related primarily to non-cash asset write-downs net of a cash gain on the early settlement of a long-term receivable.

Snappy.

         Snappy Lube, Inc. ("Snappy") is an owner-operator of fourteen quick oil change centers located in the San Francisco Bay Area of California. Snappy, a Nevada corporation formed in 1987, has its principal executive offices at 5 Harris Court, Bldg B-1, Monterey, California 93940. Its telephone number is
(408) 655-0180. Snappy offers quick, clean and reliable full service lubrication, oil and filter changes. Snappy emphasizes the importance of location in the success of its service centers and selects high-traffic, visible sites in well-populated areas.

         The majority of Snappy's sales and marketing efforts has been concentrated on attracting the individual retail consumer, participating only minimally in the fleet service market. A typical Snappy customer would initially come to a service center for standard service, which includes the 14-Point Lube, Oil, Filter Service. However, Snappy sells additional services, including Automatic Transmission Service, Synthetic Oil Change, and Radiator Service, which increase the average sales price of the services. For the fiscal year ended 1996, 80.9% of Snappy's revenue was received from customers purchasing the standard service and 19.1% was attributable to sales of additional services.





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

         Snappy currently consumes approximately 280,000 gallons of oil and 315,000 air and oil filters per year and is one of the largest independent non-retail Pennzoil customers on the West Coast and one of the largest independent lube service providers in California. In 1994, Snappy ranked #182 of 500 in Inc. Magazine's Fastest-Growing Private Companies Study.

         Snappy has approximately 150 full-time employees and competes with major quick-lube chains, smaller chains and full-service gas stations. Among Snappy's primary competitors are Jiffy Lube, Minute Lube, Speedy Lube and Tune and Pennzoil 10-minute Oil Change Centers.

DESCRIPTION OF TRANSACTION

         Quaker State and Snappy executed an Agreement of Merger and Plan of Reorganization dated as of January 31, 1997 (the "Merger Agreement") pursuant to which Snappy will merge with and into a newly formed, wholly-owned subsidiary of Quaker State ("Merger Sub"), with the Merger subsidiary as the surviving corporation. If the Merger is consummated, the stockholders of Snappy will receive shares of Quaker State Common Stock equal to $10,250,000 less Snappy's liabilities as of the date of the Merger, valued as hereafter described. The shares of Quaker State Common Stock shall be valued at the closing price on the New York Stock Exchange on the date of the Merger.

THE CONSENT SOLICITATION

         The written consents of the stockholders of Snappy in favor of the Merger is being solicited. Only holders of record of Snappy Common Stock at the close of business on February 20, 1997 (the "Record Date") will be entitled to act by written consent. Pursuant to the written consent solicitation, Snappy stockholders entitled to vote will consider and vote upon the Merger Agreement and the transactions contemplated thereby, including the Merger of Snappy with and into Merger Sub (the "Merger"). A copy of the Merger Agreement is attached to this Consent Solicitation Statement/ Prospectus as Annex 1 and is incorporated herein by reference. See "The Meeting" and "The Merger."

VOTE REQUIRED; SHARE OWNERSHIP

         The written consents of the holders of a majority of the Snappy Common Stock are required to approve the Merger Agreement and the transaction contemplated thereby. See "Business and Financial Information Regarding Snappy-- Ownership of Snappy Common Stock" for a description of the stock ownership of Snappy.

EFFECTS OF THE MERGER

         General Effects of the Merger. Upon consummation of the Merger, the separate corporate existence of Snappy will cease, and the Snappy stockholders at the Effective Time (defined below) (other than Snappy stockholders exercising statutory dissenters' rights) will receive shares of Quaker State Common Stock. A portion of the shares of Quaker State Common Stock deliverable to the Snappy stockholders equal in value to $250,000, on a pro rata basis from all of the Snappy stockholders, will be placed in escrow for a period of one year as security for the obligations of the Snappy stockholders to indemnify Quaker State for certain liabilities. See " The Merger Agreement--Issuance and Exchange of Certificates; Distribution of Escrow Shares" and "The Merger Agreement-- Indemnification and Escrow."

         After the Merger, Quaker State will hold 100% of the Snappy capital stock then outstanding and the Snappy stockholders will be stockholders of Quaker State. See "Comparison of Rights."

         Background of and Reasons for the Merger. The Board of Directors of Snappy has unanimously approved the Merger Agreement and believes that the transactions contemplated thereby are fair and in the best interests of the Snappy stockholders. For background information and a discussion of the reasons for the Merger, see "The Merger--Background of and Reasons for the Merger."

         Certain Federal Income Tax Consequences. The Merger is intended to constitute a tax-free reorganization under Section 368 of the Internal Revenue Code. For federal income tax purposes, no gain is expected to be recognized by Snappy stockholders as a result of the Merger, to the extent that such shareholders receive solely Quaker State Common Stock in the Merger and provided certain other conditions are met. ALL SNAPPY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER. See "Risk Factors--Federal Income Tax Consequences" and "The Merger--Certain Federal Income Tax Consequences."

         Accounting Treatment. The Merger will be accounted for under the purchase method of accounting. See "The Merger--Accounting Treatment."




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

OPERATIONS FOLLOWING THE MERGER

         Following the Merger, Quaker State intends to operate Snappy's assets in substantially the same manner as operated by Snappy, through a management arrangement with Pacific CarCare, L.L.C. Pacific CarCare L.L.C. is a joint venture in which Quaker State holds a minority ownership interest.

TERMS OF THE MERGER AGREEMENT

         Closing and Effective Time. The Closing will take place after the conditions to Closing are met, including the effectiveness of the registration statement on Form S-4 of which this Prospectus is a part and the obtaining of written consents of the holders of a majority of the shares of Snappy Common Stock as of the Record Date, provided that the Merger Agreement may be terminated if the Closing has not occurred on or before February 28, 1997. The Merger will become effective upon the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and Nevada (the "Effective Time"). The Certificate of Merger will be filed as soon as practicable after the Closing. See "The Merger--The Merger Agreement--Closing" and "The Merger--The Merger Agreement--Effective Time."

         Merger Consideration. Pursuant to the Merger, the Snappy stockholders will receive shares of Quaker State Common Stock (the "Closing Shares"). A portion of the Closing Shares equal in value to $250,000 (the "Escrow Shares") will be placed in escrow for a period of one year as security for the obligations of the Snappy stockholders to indemnify Quaker State for certain liabilities under the Merger Agreement. The number of shares of Quaker State Common Stock issuable at the Effective Time to holders of Snappy Common Stock shall be determined as follows:

                           (i) First, by subtracting from $10,250,000 the amount of Snappy's balance sheet liabilities (other than certain excluded liabilities to be assumed by a third party prior to closing), as of the time of Closing (the "Net Consideration").

                           (ii) Second, by dividing the Net Consideration by the closing price of Quaker State Common Stock on the NYSE on the closing date.

         Issuance and Exchange of Certificates; Distribution of Escrow Shares. Promptly after the Effective Time, Quaker State shall issue the Closing Shares (excluding the Escrow Shares) to the Snappy stockholders. A portion of the Closing Shares will be placed in escrow for distribution to the Snappy stockholders upon the conditions specified in the Merger Agreement and an Escrow Agreement to be executed prior to the Closing. See "The Merger--The Merger Agreement--Issuance and Exchange of Certificates; Distribution of Escrow Shares" and "The Merger--The Merger Agreement--Indemnification and Escrow."

         Conditions. The respective obligations of Snappy and Quaker State to effect the Merger are subject to various conditions described herein, including but not limited to: (i) the absence of any suit by any governmental agency seeking a restraining order or injunction that would prevent the consummation of the Merger; (ii) the performance by the other party of its obligations under the Merger Agreement and the accuracy of the other party's representations and warranties contained therein, (iii) the obtaining by Snappy of consents of the landlords of leases held by Snappy (iv) the filing of a Certificate of Merger with the Secretary of State of Delaware, (v) the effectiveness of the Registration Statement and the filing of an application to list the Quaker State Common Stock on the New York Stock Exchange, (vi) the approval of the Merger Agreement by the Snappy stockholders, (vii) the cancellation of certain agreements to which Snappy is a party, (viii) no material adverse change in the financial condition or results of operations of Snappy shall have occurred from September 30, 1996 to the date of closing, and (ix) the receipt by Quaker State and Snappy of opinions from counsel to Quaker State and counsel to Snappy as to certain legal matters. See "The Merger--The Merger Agreement--Conditions to Consummation of the Merger."

         Termination. The Merger Agreement is subject to termination at the option of either Quaker State, on the one hand, or Snappy, on the other hand, if the Merger is not consummated by February 28, 1997 and prior to that time upon the occurrence of certain events. See " The Merger--The Merger Agreement-- Termination."




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

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         Following the Effective Time, the Board of Directors of the surviving corporation will be John D. Barr, Conrad A. Conrad and Paul E. Konney until their successors are duly elected and qualified.

COMPARISON OF RIGHTS

         The Snappy stockholders will own common stock of Quaker State, a Delaware corporation, as a result of the Merger. Their shares will therefore have different rights than the shares of Snappy, which is a Nevada corporation, under Nevada law and Snappy's Certificate of Incorporation and Bylaws. See "Comparison of Rights."

DISSENTERS' RIGHTS

         The Snappy stockholders will have certain dissenters' rights under Nevada law. See "Dissenters' Rights."

RISK FACTORS

         The Snappy stockholders should carefully review the matters set forth under "Risk Factors."

MARKET PRICE AND DIVIDEND DATA

         Quaker State Common Stock is listed on the New York Stock Exchange under the symbol "KSF." The Snappy Common Stock is not traded on any securities market or exchange.

         The following table sets forth, for the periods indicated, the high and low sales prices of the Quaker State Common Stock on the NYSE:


                                                 PER SHARE OF
                                           QUAKER STATE COMMON STOCK
                                           -------------------------
                                             HIGH             LOW
                                             ----             ---
Calendar Year 1994
         First Quarter                      $14 3/8          $12 5/8
         Second Quarter                      16 1/8           12 3/4
         Third Quarter                       15 3/8           13 1/2
         Fourth Quarter                      14 1/2               13

Calendar Year 1995
         First Quarter                      $15 1/8          $13 3/8
         Second Quarter                      15 1/8           13 1/2
         Third Quarter                       16 1/2           14 5/8
         Fourth Quarter                      14 3/4           12 1/8

Calendar Year 1996
         First Quarter                      $14 5/8          $12 3/4
         Second Quarter                      16 1/8           13 7/8
         Third Quarter                       17 1/2               14
         Fourth Quarter                      18 1/4               14

         The closing price for Quaker State Common Stock on the NYSE on January 28, 1997 was $14.125.

         The declaration and payment of dividends on Quaker State Common Stock are made at the discretion of the Quaker State Board of Directors. Quaker State has paid a quarterly cash dividend of $0.10 per share to stockholders of record for each quarter since the quarter ended September 30, 1993.

         Future dividends on Quaker State Common Stock, if any, will depend upon earnings, capital needs and the financial condition of Quaker State, among other factors.

         Snappy has never paid any cash dividends on its capital stock. If the Merger is not consummated, the Board of Directors of Snappy presently intends to continue a policy of retaining all earnings to finance the expansion of its business.

SUMMARY CONSOLIDATED FINANCIAL DATA

         The following information sets forth selected financial data with respect to Quaker State. This information should be read in conjunction with the separate consolidated financial statements and accompanying notes of Quaker State incorporated by reference herein. Interim financial information for Quaker State reflects all adjustments which are, in the opinion of Quaker State's management, necessary to present fairly the consolidated financial information of Quaker State.

                         SELECTED FINANCIAL INFORMATION

         The following table sets forth summary financial information relating to Quaker State. The summary financial data for the five years ended December 31, 1995 are derived from the Consolidated Financial Statements of Quaker State, which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants to Quaker State. The financial data for the nine-month periods ended September 30, 1996 and 1995 are derived from the unaudited condensed consolidated financial statements of Quaker State. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results for the full year ended December 31, 1996. The data should be read in conjunction with the financial information, management's discussion and analysis, and notes incorporated by reference into this Consent Solicitation Statement/Prospectus.

Selected Consolidated Financial Data of Quaker State

                                               NINE MONTHS ENDED                   YEARS ENDED DECEMBER 31
                                                 SEPTEMBER 30
------------------------------------------------------------------------------------------------------------------------------------
                                                    1996        1995       1995           1994       1993       1992       1991
------------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AND
STATISTICAL DATA)
REVENUES
Sales and operating revenues                   $  890,595   $ 774,340   $ 1,035,570    $732,634   $607,085   $592,650    $577,613
Other, net                                          5,790       6,723         9,894       6,923      5,595      4,063       4,450
------------------------------------------------------------------------------------------------------------------------------------
                                                  896,385     781,063     1,045,464     739,557    612,680    596,713     582,063
------------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales and operating costs                 611,329     543,159       718,996     503,539    421,894    408,830     399,747
Selling, general and administrative               218,092     186,931       255,271     193,390    156,359    158,920     139,709
Depreciation, depletion and amortization           26,234      22,900        32,919      21,845     19,181     20,077      20,148
Interest                                            7,059       4,895         7,228       5,115      5,721      4,785       4,567
Unusual items (a)                                     938      17,004        27,000        --         --        3,200        --
------------------------------------------------------------------------------------------------------------------------------------
                                                  863,652     774,889     1,041,414     723,889    603,155    595,812     564,171
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES AND EXTRAORDINARY ITEM         32,733       6,174         4,050      15,668      9,525        901      17,892
PROVISION FOR INCOME TAXES                         13,100       2,408         2,300       6,167      2,534        245       7,443
------------------------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS
BEFORE EXTRAORDINARY ITEM                          19,633       3,766         1,750       9,501      6,991        656      10,449
INCOME (LOSS) FROM DISCONTINUED OPERATIONS (b)         --      13,933        14,489       9,265      6,711    (31,904)      5,090
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY
ITEM AND
  CUMULATIVE EFFECT OF ACCOUNTING                  19,633      17,699        16,239      18,766     13,702    (31,248)     15,539
CHANGES
EXTRAORDINARY ITEM (c)                                 --          --        (4,139)         --         --         --          --
CUMULATIVE EFFECT OF ACCOUNTING                        --          --            --          --         --    (62,600)      7,170
CHANGES (d)
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                              $   19,633   $  17,699   $    12,100    $ 18,766   $ 13,702   $(93,848)   $ 22,709
====================================================================================================================================
Per share:
Income from continuing operations
before
 extraordinary loss and cumulative
effect of accounting                           $     0.58   $    0.12   $       .06    $    .33   $    .25   $    .02         .39
 changes
Income (loss) from discontinued                        --        0.43           .45         .33        .25      (1.17)        .19
operations
Extraordinary item                                     --          --          (.13)         --         --         --          --
Cumulative effect of accounting                        --          --            --          --         --      (2.30)        .26
changes
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                              $     0.58   $    0.55   $       .38    $    .66   $    .50   $  (3.45)   $    .84
====================================================================================================================================
Dividends:
     Cash per share                            $      .30   $     .30   $       .40    $    .40   $    .60   $    .80    $    .80
     Amount                                        10,159       9,583        12,867      11,358     16,310     21,720      21,704
Capital expenditures                               40,429      26,066        45,130      36,444     29,760     25,706      32,037
Working capital                                   136,496      97,744       132,073     101,439     35,403     74,911      43,041
Total assets                                      861,579     701,205       717,023     630,018    783,677    792,820     751,496
Total debt                                        197,282      75,185       125,762      73,249     51,450     79,183      88,924
Stockholders' equity                              326,620     279,738       272,155     251,850    188,750    191,194     307,790
Book value per share                                 9.09        8.53          8.29        8.00       6.93       7.04       11.34
------------------------------------------------------------------------------------------------------------------------------------
Number of stockholders of record                    9,325      10,004         9,776      11,792     12,147     12,606      12,308
Weighted average capital and
equivalent shares outstanding                  34,002,000  32,018,000    32,226,000  28,459,000 27,234,000 27,184,000  27,146,000
===================================================================================================================================

a. Quaker State recorded $22.6 million of restructuring charges, of which $17 million was charged in the nine months ended September 30, 1995 and $4.4 million for the settlement of a class-action lawsuit in 1995. Quaker State recognized a charge in 1992 for assets to be replaced by future conversion of Minit-Lube stores to Q Lube format.

b. Quaker State sold its exploration and production business in 1995, its insurance business in 1994 and discontinued its coal business in 1992. These businesses have been reported as discontinued operations.

c.       Premium on early extinguishment of $50 million, 8.73% Senior Notes.

d. Cumulative effect of implementing Statement of Financial Accounting Standard No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions" and Standard No. 109, "Accounting For Income Taxes" in 1992 and Standard No. 96, "Accounting For Income Taxes" in 1991.

e.       Certain items have been reclassified for comparative purposes.

SELECTED CONSOLIDATED FINANCIAL DATA OF SNAPPY

Summary Consolidated Financial Data

        The following information sets forth selected financial data with respect to Snappy. The summary financial data for the five years ended December 31, 1996 are derived from the unaudited condensed consolidated financial statements of Snappy. This information should be read in conjunction with the Separate Consolidated financial Statements, Management's Discussion and Analysis, and Notes of Snappy, included elsewhere herein.


                                                 ---------------------------------------------------------
                                                                  YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------
                                                   1996        1995        1994        1993         1992
                                                 ---------  ----------   ---------   ---------    --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Sales                                            $   8,162  $    7,332   $   6,641   $   5,683    $  4,346


COST OF SALES:
       COST OF PRODUCTS                              1,981       1,790       1,610       1,440       1,071
       COST OF LABOR                                 2,359       2,129       2,043       1,666       1,327
                                                 ---------  ----------   ---------   ---------    --------
                                                     4,340       4,037       3,653       3,106       2,398
                                                 ---------  ----------   ---------   ---------    --------
GROSS PROFIT                                         3,822       3,413       2,988       2,577       1,948


OPERATING EXPENSES                                   3,314       2,647       2,295       1,932       1,438
                                                 ---------  ----------   ---------   ---------    --------

INCOME FROM OPERATIONS                                 508         765         693         645         510


INTEREST EXPENSE                                     (140)       (139)       (171)       (174)       (169)

DEPRECIATION & AMORTIZATION                          (187)       (148)       (157)       (171)       (139)

OTHER INCOME (EXPENSE), NET                             41          26       (121)        (77)           5
                                                 ---------  ----------   ---------   ---------    --------

NET INCOME INCLUDING MINORITY INTEREST                 222         504         244         223         207

MINORITY INTEREST(1)                                 (113)       (124)       (118)        (94)        (83)
                                                 ---------  ----------   ---------   ---------    --------

NET INCOME (2)                                   $     109  $      380   $     126   $     129    $    124
                                                 =========  ==========   =========   =========    ========

PER SHARE DATA:

       NET INCOME                                $   43.60  $   152.00   $   50.40   $   51.60    $  49.60
                                                 =========  ==========   =========   =========    ========

WEIGHTED AVERAGE COMMON SHARES                       2,500       2,500       2,500       2,500       2,500
                                                 =========  ==========   =========   =========    ========


                                                                       DECEMBER 31,
                                                 ---------------------------------------------------------
                                                   1996        1995        1994        1993         1992
                                                 ---------  ----------   ---------   ---------    --------
BALANCE SHEET DATA:

       CASH                                       $      1   $      25    $     27    $     54     $    33
       TOTAL ASSETS                                  2,583       2,227       2,182       2,290       2,495
       LONG TERM DEBT, LESS CURRENT
       PORTION                                       1,296       1,206       1,250       1,346       1,371
       MINORITY INTEREST                               225         225         225         225         225
       TOTAL STOCKHOLDERS' EQUITY                     -310          75        -156         -96           9

PER SHARE DATA:

       BOOK VALUE                                 $-124.00   $   30.00    $ -62.4     $ -38.40     $  3.60


-------------------------------------
(1) THREE LUBE CENTER LOCATIONS OWNED IN LIMITED PARTNERSHIPS WITH SNAPPY LUBE INC. AS GENERAL PARTNER AND IDENTICAL SINGLE LIMITED PARTNER WHO RECEIVES A FIXED PERCENTAGE OF GROSS REVENUES FROM EACH LOCATION. SEE NOTES TO FINANCIAL STATEMENTS FOR FURTHER EXPLANATION.

(2) PRE-TAX NET INCOME. INTERNAL REVENUE CODE S ELECTION MADE BY SHAREHOLDERS AT INCEPTION CAUSES INCOME TAXES TO BE BORNE BY SHAREHOLDERS PROPORTIONATELY ON THEIR RESPECTIVE PERSONAL INCOME TAX RETURNS.

QUAKER STATE AND SNAPPY COMPARATIVE PER SHARE DATA

         The following table sets forth the net income per common share and the historical book value per share data of Quaker State Common Stock, and the net income per share and the book value per share data of the Snappy Common Stock. The information presented in the table should be read in conjunction with the separate consolidated financial statements and accompanying notes of Quaker State, incorporated by reference herein, and the separate consolidated financial statements and accompanying notes of Snappy, included elsewhere in this Consent Solicitation Statement/Prospectus.


                                                     Net income      Book value
                                                     per share        per share
                                                     ----------      ----------
QUAKER STATE

         Year ended December 31, 1993                $     .50       $     6.93
         Year ended December 31, 1994                      .66             8.00
         Year ended December 31, 1995                      .38             8.29
         Nine months ended September 30, 1996              .58             9.09


SNAPPY

         Year ended December 31, 1994                $   50.40       $    85.60
         Year ended December 31, 1995                   152.00           237.60
         Year ended December 31, 1996                    43.60           191.20


                                  RISK FACTORS

         In addition to the other information regarding Quaker State, Snappy and the Merger contained in this Consent Solicitation Statement/Prospectus, the following factors should be considered carefully by the Snappy stockholders. These factors should be considered in conjunction with the other information included in this Consent Solicitation Statement/Prospectus.

COMPETITION

         All of Quaker State's businesses are involved in highly competitive industries, and the future results of any of Quaker State's business segments could be adversely affected by competitive conditions.

         The branded motor oil business is highly competitive. In the United States, the major competitors of Quaker State and their principal brands of motor oil are Pennzoil Company (Pennzoil), Ashland, Inc. (Valvoline), Texaco Inc. (Havoline) and Burmah Castrol PLC (Castrol). In foreign countries, Quaker State competes with foreign manufacturers (including some that are government-owned) and with its major U.S. competitors. The principal methods of competition in the branded motor oil business are product quality, distribution capability, advertising and sales promotion. Many of the competitors, particularly the major integrated oil companies, have greater motor oil production capacities and financial resources substantially greater than those of Quaker State.

         In the sale of private label lubricants, Quaker State competes with a number of small blending and packaging companies. The principal methods of competition are product quality and price. In the waste oil collection, transportation, management and recycling business, Quaker State competes with Safety-Kleen Corp., International Petroleum Corp., the First Recovery, Inc. division of Ashland Inc. and a number of regional waste oil haulers. The principal methods of competition are reliability and quality of service and price.

         The fast lube business is also highly competitive. The major competitors of Quaker State are Jiffy Lube International, Inc. (a subsidiary of Pennzoil Company) and Ashland Inc. through its Valvoline Instant Oil Change centers. There are also a significant number of independent fast lube chains operating on a local or regional basis.

In addition to competing with other fast lube centers, Q Lube competes with local automobile dealers, service stations and garages. The principal methods of competition are quality of service, price and sales promotion.

         The major competitors of Slick 50 and its principal brands of engine additives and functional fluids are Ashland, Inc. (Valvoline TM8TM engine treatment), Howe Laboratories (Dubalube(R) brand engine treatment and fuel system cleaner), Turtle Wax (Lubricator 2001TM engine treatments and Sure FireTM fuel treatment); Prestone Products Corporation (Prestone(R) brand functional fluids), Nationwide Industries/Snap Products (Snap(R) products); Octane Boost Corporation (104+ Octane Boost(R) fuel system cleaner), Chevron Corporation (Pro-Gard(R) fuel system cleaner); Pennzoil Products Company (Gumout(R) fuel system cleaner) and Castrol Limited (fuel treatment). The major competitors of Blue Coral are Armor All Products Corporation (Armor All(R) brand products), Turtle Wax, Inc. (Turtle Wax(R) products), First Brands (STP(R) Son of a Gun!(R) cleaners, Simoniz(R) waxes and polishes). The major competitors of Medo are Car Freshner Corporation (Car-Freshner(R) and Tree design(R), California Scents Corporation (California Scents(R), Cool Jel(R) and Spritzers(R) brands), and New Ideas International, Inc. (New Idea International(R), Filtermate(R), Scent Clip(R)).

         The market for vehicular safety lighting equipment is highly competitive. Truck-Lite competes with other independent manufacturers including Grote Industries, Inc., Peterson Manufacturing Co., Inc. and the Signal-Stat Division of Federal-Mogul Corporation, as well as with companies owned by truck and automobile manufacturers. The principal methods of competition are quality, price, delivery and technical innovation.

SIGNIFICANT CUSTOMERS

         Through the growth of certain national retail chain stores and certain of the recent acquisitions made by Quaker State, the percentage of the total sales made by Quaker State and its subsidiaries that is made to such customers has been increasing. In 1995, sales to Wal-Mart Stores, Inc. and its affiliated companies exceeded 10% of Quaker State's consolidated revenues and Quaker State believes that sales in 1996 to Wal-Mart Stores, Inc. and its affiliated companies likewise exceeded 10% of such revenues. Sales to such national retain chain stores are generally made pursuant to short-term purchase orders and not under ongoing purchase contracts. Loss of or a significant reduction in sales to these customers could have a negative effect on Quaker State's operating results.

GOVERNMENT REGULATION

         Environmental. Quaker State and its subsidiaries are subject to extensive federal, state and local laws and regulations governing, among other things, air emissions, waste water discharges, hazardous materials, land use, waste management and employee health and safety. In particular, these laws and regulations affect motor oil refining and manufacturing operations, natural gas and crude oil producing activities, used oil and other automotive fluids collection and fast lube operations. In manufacturing and motor oil refining, permits are required for, among other things, the discharge of waste water, air emissions and for hazardous waste activities. Regulations govern the collection, transportation and disposition of used motor oil and other automotive fluids. Federal regulations impose standards for tanks and tank farms storing these materials, recordkeeping and labeling requirements and management standards. In the fast lube operations, waste management regulations apply to the handling and disposition of used motor oil and filters, other petroleum products and antifreeze. Certain of Medo's products are subject to the requirement that they be registered with the United States Environmental Protection Agency ("EPA"). While Quaker State does not believe that current and anticipated future environmental compliance requirements are likely to have a material adverse effect upon its financial position, environmental laws and regulations are subject to frequent change and have become more stringent in recent years so that there can be no assurance that future environmental requirements would not have a material adverse effect on Quaker State's future quarterly or annual results of operations or cash flows.

         Certain environmental laws, such as the federal Superfund law, can impose joint and several liability for the cleanup of hazardous waste sites upon certain statutorily defined categories of parties regardless of the lawfulness of the original activity or disposal. Quaker State and certain of its subsidiaries have received notices from the EPA and similar state agencies that they may be responsible for response and cleanup costs with respect to certain Superfund and state waste sites. Although Quaker State does not anticipate, based on current information, that environmental liabilities associated with third party waste sites or currently or formerly owned properties are likely to have a material adverse effect upon its financial position, there can be no assurance that new or changed remediation requirements, information regarding site conditions or liability allocations would not have a material adverse effect upon Quaker State's future quarterly or annual results of operations or cash flows.

         Other. Truck-Lite's products are subject to regulations of the U.S. Department of Transportation that govern the brightness, placement and physical durability of vehicular lighting.

ACQUISITIONS AND DIVESTITURES

         Quaker State has engaged in a strategy of acquiring businesses in the automotive aftermarket, while strategically divesting businesses not involved in its core motor oil business. In July 1995, Quaker State acquired Slick 50, Inc., a manufacturer and marketer of automotive engine and fuel treatments. In June 1996, Quaker State acquired Blue Coral, Inc., a manufacturer and marketer of automotive appearance products and car wash equipment. Lastly, in October 1996, Quaker State acquired Medo Industries, Inc., a manufacturer and marketer of fragrance products, primarily used in automobiles.

         In August 1994, Quaker State sold its subsidiary Heritage Insurance Group, Inc., a company engaged in the sale of credit life insurance. In August 1995, Quaker State sold substantially all of the assets of its oil and natural gas exploration and production division.

         While Quaker State intends to maintain its acquisition and divestiture strategy, there can be no assurance that Quaker State will complete further transactions.

LEGAL PROCEEDINGS

         Quaker State's subsidiary, Quaker State - Slick 50, Inc. ("Slick 50"), and certain subsidiaries of Slick 50 are respondents in an administrative proceeding brought by the Federal Trade Commission ("FTC"). The FTC complaint alleges that certain advertising claims related to Slick 50 engine treatment were untrue or not adequately substantiated. The Complaint seeks an order barring the respondents from making certain product claims and from making other product claims without adequate substantiation. Following the filing of the FTC complaint, seven purported class action complaints were brought against Slick 50 and certain of its subsidiaries in the states of New York, Texas, Alabama, and California. The purported class action complaints allege various claims related to false advertising, fraud, deceit, and negligent misrepresentation, and generally seek compensatory and punitive damages, restitution, attorneys' fees and costs. An eighth lawsuit was filed in California against Slick 50 and subsidiaries, seeking restitution for alleged false advertising on behalf of consumers under a California statute. Slick 50 is defending all of the above matters vigorously.

         Quaker State and certain of its subsidiaries have received notices from the EPA and a similar state agency that they may be responsible for response and cleanup costs with respect to certain Superfund sites.

         Quaker State has been named as a party or a potential responsible party in a number of government and private actions based on environmental laws and regulations. Quaker State anticipates future liability for long-term remediation or reclamation at certain formerly owned facilities, including three refineries and various sites of former coal operations that were discontinued in 1992 and 1993.

         Quaker State sold its crude oil refinery in St. Mary's, West Virginia in December 1987. The purchaser filed for bankruptcy in December 1988, and in August 1991 the bankruptcy trustee sold the refinery to a second purchaser. In connection with this transaction, Quaker State provided certain indemnities with respect to the environmental conditions at the refinery. In April 1990, Quaker State sold its crude oil refinery in Farmers Valley, Pennsylvania and a wax plant (formerly also a crude oil refinery) in Emlenton, Pennsylvania and provided the purchaser with similar indemnities. Quaker State expects that it will incur some expenditures related to these indemnities and also expects that it will incur some expenditures for environmental conditions associated with its discontinued coal operations.

         While it is impossible at this time to determine with certainty the ultimate outcome of all current and potential environmental and legal matters involving Quaker State, Quaker State has accrued reserves for all items which are believed by Quaker State to be probable and can be reasonably estimated and does not expect any material adverse effect on its financial position. However, not all of these matters can be predicted with certainty so it is possible that one or more of these matters could be decided against Quaker State and result in a material adverse impact on future quarterly or annual results of operations or cash flows when resolved.

MARKET VOLATILITY

         The stock market in general and the market for Quaker State Common Stock has from time to time experienced price and volume fluctuations, which may at times be unrelated to the operating performance of particular companies. From time to time, analysts and others have issued reports and articles which have had a negative impact on stock prices. In addition, various factors and events, including announcements by Quaker State or its competitors concerning operating results, acquisitions and other events may contribute to the price volatility of Quaker State Common Stock.

ANTI-TAKEOVER PROVISIONS

         Quaker State's certificate of incorporation includes provisions requiring that any entity which holds 30% more of Quaker State's Common Stock which desires to enter into certain business combinations with Quaker State must obtain the approval of the holders of at least 95% of Quaker State's stock or must insure that the consideration received by the other Quaker State stockholders is equivalent to the highest price paid by such entity in acquiring its holdings of Quaker State Common Stock. Quaker State has also adopted a stockholder rights plan. Both may have certain anti-takeover effects. Quaker State is also subject to the provisions of the Delaware General Corporation Law, which may make certain business combinations more difficult.

RIGHTS OF SNAPPY STOCKHOLDERS FOLLOWING THE MERGER

         Following the Merger, holders of Snappy Common Stock will become holders of Quaker State Common Stock. Certain differences exist between the rights of the Snappy stockholders under the Snappy Certificate and the Snappy Bylaws, and the rights of Quaker State stockholders under the Quaker State Certificate and the Quaker State Bylaws. See "Comparison of Rights."

FEDERAL INCOME TAX CONSEQUENCES

         The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). See "The Merger--Certain Federal Income Tax Consequences--Tax Free Reorganization Treatment." If for any reason the Merger does not qualify as a reorganization, then among other effects, the Snappy stockholders may recognize gain or loss in such transaction. See "The Merger--Certain Federal Income Tax Consequences--Failure of Merger Treatment." ACCORDINGLY, ALL SNAPPY STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING ALL TAX RAMIFICATIONS OF THE MERGER.

                               DISSENTER'S RIGHTS

         A Snappy stockholder who complies with the provisions of Chapter 92A of the Nevada Revised Statutes ("NRS") has the right to receive payment for his shares of Snappy Common Stock instead of receiving shares of Quaker State Common Stock. The following summary of the provisions of Chapter 92A is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Chapter 92A, a copy of which is attached to this Consent Solicitation Statement/Prospectus as Annex 2.

         Stockholders of a Nevada corporation have the right, in certain circumstances, to dissent from certain corporate actions, including the consummation of a plan of merger by a Nevada corporation which requires the approval of such corporation's stockholders. Stockholders who are entitled to dissent are also entitled to obtain payment in the amount of the fair value of their shares.

         Pursuant to NRS Section 92A.410, the notice regarding the Consent Solicitation must state that the Snappy stockholders are or may be entitled to dissenters' rights under NRS Sections 92A.300 to 92A.500 and be accompanied by a copy of those sections. This Consent Solicitation Statement/Prospectus constitutes the required notice under this provision. A Snappy stockholder who wishes to assert dissenters' rights must (i) deliver to Snappy, before the record date for determining Snappy stockholders entitled to give consent to the Merger in writing without a meeting, written notice of his intent to demand payment for his shares of Snappy Common Stock if the Merger Agreement is effectuated, and
(ii) not vote his shares in favor of the Merger Agreement by executing the written consent provided pursuant to the Consent Solicitation. A Snappy stockholder failing to satisfy these requirements will not be entitled to dissenters' rights under Chapter 92A. Quaker State (the "Subject Corporation") must send a written dissenters' notice (the "Dissenters' Notice") within ten days of effectuation of the Merger Agreement to all Snappy stockholders who satisfied these requirements. The Dissenters' Notice must include (i) a statement of where the demand for payment is to be sent and where and when certificates for Snappy Common Stock are to be deposited; (ii) a statement informing the holders of Snappy Common Stock not represented by certificates to what extent the transfer of such shares will be restricted after the demand for payment is received; (iii) a form for demanding payment that requires the Snappy stockholder asserting the dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before the date when the terms of the merger were announced to the news media or the stockholders (the "Announcement Date"); (iv) a date by which the Subject Corporation must receive the demand for payment, which may not be less than 30 or more than 60 days after the date the Dissenter's Notice was delivered; and (v) a copy of NRS Sections 92A.300 to 92A.500.

         A Snappy stockholder who wishes to obtain payment for his Snappy Common Stock must demand payment, certify whether he acquired beneficial ownership of his Snappy Common Stock before the Announcement Date, and deposit his certificates, if any, in accordance with the terms of the Dissenter's Notice. A Snappy stockholder for whom dissenters' rights are asserted as to shares not represented by a certificate will retain all other rights of a Snappy stockholder until those rights are canceled or modified by the Merger. The Subject Corporation may restrict the transfer of any shares not represented by a certificate from the date the demand for payment is received. Pursuant to NRS
Section 92A.440, a Snappy stockholder who fails to demand payment or deposit his certificates where required by the dates set forth in the Dissenters' Notice will not be entitled to payment for his shares as provided under Chapter 92A.

         Pursuant to Section NRS 92A.460, within 30 days of receipt of a demand for payment, the Subject Corporation will pay each dissenter who complied with NRS Section 92A.440 the amount that the Subject Corporation estimates to be the fair market value of his shares, plus accrued interest. The payment must be accompanied by (i) copies of the Subject Corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in shareholder's equity for that year and the latest interim financial statements, if any; (ii) a statement of the Subject Corporation's estimate of the fair value of the shares;
(iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter's rights to demand payment under NRS Section 92A.480; and (v) a copy of NRS Sections 92A.300 to 92A.500.

         Pursuant to NRS Section 92A.470, the Subject Corporation may elect to withhold payment from dissenters who became the beneficial owners of their shares on or after the Announcement Date. After consummation of the Merger, however, the Subject Corporation is required to estimate the fair value of such shares, plus accrued interest, and offer to pay this amount to each dissenter in full satisfaction of his demand. The Subject Corporation will send this offer with a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's rights to demand payment under NRS Section 92A.480.

         Pursuant to NRS Section 92A.480, a dissenter who believes that the amount paid pursuant to NRS Section 92A.460 or offered pursuant to NRS Section 92A.470 is less than the full value of his shares or that the interest due is incorrectly calculated, may, within 30 days after the Subject Corporation made or offered payment for his shares, either (i) notify the Subject Corporation in writing of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate less any payments made under NRS
Section 92A.460, or (ii) reject the offer for payment made by the Subject Corporation under NRS Section 92A.470 and demand payment of the fair value of his shares and interest due.

         If a demand for payment remains unsettled, the Subject Corporation shall commence a court proceeding within 60 days after receiving a demand and petition the court to determine the fair value of the shares and accrued interest. All dissenters whose demands remain unsettled would be made a party to such a proceeding. Each dissenter is entitled to a judgment for the fair value of his shares, plus accrued interest, less any amount paid pursuant to NRS Section 92A.460. The court would assess the costs of the proceedings against the Subject Corporation unless the court finds that all or some of the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment, in which case the court may assess the costs in the amount the court finds equitable against some or all of the dissenters. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in the amount the court finds equitable, against the Subject Corporation or the dissenters. If the Subject Corporation does not commence a proceeding within the 60 day period, it must pay each dissenter whose demand remains unsettled the amount demanded.

                                   THE MERGER

GENERAL EFFECTS OF THE MERGER

         Upon consummation of the Merger, the separate corporate existence of Snappy will cease, and the Snappy stockholders at the time the Certificate of Merger is filed with the applicable governmental authorities (the "Effective Time") will receive shares of Quaker State Common Stock, as described below. A portion of the Closing Shares (the "Escrow Shares") will be placed in escrow for a period of one year as security for the obligations of the Snappy stockholders to indemnify Quaker State for certain liabilities under the Merger Agreement. Escrow Shares not applied for such purpose will be distributed to the Snappy stockholders at the end of the escrow period. See "--The Merger Agreement-- Issuance and Exchange of Certificates; Distribution of Escrow Shares" and
"--The Merger Agreement--Indemnification and Escrow."

         The number of shares of Quaker State Common Stock issuable at the Effective Time to holders of Snappy Common Stock (the "Closing Shares") shall be determined as follows:

                           (i) first by subtracting from $10,250,000 the total of Snappy's balance sheet liabilities (other than certain excluded liabilities to be assumed by a third party prior to closing) as of the Closing Date ("Net Price"); and

                           (ii) then by dividing the Net Price by the closing price of Quaker State Common Stock on the New York Stock Exchange on the Closing Date.

         Shares of Snappy Common Stock held by persons exercising statutory dissenters' rights shall be treated as described in "Dissenters' Rights."

         The Escrow Shares will be equal in number to $250,000 divided by the Closing Price. The Escrow Shares will be held as security for the obligations of the Snappy stockholders to indemnify Quaker State for certain liabilities. See "--The Merger Agreement--Indemnification and Escrow."

         Following the Closing, the Snappy stockholders will be stockholders of Quaker State. See "Comparison of Rights."

BACKGROUND OF AND REASONS FOR THE MERGER

         The Snappy Board of Directors believed that the company had achieved its goals of becoming one of the most successful lubrication, oil and filter change service centers in Central and Northern California and determined that a merger with Quaker State would be a good opportunity to provide future liquidity to the Snappy stockholders. After taking into account various factors, the Board of Directors determined that the Merger Agreement and the consummation of the Merger were fair to, and in the best interest of, Snappy and its stockholders and that Snappy should proceed with the Merger and the Merger Agreement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Quaker State and Snappy each intend for the Merger to qualify as a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). In order for reorganization treatment to apply, certain requirements must be met, including:

                             (i) Merger Sub, as the surviving corporation of the Merger, must acquire substantially all of the assets of Snappy (while case law may support a lesser percentage, the "substantially all" test will generally be met if 90 percent of the net assets and 70 percent of the gross assets of Snappy are acquired); and

                             (ii) the individual stockholders of Snappy must maintain continuity of proprietary interest through receipt in the Merger and continued ownership of Quaker State Common Stock.

While case law may support a lesser percentage, the "continuity of interest" test will generally be met as long as the individual Snappy stockholders do not have a plan or intention to sell, exchange or otherwise dispose of a number of shares of Quaker State Common Stock received in the Merger that would reduce the number of shares of Quaker State Common Stock owned by such stockholders after the Merger to a number of shares having a value as of the date of the Merger of less than 50 percent of the value of all of the formerly outstanding shares of Snappy held by such stockholders as of that date. Shares surrendered by dissenting stockholders or exchanged or deemed exchanged for cash in the Merger are treated as shares outstanding on the date of the Merger, and shares held by Snappy stockholders and otherwise sold, redeemed or disposed of prior or subsequent to the Merger are similarly considered.

         Assuming the Merger qualifies as a reorganization under Section 368(a) of the Code, the following consequences should apply to non-dissenting Snappy stockholders. No gain or loss will be recognized by the Snappy stockholders upon the exchange of Snappy Common Stock solely for shares of Quaker State Common Stock as a result of the Merger (except to the extent of cash received in lieu of a fractional share thereof). Cash received by the Snappy Stockholders in lieu of fractional shares of Quaker State Common Stock will be treated as received as a distribution in redemption of such fractional shares, subject to the provisions of Section 302 of the Code, as if such fractional shares had been issued in the Merger and then redeemed by Quaker State. The tax basis of the shares of Quaker State Common Stock received by the Snappy Stockholders in the Merger will be equal to the tax basis of the shares of Snappy Common Stock exchanged therefor in the Merger, reduced by any basis allocable to a fractional share of Quaker State Common Stock treated as sold or exchanged under Section 302 of the Code. The holding period for the shares of Quaker State Common Stock received by the Snappy Stockholders will include the holding period for the shares of Snappy Common Stock exchanged therefor in the Merger, provided that the shares of Snappy Common Stock are held as capital assets at the Effective Time.

         Dissenters. Any Snappy Stockholder who perfects dissenters' rights and receives payment for such stockholder's stock generally will be treated as if such stock was redeemed. In general, if the Snappy Common Stock is held as a capital asset at the Effective Time, a dissenting stockholder will recognize capital gain or loss measured by the difference between the amount of cash received and the basis in such stock. However, if such dissenting stockholder owns, directly or constructively through application of section 318 of the Code, any Snappy Common Stock as to which dissenters' rights are not exercised and perfected and which are exchanged for Quaker State Common Stock in the Merger, or otherwise holds Quaker State Common Stock, such stockholder may be treated as having received a dividend in the amount of the cash paid to the stockholder in exchange for the shares as to which dissenters' rights are perfected. Under section 318 of the Code, an individual is deemed to own stock that is actually owned (or deemed to be owned) by certain members of such individual's family (spouse, children, grandchildren and parents, with certain exceptions) and other related parties, including, for example, certain entities in which the individual has a direct or indirect interest (such as partnerships, estates, trusts and corporations), as well as stock that such individual (or a related person) has the right to acquire upon exercise of an option or conversion right held by such individual (or related person). Each stockholder who intends to dissent from the Merger (see "Dissenters' Rights") should consult such stockholder's own tax advisor with respect to the application of the stock redemption and constructive ownership rules to the stockholder's particular circumstances.

         Failure of Reorganization Treatment. If the Merger were not to qualify as a reorganization under Section 368(a) of the Code, whether by virtue of failure to meet the continuity of interest test or otherwise, then for federal income tax purposes the Merger would be treated as a taxable event to Snappy stockholders (as well as to Snappy). In that event, the tax consequences to the Snappy stockholders would be:

                           (a) Each Snappy stockholder would generally recognize gain or loss in the Merger in an amount equal to the difference between such stockholder's adjusted basis in his or her Snappy stock and the amount of money and the fair market value of other property (including Quaker State Common Stock and Escrow Shares) received by such Snappy stockholder in the Merger. Such gain or loss would generally be capital gain if the surrendered stock were held as a capital asset at the time of the Merger, and would be long-term gain if at the time of the Merger the holding period for such stock exceeded one year;

                           (b) Each Snappy stockholder would have a basis in the Quaker State Common Stock received in the Merger (including the Escrow Shares) equal to the fair market value of such stock at the time of the Merger; and

                           (c) Each Snappy stockholder's holding period for the Quaker State Common Stock received in the Merger (including Escrow Shares) would not include any period of time prior to the Merger.

         THE FOREGOING IS NOT INTENDED TO BE A COMPREHENSIVE DISCUSSION OF ALL POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. FURTHERMORE, THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS DOES NOT PROVIDE INFORMATION ABOUT THE TAX CONSEQUENCES OF THE MERGER UNDER THE TAX LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN JURISDICTION. SNAPPY STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES OF THE MERGER.

ACCOUNTING TREATMENT

         The Merger is intended to be treated for financial accounting purposes under the purchase method of accounting.

EFFECT ON EXCHANGE ACT REQUIREMENTS

         The Merger will have no impact on Quaker State's requirements under the Securities Exchange Act of 1934 (the "Exchange Act"). Quaker State Common Stock is currently registered under the Exchange Act. Following the Merger, Quaker State, so long as it is subject to Section 13(a) or 15(d) of the Exchange Act, will have an obligation to file annual, quarterly and other periodic reports with the Securities and Exchange Commission, SEC, which will include consolidated financial and other information regarding Quaker State and its subsidiaries. Directors, officers and 10% stockholders of Quaker State will continue to be subject to the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. All other applicable provisions of the federal and state securities laws will continue to be in effect with respect to transactions in Quaker State equity securities. Quaker State Common Stock will continue to be listed on the NYSE and Pacific Stock Exchange.

OPERATIONS FOLLOWING THE MERGER

         Following the Merger, Quaker State intends to continue the operation of Snappy's business substantially in the manner previously operated. The business will be managed by Pacific CarCare L.L.C., a joint venture of which Quaker State is a part owner.

THE MERGER AGREEMENT

         The terms and conditions of the Merger are set forth in the Agreement of Merger and Plan of Reorganization (the "Merger Agreement") attached to this Proxy Statement/Consent Solicitation Statement/Prospectus as Annex 1 and incorporated herein by reference. The following summarizes the material terms thereof, and the Snappy stockholders are urged to review the text of the Merger Agreement.

Closing

         The closing of the Merger Agreement (the "Closing") shall occur as soon as possible after all conditions set forth in the Merger Agreement have been satisfied, but in no event later than the date the Merger is effective. Either Quaker State or Snappy may terminate the Merger Agreement pursuant to the terms described in "The Merger Agreement--Termination."

Effective Time

         The Merger will become effective upon the filing of a Certificate of Merger with the Secretary of States of the States of Delaware and Nevada, in accordance with the requirements of the laws of such states.

Issuance and Exchange of Certificates; Distribution of Escrow Shares

         On the Closing Date, Quaker State shall cause Quaker State stock to be issued to each non-dissenting Snappy Stockholder in accordance with instructions to be provided by the Snappy stockholders to Quaker State.

         The Escrow Shares will be deposited for a one year period with an escrow agent to be appointed in connection with provisions of the Merger Agreement relating to indemnification (the "Escrow Agent"). The Escrow Agreement will terminate one year following the Closing. Upon any such termination, all remaining Escrow Shares held by the Escrow Agent will be delivered to the Snappy stockholders, subject only to the establishment by the Escrow Agent of a reserve of Escrow Shares necessary to compensate Quaker State for any outstanding claims for indemnification which have not yet been resolved. The right of the Snappy stockholders to receive the Escrow Shares is subject to the right of Quaker State to receive Escrow Shares as compensation for certain indemnified liabilities. See "--Indemnification and Escrow."

Stock Exchange Listing

         The shares of Quaker State Common Stock to be issued in connection with the Merger will be listed on the NYSE and Pacific Stock Exchange.

Expenses

         The Merger Agreement provides that Quaker State shall pay its fees and expenses incurred incident to the preparation and carrying out of the transactions contemplated by the Merger Agreement, including legal, accounting and brokerage. The expenses incurred by Snappy will reduce the purchase price payable. The fees imposed by the Escrow Agent and the Exchange Agent will be paid by Quaker State.

Representations and Warranties

         The Merger Agreement contains customary representations and warranties relating to, among other things, (i) each of Quaker State's, Merger Sub's and Snappy's organization, qualification and similar corporate matters; (ii) the capital structure of Quaker State, Merger Sub, and Snappy; (iii) equity ownership interests of Snappy; (iv) the due authorization and valid issuance of the shares of Quaker State Common Stock to be delivered to the Snappy stockholders; (v) the authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (vi) third-party consents required in connection with the Merger; (vii) the status of store leases held by Snappy; (viii) the fair presentation of Snappy's financial statements; (ix) the existence of good title to Snappy's assets and properties, free and clear of liens; (x) the characteristics of the receivables of Snappy;
(xi) the due filing of tax returns and the payment of taxes by Snappy; (xii) compliance with law; (xiii) the status of pending litigation and the absence of threatened litigation; (xiv) business and certain customers of Snappy; (xv) proprietary rights and insurance policies of Snappy; (xvi) employees of Snappy and certain employee compensation, employee benefit and labor matters; (xvii) certain matters related to environmental laws; and (xviii) the absence of certain material changes or events relating to Snappy.

Certain Covenants

         Pursuant to the Merger Agreement, Snappy has agreed to carry on its business diligently and in substantially the same manner as conducted prior to the execution of the Merger Agreement and to use its best efforts to preserve its present relationships with customers and suppliers.

No Solicitation of Transactions

         The Merger Agreement provides that Snappy will not, directly or indirectly through any officer, director, representatives or agent: solicit, initiate or encourage any proposals related to the purchase of Snappy's assets or stock or the merger of Snappy with any other entity.

Additional Agreements

         The Merger Agreement contains additional covenants of Quaker State and Snappy to (i) abstain from any communications with the public or their respective stockholders without the prior approval of the other party; (ii) to use reasonable best efforts in an attempt to satisfy all conditions precedent prior to the Closing, including all regulatory approvals and (iii) to take certain actions with respect to filing of the Form S-4 registration statement of which this Consent Solicitation Statement/Prospectus is part. The Merger Agreement also contains a covenant on the part of the Snappy stockholders not to compete in Snappy's business in certain counties of California for five years after the Closing. Snappy has also agreed to afford Quaker State and its representatives reasonable access to its books, contracts, records and properties.

Indemnification and Escrow

         The Merger Agreement provides for indemnification of Quaker State (and, after the Closing, Snappy) and their respective affiliates, directors, officers, stockholders, successors and assigns against certain liabilities and losses which an indemnified person may suffer or incur after the Closing by reason of
(i) the inaccuracy or breach of the representations, warranties and covenants of Snappy contained in the Merger Agreement. The indemnification referred to above is limited to the $250,000 in Escrow Shares deposited into escrow at the Closing. Quaker State will be entitled to make claims against the escrow for the "indemnifiable damages" described above until the one-year anniversary of the Closing Date.

Conditions to Consummation of the Merger

         The obligations of Quaker State and Snappy to effect the Merger are subject to various conditions, unless waived, which include, in addition to other customary closing conditions, the following:

                           (i) Snappy (in the case of Quaker State) and Quaker State (in the case of Snappy) shall have performed in all material respects all obligations required to be performed by each under the Merger Agreement;

                          (ii) certain of Snappy's contracts shall have been cancelled and terminated;

                         (iii) all consents or approvals required from third parties relating to Snappy's leasehold interests shall have been obtained; and

                          (iv) the Registration Statement shall have become effective under the Securities Act.

         The obligations of Quaker State to consummate the Merger are subject to the following additional conditions:

                         (i) the representations and warranties of Snappy in the Merger Agreement shall be true and correct in all material respects; and

                           (ii) since September 30, 1996 there shall have been no material adverse change in the financial condition or results of operations of Snappy.

         The obligations of Snappy to consummate the Merger are also subject to the following additional condition:

                           (i) the representations and warranties of Quaker State in the Merger Agreement shall be true and correct in all material respects.

Termination

         The Merger Agreement may be terminated at any time prior to the Closing
(i) by mutual written consent of the parties; (ii) by either Quaker State, on the one hand, or Snappy, on the other hand, if there has been a failure to fulfill a condition in the Merger Agreement on the part of the other; and (iii) by Quaker State or Snappy if the Merger shall not have been consummated on or before February 28, 1997.

         In the event of termination of the Merger Agreement by Quaker State or Snappy, the Merger Agreement will become void, and there will be no liability or obligation on the part of any party to the Merger Agreement or any of their officers or directors other than under certain specified provisions of the Merger Agreement dealing with confidentiality, the payment of expenses and other liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its representations or warranties, or the breach by a party of any of its covenants or agreements set forth in the Merger Agreement.

Amendment and Waiver

         The Merger Agreement may be amended at any time by an instrument in writing signed by the parties thereto. At any time prior to the Closing, Quaker State or Snappy, by appropriate corporate action, to the extent legally allowed, may extend the time for performance of the obligations of the other parties to the Merger Agreement, waive inaccuracies in representations and warranties and waive compliance with any agreements or conditions for their respective benefit contained in the Merger Agreement.

MATERIAL CONTACTS

         There are no present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions between Snappy and Quaker State or any of its affiliates, other than those related to the Merger Agreement.

               BUSINESS AND FINANCIAL INFORMATION REGARDING SNAPPY

         Snappy Lube, Inc. ("Snappy") is an owner-operator of fourteen quick oil change centers located in the San Francisco Bay Area of California. Snappy, a Nevada corporation formed in 1987, has its principal executive offices at 5 Harris Court, Bldg B-1, Monterey, California 93940. Snappy offers quick, clean and reliable full service lubrication, oil and filter changes. Snappy emphasizes the importance of location in the success of its service centers and selects high-traffic, visible sites in well-populated areas.

         The majority of Snappy's sales and marketing efforts have been concentrated on attracting the individual retail consumer, participating only minimally in the fleet service market. A typical Snappy customer would initially come to a service center for standard service, which includes the 14-Point Lube, Oil, Filter Service. However, Snappy sells additional services, including Automatic Transmission Service, Synthetic Oil Change, and Radiator Service, which increase the average sales price of the services. For the fiscal year ended 1996, 80.9% of Snappy's revenue was received from customers purchasing the standard service and 19.1% was attributable to sales of additional services.

         Snappy currently consumes approximately 280,000 gallons of oil and 315,000 air and oil filters per year and is one of the largest independent non-retail Pennzoil customers on the West Coast and one of the largest independent lube service providers in California. In 1994, Snappy ranked #182 of 500 in Inc. Magazine's Fastest-Growing Private Companies Study.

         Snappy has approximately 150 full-time employees and competes with major quick-lube chains, smaller chains and full-service gas stations. Among Snappy's primary competitors are Jiffy Lube, Minute Lube, Speedy Lube and Tune and Pennzoil 10-Minute Oil Change Centers.

OWNERSHIP OF SNAPPY COMMON STOCK

         The following table sets forth certain information regarding the beneficial ownership of Snappy's Common Stock as of December 31, 1996 by all stockholders of record on such date. Unless otherwise indicated, each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned. There are no outstanding options to purchase any shares of Snappy's Common Stock.


                                                       Shares Beneficially
                                                    Owned Prior to the Merger
                                                    -------------------------
            Stockholder                               Number        Percent
            -----------                               -----         -------
            Ken Redelsperger and
            Anne Redelsperger, as joint tenants       2,200           88%

            Timothy W. Redelsperger                     250           10%

            Lawrence J. Davis                            50            2%

            Total                                     2,500          100%


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and Snappy's Financial Statements and Notes thereto included elsewhere in this document. This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of the document contain forward looking statements that involve risks and uncertainties. Snappy's actual results could differ materially from the results discussed herein. Factors that could cause such differences include, but are not limited to, those discussed in "Risk Factors" and "Business" as well as elsewhere in this document.

OVERVIEW:

Snappy designs, develops and operates centers that provide quick lubrication, oil change and related services for passenger autos. Snappy operates a total of fourteen (14) centers as of December 1996 in Northern and Central California. Snappy's revenues and net income have grown steadily through increasing volume at existing locations and expansion to new sites. Snappy is a major independent competitor in the lube and oil change market in it's market area.

Because the vast majority of Snappy's sales are from retail sales to the public, Snappy carries only minor accounts receivable from selected fleet accounts.

RESULTS OF OPERATIONS:

COMPARISON OF YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

Revenue:

Snappy's total revenue increased at approximately an 11% annual rate from 1994 through 1996. The increase in revenue was due to increased volume for same store sales and the addition of 4 new stores during this period. Due to the nature of the quick lube business, Snappy's revenue is broadly diversified.

Costs and Expenses:

Snappy's cost of products sold remained steady between 24% - 25% of sales over this time period. This improvement is the result of better purchase terms offered to Snappy as its operations have grown and incremental increases in average ticket sales. The cost of direct labor and benefits remained constant over this period as a percentage of total sales namely approximately 30%. Gross profits have been consistent on a percentage basis over this period trending slightly higher to end 1996 at approximately 46% of sales. This improvement in gross margins is the result of improvements in labor efficiencies and some economies of scale in operations.

Operating and administrative costs rose from an average of 35% during 1994 and 1995 to 40% in 1996 due to increased discretionary advertising spending and occupancy costs in connection with three stores opened during 1996, more professional fees incurred in 1996, and the additional occupancy costs associated with the three new stores.

Interest expense remained relatively constant during 1995 and 1996 as maturing financing on early locations was replaced by financing for the new 1996 locations.

Minority interests expense was $117,600, $124,500 and $113,300 in 1994, 1995 and 1996 respectively. The decrease in 1996 is due principally to the opening of Monterey II, which has reduced the gross sales at the original Monterey lube center, on which the minority partner is paid. The minority partner has the obligation to abide by any decision made by Snappy relating to operations and the sale of these locations.

Income taxes are not paid by Snappy directly except for a minor state income tax because Snappy is treated as an S Corporation for federal and California tax purposes. Snappy's taxable income is allocated to the shareholders annually proportionally to their respective shareholdings. Each shareholder then reports this income along with all other items on their personal income tax returns and pays taxes thereon.

LIQUIDITY AND WORKING CAPITAL RESOURCES:

Since inception, Snappy has financed its operations through private sales of capital stock, subordinated loans from shareholders, leasing arrangements for its locations and service equipment, limited partnerships, bank lines of credit, and retained earnings. As Snappy has grown, these sources of financing have become more available.

Snappy's working capital increased by approximately $300,000 from December 31, 1994 to December 31, 1995, and then decreased by the end of 1996 by approximately $890,000. This recent decrease in working capital is costs associated with 1996 expansion funded out of retained earnings and advances to shareholders of approximately $494,000 during 1996. During 1995 and 1996, Snappy turned over its inventory an average of more than three times per month.

Net cash provided by operating activities has risen over the past three years from $197,000 and $199,500 in 1994 and 1995 to $1,061,900 in 1996. The
increasing year to year amounts are principally the result of higher net income and increasing accounts payable and accrued expense balances.

Investing activities included the purchase and construction of additional lube facilities and related equipment totaling $88,400, $65,400 and $716,400 in 1994, 1995 and 1996 respectively.

Financing activities included repayment of principal of $101,155, $29,387 and $225,336 in 1994, 1995 and 1996 respectively. Additionally, $350,000 was borrowed during 1996 to assist in the planned expansion and retire existing debt and approximately $494,000 was advanced to shareholders.

Snappy continues to believe that there are a significant number of quality sites available in its market area and plans to expand at a rate to 3 to 4 sites per year into the foreseeable future. Snappy intends to maintain the plan it has previously used successfully in expanding to new locations: establish long-term land and building leases with improvements financed by the lessor. The remaining capital needed to complete non-structural improvements (automotive equipment, signage, office equipment and inventory) will be financed through working capital and contributions by suppliers. Using this expansion strategy, Snappy believes that cash flow from operations, together with other available resources, will be adequate to meet Snappy's cash requirements for working capital and capital expenditures for the foreseeable future.

                              COMPARISON OF RIGHTS

         If the Merger is consummated, stockholders of Snappy, a Nevada corporation, will become stockholders of Quaker State, a Delaware corporation, and the rights of such stockholders will be governed by applicable Delaware law, including the Delaware General Corporation Law (the "Delaware Law"), the Quaker State Certificate of Incorporation (the "Quaker State Certificate") and the Quaker State Bylaws, as amended and restated (the "Quaker State Bylaws"). The following discussion summarizes certain important differences between the rights of stockholders of Snappy under the Nevada General Corporation Law (the "Nevada Law"), the Snappy Articles of Incorporation as amended (the "Snappy Articles") and the Snappy Bylaws and the rights of stockholders of Quaker State under the Delaware Law, the Quaker State Certificate and the Quaker State Bylaws.

AUTHORIZED CAPITAL STOCK

         Under the Quaker State Certificate, Quaker State currently has authority to issue 95,000,000 shares of capital stock, par value $1.00 per share.

         Under the Snappy Articles, Snappy currently has authority to issue 10,000 shares of common stock, no par value per share.

SHAREHOLDER ACTION BY WRITTEN CONSENT

         Under Section 228(a) of the Delaware Law, unless otherwise provided in a corporation's certificate of incorporation, any action required to be taken at an annual or special meeting of the stockholders may be taken in the absence of a meeting, without prior notice and without a vote. Such action may be taken by the written consent of stockholders in lieu of a meeting setting forth the action so taken and signed by the holders of outstanding stock representing the number of shares necessary to take such action at a meeting at which all shares entitled to vote were present and voted. Prompt notice of the taking of a corporate action without a meeting by less than unanimous written consent must be given to those stockholders who have not consented in writing.

         Under Section 78.320 of the Nevada Law, unless otherwise provided in a corporation's articles of incorporation or by-laws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

SPECIAL MEETINGS OF SHAREHOLDERS

         Under Section 211(d) of the Delaware Law, special meetings of stockholders may be called by the board of directors or by such other person or persons as may be authorized to do so by the corporation's certificate of incorporation or by-laws. The Quaker State By-Laws provide that a special meeting of the stockholders may be called by the Chairman of the Board, by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors, by the President or by the Secretary. Under
Section 78.310 of the Nevada Law, special meetings may be held in the manner provided by the by-laws of the corporation. The Snappy By-Laws provide that a special meeting of the Stockholders may be called by the President, the Board of Directors or by the President at the written request of 51% of the issued and outstanding voting shares of the capital stock of Snappy.

SIZE OF BOARD OF DIRECTORS

         Under the Quaker State By-Laws, the Quaker State Board of Directors is composed of fourteen members, which number may be modified from time to time by resolution of the Board of Directors, provided that the number of directors shall never be less than one.

         Under the Snappy By-Laws, the Snappy Board of Directors consists of at least three members. If at any time the number of Snappy stockholders is less than three, the Board of Directors may consist of fewer persons but shall not be less than the number of Snappy stockholders.

RESTRICTIONS ON BUSINESS COMBINATIONS/CORPORATE CONTROL

         Both the Delaware Law and the Nevada Law contain provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the Delaware Law, except under certain circumstances, a corporation is not permitted to engage in a business combination with any "interested stockholder."

         The Nevada Law and the Delaware Law do not permit business combinations with interested stockholders for a period of three years following the time such stockholder became an interested stockholder without board approval. The Nevada Law defines an interested stockholder, generally, as a person who owns 10% or more, rather than 15% or more under the Delaware Law, of the outstanding shares of the corporation's voting stock.

         In addition, the Nevada Law generally disallows the exercise of voting rights with respect to "control shares" of an "issuing corporation" held by an "acquiring person", unless such voting rights are conferred by a majority vote of the disinterested stockholders. "Acquiring person" means (subject to certain exceptions) any person who individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in the issuing corporation. "Control shares" are the voting shares of an issuing corporation acquired in connection with the acquisition of a "controlling interest." "Controlling interest" is defined in terms of threshold levels of voting share ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested shareholders as each threshold is reached and/or exceeded. The Delaware Law does not contain a similar control shares statute.

         Quaker State elected not to be governed by Section 203 of the Delaware Law, as stated in the Quaker State Bylaws. Instead, the Quaker State Certificate imposes a prohibition on business combinations on beneficial owners of more than 30% of the outstanding shares of stock of Quaker State entitled to vote in elections of directors considered for purposes of the relevant article as one class ("Article Fourteenth Stock"). The provisions also apply to a business combination with any other entity which at any time has been the beneficial owner, directly or indirectly, of more than 30% of the Article Fourteenth Stock, notwithstanding the fact that such other entity has reduced its shareholdings below 30% if, as of the record date, such other entity is an affiliate of Quaker State. Approval of such business combinations requires the affirmative vote or consent of the holders of 95% of Article Fourteenth Stock, with certain exceptions. In the event of a proposed business combination, a proxy statement shall be mailed to Quaker State stockholders to solicit such approval.

         The Nevada business combination statutes do not apply to Snappy because Snappy does not have a class of voting shares registered with the Securities and Exchange Commission under Section 12 of the Exchange Act or a provision in the Snappy Articles expressly applying the business combination statutes to Snappy.

APPRAISAL RIGHTS; DISSENTERS' RIGHTS

         Both Section 262 of the Delaware Law and Sections 92A.380 and 92A.390 of the Nevada Law provide that stockholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. Unless a corporation's certificate of incorporation provides otherwise, dissenters do not have rights of appraisal with respect to (i) a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange, designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders, if the stockholders receive cash (in the case of the Nevada Law), shares in the surviving corporation, shares of another corporation that are publicly listed or held by more than 2,000 stockholders, cash in lieu of fractional shares or any combination of the above or (ii) stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger.

PREEMPTIVE RIGHTS

         Under Section 102(b)(3) of the Delaware Law, absent an express provision in a corporation's certificate of incorporation, a stockholder does not, by operation of law, possess preemptive rights to subscribe to an additional issue of stock. Under Section 78.267 of the Nevada Law, Nevada corporations organized after October 1, 1991 do not have preemptive rights unless they include the same in their articles of incorporation, and under
Section 78.265 of the Nevada Law, stockholders in Nevada corporations organized prior to October 1, 1991 have preemptive rights unless their articles expressly exclude the same. The Quaker State Certificate states that Quaker State stockholders have no preemptive rights except as authorized by the Quaker State Board of Directors in its discretion. Holders of Snappy Common Stock are denied preemptive rights under the Snappy Articles.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BY-LAWS

         Section 242 of the Delaware Law and Sections 78.385 and 78.390 of the Nevada Law permit a corporation to amend its certificate or articles of incorporation in any respect provided the amendment contains only provisions that would be lawful in an original certificate or articles of incorporation filed at the time of amendment. To amend a certificate or articles of incorporation, the board must adopt a resolution presenting the proposed amendment. In addition, a majority of the shares entitled to vote, as well as a majority of shares by class of each class entitled to vote, must approve the amendment to make it effective. When the substantive rights of a class of shares will be affected by an amendment, the holders of those shares are entitled to vote as a class even if the shares are non-voting shares. When only one or more series in a class of shares, and not the entire class, will be adversely affected by an amendment, only the affected series may vote as a class. Under

Section 242 (b)(2) of the Delaware Law, the right to vote as a class may be limited in certain circumstances. Any provision in the certificate or articles of incorporation which requires a greater vote than required by law cannot be amended or repealed except by such greater vote. Section 242(c) of the Delaware Law provides that, in its resolution proposing an amendment, the board may insert a provision allowing the board to abandon the amendment, without concurrence by stockholders, after the amendment has received stockholder approval but before its filing with the Secretary of State.

         Section 109 of the Delaware Law provides that the power to amend the bylaws rests with the stockholders entitled to vote, although the certificate of incorporation may confer the power to amend the by-laws upon the board of directors. Section 109 further provides that the fact that the certificate of incorporation confers such power upon the board of directors neither limits nor divests the stockholders of the power to amend the by-laws. The Quaker State Certificate authorizes the Quaker State Board to make and alter the Quaker State By-Laws. Section 78.120 of the Nevada Law, on the other hand, provides that, subject to the by-laws, if any, adopted by the stockholders, the directors may make the by-laws of the corporation. STOCKHOLDER RIGHTS PLAN

         The Quaker State Board of Directors adopted a stockholder rights plan which provides for distribution of rights to holders of outstanding shares of Quaker State Common Stock. The effect of such a plan may have the effect of making it more difficult in certain circumstances to effect a takeover of Quaker State that does not meet the approval of the Quaker State Board of Directors. Snappy does not have similar rights. Therefore, after the Merger, the shares of Quaker State Common Stock held by former Snappy stockholders will be subject to the Quaker State stockholder rights plan.

INDEMNIFICATION OF OFFICERS AND DIRECTORS AND ADVANCEMENT OF EXPENSES

         Delaware and Nevada have nearly identical provisions regarding indemnification by a corporation of its officers, directors, employees and agents for claims against such persons as a result of their position. Delaware and Nevada Law differ slightly in their provisions for advancement of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding. The Delaware Law provides that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. Thus, a corporation has the discretion to decide whether or not to advance expenses. The Quaker State Certificate, however, requires that Quaker State make advance payment of expenses so long as the party seeking indemnification undertakes to repay all such amounts if indemnification is not granted.

         The Nevada Law provides for similar advancement of expenses. In addition, however, the articles of incorporation, bylaws or an agreement made by the corporation may provide that the corporation must pay advancements of expenses as they are incurred in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Snappy Articles require advancement of expenses.

LIMITATION ON PERSONAL LIABILITY OF DIRECTORS

         Delaware corporations are permitted to adopt charter provisions limiting, or even eliminating, the liability of a director to a company or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or liability to the corporation based on unlawful dividends or distributions or improper personal benefit. The Quaker State Articles provide for the elimination and limitation of the personal liability of directors of Quaker State for monetary damages to the fullest extent permitted by the Delaware Law.

         The Nevada Law provision permitting the adoption of provisions in the articles of incorporation limiting personal liability is similar to Delaware's, but differs in two respects. First, the Nevada provision applies to both directors and officers. Second, while the Delaware provision excepts from limitation on liability a breach of the duty of loyalty, the Nevada counterpart does not contain this exception. The Snappy Articles provide for the elimination of personal liability for the directors and officers of Snappy for damages for breach of fiduciary duty except for acts or omissions involving intentional misconduct, fraud or a knowing violation of law or for the payment of dividends in violation of Nevada Law.

         Under the laws of either state, the charter provision will not have any effect on the availability of equitable remedies such as an injunction or rescission based upon a breach of the duty of care, or on liabilities which arise under certain federal statutes such as the securities laws.

                                     EXPERTS

         The Consolidated Balance Sheets as of December 31, 1995 and 1994 and the Consolidated Statements of Income, Cash Flows and Stockholders' Equity for each of the three years in the period ended December 31, 1995 incorporated by reference in this Registration Statement and the related financial statement schedule included in Quaker State's Annual Report on Form 10-K which are incorporated by reference into this Registration Statement have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The Combined Balance Sheets of Blue Coral, Inc. and subsidiaries as of October 31, 1995 and 1994 and the related Combined Statements of Income, Stockholders' Equity and Cash Flows for each of the three years in the period ended October 31, 1995, incorporated by reference in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the report of said firm and upon the authority of said firm as experts in accounting and auditing. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for income taxes effective November 1, 1993, as discussed in Note 6 to the combined financial statements noted above.

         The Combined Financial Statements of Medo Industries, Inc., Medo Manufacturing Corp. and Medo Industries Canada, Ltd. at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein and are incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the shares of Quaker State Common Stock offered hereby and certain legal matters in connection with the Merger will be passed upon for Quaker State by Pillsbury Madison & Sutro LLP, San Francisco, California. Fenton & Keller, a Professional Corporation, Monterey, California, is acting as counsel for Snappy in connection with certain legal matters relating to the Merger and the transactions contemplated thereby.

               INDEX TO SNAPPY CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                       ------

Unaudited Balance sheet as of December 31, 1995 and 1996             F-2 to F-3

Unaudited Statement of Income and Retained Earnings
        for the Years ended December 31, 1994, 1995 and 1996             F-4

Unaudited Cash Flow Statement
        for the Years ended  December 31, 1994, 1995 and 1996            F-5

Unaudited Supplementary Schedule of Operating Expenses
        for the Years ended December 31, 1994, 1995 and 1996             F-6

Unaudited Notes to Financial Statements                              F-7 to F-14

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                                  BALANCE SHEET
                  As of December 31, 1995 and December 31, 1996
                            (See accompanying Notes)

                                   A S S E T S

                                                             1995              1996
                                                             ----              ----
Current Assets:

         Cash                                             $      25,135    $    1,257
         Accounts receivable - net                              145,552        52,694

         Note receivable - Note G                                95,000             0

         Inventory                                              190,459       217,400
         Prepaid expenses                                        70,756        19,671

                                                          -------------   -----------
                        Total Current Assets                    526,902       291,022

Property & Equipment - Note A:

         Leasehold improvements:

                        Buildings                             1,395,612     1,892,770
                        Other site improvements                 204,111       181,642
                        Lease acquisition costs                  44,413        77,951
         Equipment:

                        Service equipment                       488,626       759,146
                        Office equipment                        123,420       144,524
                                                          -------------   -----------

                                                              2,256,182     3,056,033

         Less accumulated depreciation                         -691,294      -866,391

                                                          -------------   -----------

                                                              1,564,888     2,189,642
Other Assets:

         Advance rents & security deposits                      135,148       102,680

                                                          -------------   -----------

                        Total Assets                      $  2,226,938    $2,583,344
                                                          =============   ===========

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                                  BALANCE SHEET
                  AS OF DECEMBER 31, 1995 AND DECEMBER 31, 1996
                            (SEE ACCOMPANYING NOTES)

                              LIABILITIES & EQUITY


                                                             1995              1996
                                                             ----              ----

CURRENT LIABILITIES:

         ACCOUNTS PAYABLE                                 $   461,142     $  862,570

         ACCRUED EXPENSES                                      73,069        288,432

         BANK LINE OF CREDIT - NOTE C                          50,000         50,000

         LONG TERM DEBT-CURRENT PORTION                       136,703        171,613

                                                          -----------     ----------
                     TOTAL CURRENT LIABILITIES                720,914      1,372,615

LONG-TERM LIABILITIES - NOTE D:

         NOTES PAYABLE-UNSECURED                              117,000        300,888

         NOTES PAYABLE-SECURED                                811,659        676,255

         NOTES PAYABLE-SUBORDINATED                           392,112        378,955

         CAPITAL LEASE OBLIGATIONS                             22,230        111,567

                                                          -----------     ----------
                                                            1,343,001      1,467,665
         LESS CURRENT PORTION                                -136,703       -171,613
                                                          -----------     ----------
                                                            1,206,298      1,296,052
                                                          -----------     ----------

                     TOTAL LIABILITIES                      1,927,212      2,668,667

         COMMITMENTS & CONTINGENCIES - NOTE E

         MINORITY INTERESTS - NOTE B                          225,000        225,000
EQUITY:

         CONTROLLING INTERESTS:

         COMMON STOCK-10,000 SHARES AUTHORIZED, 2,500
         ISSUED AND OUTSTANDING, NO PAR VALUE                   30,000        30,000
         ADDITIONAL PAID IN CAPITAL                            370,061       370,061

         RETAINED EARNINGS                                     193,827       302,825

         LESS ADVANCES TO STOCKHOLDERS - NOTE G               -519,162    -1,013,209
                                                          ------------    ----------
                                                                74,726      -310,323
                                                          ------------    ----------
                     TOTAL LIABILITIES AND EQUITY         $  2,226,938    $2,583,344
                                                          ============    ==========

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                    STATEMENT OF INCOME AND RETAINED EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                            (SEE ACCOMPANYING NOTES)


                                                    1994        1995          1996
                                                    ----        ----          ----
INCOME:

     SALES (NET OF DISCOUNTS)                   $  6,641,256  $7,332,264   $8,161,729


     COST OF SALES:

          OIL, GREASE AND FILTERS                  1,609,856   1,790,220    1,980,723
          DIRECT LABOR AND BENEFITS                2,043,473   2,129,436    2,358,676
                                                ------------  ----------  -----------
                                                   3,653,329   3,919,656    4,339,399
                                                ------------  ----------  -----------

GROSS PROFIT                                       2,987,927   3,412,608    3,822,330


OPERATING COSTS  (SEE ATTACHED SCHEDULE)           2,294,568   2,647,286    3,314,253
                                                ------------  ----------  -----------

NET OPERATING INCOME                                 693,359     765,322      508,077


OTHER INCOME AND EXPENSES:

     MISCELLANEOUS INCOME                             31,271      41,831       48,300

     DEPRECIATION & AMORTIZATION                    -157,409    -148,074     -186,658

     LOSS ON SALE OF ASSETS                         -152,434           0       -5,381

     INTEREST EXPENSE                               -171,431    -138,511     -139,985

     MISCELLANEOUS EXPENSE                                 0     -16,482            0

     STATE INCOME TAXES                                    0           0       -2,100
                                                ------------  ----------  -----------
                                                    -450,003    -261,236     -285,824
                                                ------------  ----------  -----------

                                                     243,356     504,086      222,253

MINORITY INTERESTS IN NET INCOME - NOTE B            117,591     124,567      113,255
                                                ------------  ----------  -----------

NET INCOME                                           125,765     379,519      108,998


RETAINED EARNINGS- BEGINNING OF YEAR                -311,457    -185,692      193,827
                                                ------------  ----------  -----------

RETAINED EARNINGS - END OF YEAR                 $   -185,692  $  193,827  $   302,825
                                                ============  ==========  ===========

                                   (UNAUDITED)

                        SNAPPY LUBE, INC. AND AFFILIATES
                               CASH FLOW STATEMENT
              For the Years Ended December 31, 1994, 1995 and 1996
                            (See accompanying Notes)




                                                    1994        1995          1996
                                                    ----        ----          ----

CASH FLOWS FROM OPERATING ACTIVITIES:

     NET  INCOME                                $   125,765  $   379,519  $   108,998

     NON-CASH ITEMS INCLUDED IN NET
     INCOME:

          DEPRECIATION & AMORTIZATION               157,409      148,074      186,658
     DECREASE (INCREASE) IN ASSETS:

          ACCOUNTS RECEIVABLE                       -25,018      -89,071       92,858
          INVENTORIES                               -24,875      -11,682      -26,941
          PREPAID EXPENSES                          -73,739        5,187       51,085
          DEPOSITS                                  -17,380      -32,879       32,468
     INCREASE (DECREASE) IN LIABILITIES:

          ACCOUNTS PAYABLE                           29,043     -160,121      401,428
          ACCRUED EXPENSES                           25,802      -39,520      215,363
                                                -----------  -----------  -----------
     TOTAL ADJUSTMENTS                               71,242     -180,012      952,919
                                                -----------  -----------  -----------

          NET CASH PROVIDED BY OPERATING            197,007      199,507    1,061,917
          ACTIVITIES


CASH FLOWS FROM INVESTING ACTIVITIES:

     PURCHASE AND CONSTRUCTION OF ASSETS            -88,376      -65,378     -716,412


     SALE OF ASSETS                                152,434            0            0

                                                ----------  -----------  -----------
                                                    64,058      -65,378     -716,412
                                                ----------  -----------  ------------


CASH FLOWS FROM FINANCING ACTIVITIES:

     PRINCIPAL PAYMENTS MADE                       -101,155      -29,387     -225,336

     NEW LOANS                                            0            0      350,000

     INCREASE (DECREASE) IN LINE OF CREDIT           -2,401       43,275            0

     ADVANCES TO SHAREHOLDERS - NOTE G             -184,537     -149,472     -494,047
                                                -----------  -----------  -----------
                                                   -288,093     -135,584     -369,383
                                                -----------  -----------  -----------

NET INCREASE (DECREASE) IN CASH                     -27,028       -1,455      -23,878


     CASH - BEGINNING OF YEAR                        53,618       26,590       25,135
                                                -----------  -----------  -----------


CASH - END OF  YEAR                             $    26,590  $    25,135  $     1,257
                                                ===========  ===========  ===========


SUPPLEMENTARY DISCLOSURE - INTEREST PAID        $   171,431  $   138,511  $   139,985
                                                ===========  ===========  ===========

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                  SUPPLEMENTARY SCHEDULE OF OPERATING EXPENSES
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                            (SEE ACCOMPANYING NOTES)



                                                    1994        1995          1996
                                                    ----        ----          ----
OPERATING COSTS:


     ADVERTISING                                 $   345,141  $  487,477  $  579,051

     BAD DEBTS                                             0           0      61,494

     BANK CHARGES & CREDIT CARD DISCOUNTS             76,519      83,359     105,468

     CHARITY                                           6,516       4,665       5,436

     COMPANY EVENTS                                        0           0      21,116

     CORPORATE LABOR & BENEFITS                      268,022     412,339     427,297

     DUES AND SUBSCRIPTIONS                           11,379       8,256      10,780

     EQUIPMENT RENTAL                                 45,508      34,624      30,166

     INDIRECT TOOLS & SUPPLIES                       128,598     132,293     171,355

     INSURANCE                                        46,418      47,903      52,037

     PROFESSIONAL FEES                                94,039      35,095     135,368

     RENT - NOTE E                                   849,134     939,092   1,121,549

     REPAIRS & MAINTENANCE                            45,834      51,512      71,869

     TAXES & LICENSES                                101,894      96,854     127,486

     TELEPHONE                                        34,368      39,356      45,905

     TRAINING & EDUCATION                              9,391      10,423      12,356

     TRAVEL                                           32,494      36,708      54,634

     UNIFORMS                                         79,967      84,323     111,880

     UTILITIES                                        81,022      88,066     103,582

     WARRANTY EXPENSE                                 38,324      54,941      65,424

                                                ------------  ----------  ----------

     TOTAL OPERATING COSTS                      $  2,294,568  $2,647,286  $3,314,253
                                                ============  ==========  ==========


                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                        As of December 31, 1995 and 1996


                  NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  This summary of significant accounting policies of Snappy Lube, Inc., SL of Northern California - Monterey L.P., SL of Northern California - Newark, L.P., SL of Northern California
                  - Lafayette, L.P. ("the Company") is presented to assist the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

                        Business Activity: The Company operates a series of quick lube service centers throughout Central and Northern California. The vast majority of sales are retail. Consequently, the Company generates only minor accounts receivable balances.

                        Principles of Consolidation: The consolidated financial statements include the accounts of Snappy Lube, Inc. and three affiliated limited partnerships which operate Snappy Lube centers in Monterey, Newark and Lafayette, California. These partnerships are owned and controlled by Snappy Lube, Inc. as general partner. See Note B for details of the limited partner's ownership interest.

                        Accounts receivable: Accounts receivable are reported at their estimated net realizable value.

                        Inventories: Inventories consist primarily of oil, oil filters and supplies used in the service centers.
                        These inventories are stated at cost (first in - first out basis).

                        Property and Equipment: Property and equipment are carried at cost. Depreciation and amortization of property and equipment is provided using the straight line method for financial reporting purposes based on the following estimated useful lives:

                                                               Years
                                Buildings                        31.5
                                Other site improvements          15
                                Service equipment                5-7
                                Office equipment                 5

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                        As of December 31, 1995 and 1996


                        For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

                        Site Development Costs: The Company capitalizes all direct costs of acquiring, planning and building new locations. The Company transfers these costs to property and equipment when the new location is ready for use. Costs incurred on sites not built are expensed in the year development efforts are abandoned.

                        Sales Discounts: Company sales are shown net of discounts totaling $209,521, $357,176 and $381,302 for
                        1994, 1995 and 1996 respectively.

                        Income Taxes: Snappy Lube, Inc. has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. The Company does pay a 1.5% S Corporation tax on it's state taxable income. Snappy Lube, Inc.'s distributive share of net income from the three affiliated partnerships is included on a net basis in the Company's S Corporation tax returns.

                        Estimated Returns: The Company does not accrue estimated warranty costs or refunds for unsatisfied customers, but charges these costs to expense as incurred.

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                        As of December 31, 1995 and 1996

                  NOTE B - MINORITY INTERESTS IN AFFILIATES

                  Snappy Lube, Inc. operates three of its lube centers (Monterey, Newark and Lafayette) in separate limited partnerships. Each partnership is structured identically. Snappy Lube, Inc. is the sole general partner. Snappy Lube, Inc. receives all partnership profits ( or losses) from operations, except for 5% of gross receipts, which is due to the limited partner. On a sale or refinancing of partnership assets the limited partner receives his capital back with a preferred return and up to 20% of the net gain on sale, based on time related formulas. In addition, the limited partner has the right to be bought out, and Snappy Lube, Inc. has the right to purchase his interests according to pre-established formulas.

                  NOTE C - BANK LINE OF CREDIT

                  The Company has an unsecured line of credit with Wells Fargo Bank in the amount of $50,000, renewable annually in January. Terms include interest only monthly payments at prime plus 1% annually. The prime rate was 8.25% on December 31, 1996.

                  NOTE D - LONG TERM DEBT

                  Unsecured long term debt consists of the following:


                                                                         1995          1996
                                                                         ----          ----
                  Note payable to First National Bank of Central
                  California, payable in interest only monthly
                  payments at 9.75% per annum, final payment
                  due 7/31/01.                                          $      0    $ 189,473

                  Notes payable to Pennzoil in connection
                  with Lube Center Service Agreements at
                  Santa Cruz, Monterey II and Campbell,
                  amortized via product purchases over
                  five years, with interest imputed at
                  10% per annum. See Note E
                  - Leases for additional information.                         0      24,415

                  Note payable to Newark C & C Associates,
                  payable in interest only monthly payments
                  at 10% per annum, due in January 1998.                  27,000      27,000

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS

                        As of December 31, 1995 and 1996



                                                                         1995          1996
                                                                         ----          ----
Note payable to Wells Fargo Bank, payable in
fully amortizing monthly payments at 9.5%
per annum due in December of 1998.                                        90,000       60,000
                                                                        --------      -------

                                                  Totals                $117,000    $ 300,888

Secured long term debt is as follows:
------------------------------------

Note payable to First Capital, payable in
fully amortizing monthly payments at
prime plus .5%, final payment due August
1998, collateralized by a pledge of
stock and and shareholders residence                                    $ 85,722    $      0

Note payable to First Capital, payable in
fully amortizing monthly installments
at prime plus 3%, final payment due May
2010, collateralized by first deed of
trust on Salinas store.                                                  283,628     275,552

Note payable to First Capital, payable
in fully amortizing monthly installments
at prime plus 2.5%, final payment due
Sept. 2016, secured by first security
interest in machinery, fixtures and
equipment in Lafayette location.                                         379,304     374,222

Notes payable to Pennzoil Corp.,
payable in monthly installments including
interest at 8%, with final payments
due between Jan. 1996 and Sept. 1997,
collateralized by equipment.                                              63,005      26,481
                                                                        --------    --------

                                                  Totals                $811,659    $676,255

Subordinated long term debt is as follows:

                                                        1995        1996
                                                        ----        ----
Note payable to The Country Place Inc.,
payable in interest only monthly payments at

9 % per year, due in January 1998,                    $ 108,796   $  108,796
unsecured.


Note payable to The Country Place, Inc.
payable in fully amortizing monthly payments at 8% interest per annum over 7 years, due in

June 1998, unsecured.                                    66,494       53,337

Notes payable to JKP Trust, payable
in interest
only monthly payments at 9% per
annum, due
in January 1998, unsecured.                             126,394      126,394


Note payable to Megan Redelsperger,
payable in interest only monthly
payments at 11% per
annum, due in July 1997.                                 12,500       12,500

Notes payable to stockholders,
payable in
interest only monthly payments at 9%
per
annum, due in January 1998.                              20,000       20,000

Note payable to Paul Greenwood, non
interest
bearing, due in January of 1998                          57,928       57,928
                                                      ---------   ----------

                                             Totals   $ 392,112   $ 378,955




Maturities of Long Term Debt:
----------------------------
                      Year Ending
                      -----------
                          1997                                     $171,613
                          1998                                      370,000
                          1999                                       62,000
                          2000                                            0
                  2001 and thereafter                               752,485


                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                        As of December 31, 1995 and 1996

                  NOTE E- COMMITMENTS

                  As part of the consideration for extending equipment loans to the company, Pennzoil requires the purchase of substantially all of the Company's oil and grease from Pennzoil. The agreements generally expire on a store by store basis either as equipment notes to Pennzoil are paid in full, or a certain volume of products have been purchased.


                  NOTE F -LEASES

                  Facilities:

                  The Company conducts its operations using facilities that are leased for terms ranging from 20 years to 40 years including renewal options, except for the Salinas location where the Company owns the building and leases the land under a 40 year ground lease. The leases are typically triple net with CPI escalator clauses. The Company also leases its corporate headquarters in Monterey, CA under similar terms. Rental payments under these leases total approximately $804,000, $973,000 and $1,353,000 per year as of December 31, 1994, 1995 and 1996 respectively.

                  The Company operates Snappy Lube service centers at each location except in Modesto where the Company subleases its interests to a third party. The terms of the sublease mirror (in general) the terms of the underlying lease as of December 31, 1996 except that the sublessee is not entitled to exercise an option to renew available to the Company in February 2009.

                  The Company receives parking fee income from an independent parking lot operator for use of its San Francisco location during non operating hours. This is included in miscellaneous income on these financial statements.

                  Estimated Future Minimum Lease Payments

                                            1997          $ 1,393,000
                                            1998            1,435,000
                                            1999            1,478,000
                                            2000            1,523,000
                                            2001            1,568,000


                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                        As of December 31, 1995 and 1996

                  Equipment capital leases and associated promissory notes

                  With Pennzoil, the Company has financed the acquisition of $50,000 in equipment at each of the following locations - Campbell, Monterey II, and Santa Cruz. The complete 'Lube Center Sales Agreement' for each location involves a Promissory Note, Lube Center Sales Agreement, and Loaned Equipment Agreement which together create an obligation on the part of the Company to purchase at least 85% of all major products used in operations from Pennzoil. The Promissory Notes and Loaned Equipment Agreements are self liquidating according to pre-negotiated quantities of products purchased by the Company within a five year period. The five year period expires in August 2000 for Santa Cruz, and June 2001 for Monterey II and Campbell. The Loaned Equipment Agreements have been categorized as capital leases on these financial statements. They are being amortized according to Management's estimate of product quantities purchased and an imputed incremental borrowing rate of 10% per annum. The associated promissory notes are listed as unsecured long term liabilities amortized in a similar fashion. The amount reclassified from cost of sales to principal amortization and interest expense during 1996 on these financial statements is $36,125.

                  NOTE G - RELATED PARTY TRANSACTIONS

                  The Company has received loans from and is making payments to entities which are controlled by the shareholders of the Company and/or their family members. These loans total $392,112 and $378,955 as of December 31, 1995 and 1996 respectively and are detailed on the accompanying financial statement as subordinated long term debt.

                  The Company has made loans to shareholders on an unsecured interest bearing basis. The cumulative unpaid advances at the end of each fiscal year are listed on these financial statements as a charge to shareholders equity.

                                   (UNAUDITED)
                        SNAPPY LUBE, INC. AND AFFILIATES
                          NOTES TO FINANCIAL STATEMENTS
                        As of December 31, 1995 and 1996

                  During 1994, Snappy Lube sold its real property interests in the Newark location to Larry Davis, a minority stockholder. The Company leased back the property from Mr. Davis at a cost of $8,000 per month. On December 31, 1996, Mr. Davis negotiated a release of his obligation to pay $95,000 to Snappy Lube in exchange for a return of the real property assets to Snappy Lube. The Company earned $6,963 from Mr. Davis as interest income in 1995 and 1996.

                  During 1996, the Company entered into licensing and management services agreements with Snappy Lube Southern California Inc., a corporation owned by members of the Redelsperger family providing the right to use Snappy Lube's trademark and certain other proprietary information owned by the Company, for use in Southern California.

                                     ANNEX 1

                             AGREEMENT OF MERGER AND

                             PLAN OF REORGANIZATION

                                January __, 1997

                                  BY AND AMONG

                            QUAKER STATE CORPORATION,

                          LUBE ACQUISITION CORPORATION,

                                SNAPPY LUBE, INC.

                                       AND

                          THE SNAPPY LUBE SHAREHOLDERS

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ARTICLE ONE                  DEFINITIONS......................................1
        1.1       "Accounts Payable"..........................................1
        1.2       "Accounts Payable Certificate"..............................1
        1.3       "Acquisition Fees"..........................................2
        1.4       "Affiliate".................................................2
        1.5       "Agreement".................................................2
        1.6       "Agreement of Merger".......................................2
        1.7       "Assets"....................................................2
        1.8       "Balance Sheet Liabilities".................................2
        1.9       "Balance Sheet Date"........................................2
        1.10      "Brokers' Fees".............................................2
        1.11      "business day"..............................................2
        1.12      "CERCLA"....................................................2
        1.13      "Certificate of Merger".....................................2
        1.14      "Closing....................................................2
        1.15      "Closing Date...............................................3
        1.16      "Contracts".................................................3
        1.17      "Code"......................................................3
        1.18      "Conversion Ratio"..........................................3
        1.19      "December Balance Sheet"....................................3
        1.20      "Disclosure Schedule".......................................3
        1.21      "Effective Time"............................................3
        1.22      "ERISA".....................................................3
        1.23      "Escrow Agent"..............................................3
        1.24      "Escrow Agreement"..........................................3
        1.25      "Excluded Assets"...........................................3
        1.26      "Excluded Liabilities"......................................3
        1.27      "Financial Statements"......................................3
        1.28      "GAAP"......................................................4
        1.29      "Greenwood Purchase Price"..................................4
        1.30      "Indemnification Liabilities"...............................4
        1.31      "Indemnifiable Claim".......................................4
        1.32      "Legal Requirements"........................................4
        1.33      "License Agreement".........................................4
        1.34      "Major Indemnifiable Claim".................................4
        1.35      "Merger"....................................................4
        1.36      "Minor Indemnifiable Claim".................................4
        1.37      "Notice of Claim"...........................................4
        1.38      "PCC".......................................................4
        1.39      "Partnerships"..............................................5
        1.40      "Partnership Acquisition Agreement".........................5
        1.41      "Partnership Assets"........................................5
        1.42      "Pennzoil Agreements".......................................5
        1.43      "Pennzoil Letter"...........................................5
        1.44      "Pennzoil Termination Fee"..................................5
        1.45      "Permits"...................................................5
        1.46      "Permitted Liens"...........................................5
        1.47      "Person"....................................................5
        1.48      "Personal Property".........................................5
        1.49      "Pledged Shares"............................................5

        1.50      "Quarterly Claim Report"....................................6
        1.51      "QSC".......................................................6
        1.52      "QSC Stock Consideration"...................................6
        1.53      "QSC Sub"...................................................6
        1.54      "QSC's Representative"......................................6
        1.55      "QSC's Stock"...............................................6
        1.56      "Real Property..............................................6
        1.57      "Real Property Debt"........................................6
        1.58      "Restricted Period".........................................6
        1.59      "Restrictive Covenants".....................................6
        1.60      "SEC".......................................................6
        1.61      "September Balance Sheet"...................................6
        1.62      "Shareholders"..............................................7
        1.63      "Snappy Lube"...............................................7
        1.64      "Snappy Lube's Business"....................................7
        1.65      "Snappy Lube's Employees"...................................7
        1.66      "Snappy Lube's Representative"..............................7
        1.67       "Snappy Lube Stock"........................................7
        1.68      "Stock Price"...............................................7
        1.69      "Stock Price Determination Date"............................7
        1.70      "Stock Purchase Price Notice"...............................7
        1.71      "Store".....................................................7
        1.72      "Store Leases"..............................................7
        1.73      "Subordinated Debt".........................................8
        1.74      "Surviving Corporation".....................................8
        1.75      "tax" or "taxes"............................................8
        1.76      "tax return"................................................8
        1.77      "Total Merger Consideration"................................8
        1.78      "Unfinished Projects".......................................8

ARTICLE TWO                  MERGER AND PLAN OF REORGANIZATION................8
        2.1       The Merger and Plan of Reorganization.......................8
        2.2       Consummation of Merger......................................9
        2.3       Merger Consideration........................................9
        2.4       Payment of Total Merger Consideration.......................9
        2.5       Governance of Surviving Corporation....................... 10
        2.6       Transfer Taxes, Etc....................................... 11
        2.7       Escrow.................................................... 11

ARTICLE THREE                SNAPPY LUBE'S AND SHAREHOLDERS'
                             REPRESENTATIONS AND WARRANTIES................. 12
        3.1       Organization.............................................. 12
        3.2       Authority and Enforceability.............................. 13
        3.3       No Breach or Violation.................................... 13
        3.4       Title to Assets........................................... 13
        3.5       Authorized Shares and Share Ownership..................... 13
        3.6       Subsidiaries or Partnerships.............................. 13
        3.7       Financial Statements...................................... 14
        3.8       Absence of Specified Changes.............................. 14
        3.9       Tax Returns and Audits.................................... 15
        3.10      Real Property............................................. 15
        3.11      Hazardous Material........................................ 16
        3.12      Inventory................................................. 18
        3.13      Other Tangible Personal Property.......................... 18

        3.14      Accounts Receivable....................................... 18
        3.15      Contracts................................................. 18
        3.16      Tradenames, Trademarks and Copyrights..................... 19
        3.17      Patents and Patent Rights................................. 19
        3.18      Customers................................................. 19
        3.19      Employment Contracts and Benefits......................... 19
        3.20      ERISA..................................................... 19
        3.21      Insurance Policies........................................ 22
        3.22      Liabilities............................................... 22
        3.23      Compliance With Laws...................................... 22
        3.24      Litigation................................................ 22
        3.25      Snappy Lube's Employees................................... 23
        3.26      COBRA..................................................... 23
        3.27      Unfinished Projects....................................... 23
        3.28      Full Disclosure........................................... 23
        3.29      No Other Representations or Warranties.................... 23
        3.30      Disclosed Matters......................................... 23
        3.31      Excluded Assets........................................... 24
ARTICLE FOUR                 QSC'S REPRESENTATIONS AND WARRANTIES........... 24
        4.1       Organization.............................................. 24
        4.2       Authority and Enforceability.............................. 24
        4.3       No Breach or Violation.................................... 25
        4.4       Capitalization............................................ 25
        4.5       Excluded Assets........................................... 25
        4.6       No Other Representations or Warranties.................... 25
        4.7       Full Disclosure........................................... 25

ARTICLE FIVE                 SNAPPY LUBE'S COVENANTS.........................25
        5.1       Access.....................................................26
        5.2       Conduct of Business........................................26
        5.3       Insurance..................................................26
        5.4       Employees and Compensation.................................26
        5.5       Consents...................................................26
        5.6       Liabilities/Waivers........................................27
        5.7       Employee Benefits..........................................27
        5.8       Financial Statements.......................................27
        5.9       Tax-Free Reorganization/Liquidation of Snappy Lube.........27
        5.10      No Shop....................................................27
        5.11      Reasonable Efforts.........................................27
        5.12      Unfinished Projects........................................28
        5.13      Representations True at Closing............................28

ARTICLE SIX                  QSC'S COVENANTS.................................28
        6.1       Reasonable Efforts.........................................28
        6.2       Confidentiality............................................28
        6.3       QSC's Stock................................................28
        6.4       Continuity of Business Enterprise..........................29
        6.5       Insurance..................................................29
        6.6       Representations True at Closing............................29

ARTICLE SEVEN                CONDITIONS......................................29
        7.1       QSC's Conditions to Closing................................29
        7.2       Snappy Lube's Conditions to Closing........................31

ARTICLE EIGHT                THE CLOSING..................................... 32
        8.1       Time and Place............................................. 32
        8.2       Deliveries at Closing...................................... 33

ARTICLE NINE                 POST-CLOSING OBLIGATIONS........................ 35
        9.1       License Agreement.......................................... 36
        9.2       Indemnities................................................ 36
        9.3       Product or Professional Liability.......................... 38
        9.4       Procedure for Indemnification.............................. 39
        9.5       Limitation on Claims....................................... 41
        9.6       Access to Books and Records................................ 42
        9.7       Unfinished Projects........................................ 42
        9.8       Non-Compete................................................ 42
        9.9       Other Filings.............................................. 44
        9.10      Guaranty of Accounts Receivable............................ 44
        9.11      Accrued Vacation Liability................................. 44
        [9.12     Release of Liens........................................... 44

ARTICLE TEN                  ADDITIONAL MATTERS.............................. 44
        10.1      Publicity.................................................. 44
        10.2      Survival of Representations................................ 45
        10.3      Brokers.................................................... 45
        10.4      COBRA...................................................... 45
        10.5      Termination by Mutual Consent; Material Breach............. 45
        10.6      Effect of Termination...................................... 46

ARTICLE ELEVEN  MISCELLANEOUS................................................ 46
        11.1      Notices.................................................... 46
        11.2      Modification and Waiver.................................... 48
        11.3      Counterparts............................................... 48
        11.4      Variations of Pronouns..................................... 48
        11.5      Binding Effect; Assignment................................. 48
        11.6      Specific Performance....................................... 49
        11.7      Attorneys' Fees............................................ 49
        11.8      Severability............................................... 49
        11.9      Headings................................................... 49
        11.10     Governing Law.............................................. 49
        11.11     Interpretation of Agreement................................ 49
        11.12     Further Documents or Actions............................... 50
        11.13     Confidentiality............................................ 50
        11.14     Time of the Essence........................................ 50

                                  List of Exhibits

   Exhibit "A"        Merger Agreement and Plan of Reorganization (Short Form)
   Exhibit "B"        Certificate of Merger
   Exhibit "C"        Stock Purchase Price Notice
   Exhibit "D"        Escrow Agreement
   Exhibit "E"        Assignment
   Exhibit "F"        Legal Opinion of F&K
   Exhibit "G"        License Agreement
   Exhibit "H"        Pennzoil Letter
   Exhibit "I"        Tax Opinion of GRM&S
   Exhibit "J"        Legal Opinion of QSC


                            List of Schedules

   Schedule 3.4       Permitted Liens
   Schedule 3.10      Real Property
   Schedule 3.11      Environmental Matters
   Schedule 3.13      Other Tangible Personal Property
   Schedule 3.14      Accounts Receivable
   Schedule 3.15      Assigned Contracts
   Schedule 3.16      Tradenames, Trademarks and Copyrights
   Schedule 3.18      List of Customers
   Schedule 3.19      Employment Contracts and Benefits
   Schedule 3.20      Employee Benefit Plans
   Schedule 3.21      Insurance Policies
   Schedule 3.22      Balance Sheet Liabilities
   Schedule 3.24      Litigation
   Schedule 3.25      Snappy Lube's Employees
   Schedule 3.27      Unfinished Projects
   Schedule 3.31      Excluded Assets
   Schedule 7.1(g)    List of Pennzoil Agreements
   Schedule 7.1(p)    Excluded Liabilities
   Schedule 9.8       Non-Compete Area

                           AGREEMENT OF MERGER AND
                            PLAN OF REORGANIZATION

         This Agreement of Merger and Plan of Reorganization (the "Agreement") is entered into this ________ day of January, 1997, by and among Snappy Lube, Inc., a Nevada corporation ("Snappy Lube"), Quaker State Corporation, a Delaware corporation ("QSC"), Lube Acquisition Corporation, a Delaware corporation ("QSC Sub") and Snappy Lube's shareholders (the "Shareholders") set forth on the signature page of this Agreement.

                                    RECITALS

         A. Snappy Lube is a privately held company engaged in the business of servicing automobiles and selling certain related products. The Shareholders own all of the issued and outstanding shares of common stock of Snappy Lube.

         B. QSC is a publicly traded company that manufactures and sells products such as motor oil, and also is engaged in business similar to Snappy Lube's. QSC Sub is a wholly-owned subsidiary of QSC.

         C. This Agreement contemplates a tax-free merger of Snappy Lube with and into QSC Sub in a reorganization pursuant to Sec. 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                 ARTICLE ONE
                                 DEFINITIONS

         For purposes of this Agreement, capitalized terms used herein shall have the respective meanings set forth below:

         1. "Accounts Payable" means all of Snappy Lube's accounts payable reflected in the December Balance Sheet and the Pennzoil Termination Fee and the Greenwood Purchase Price, or in the Accounts Payable Certificate.

         2. "Accounts Payable Certificate" means the certificate executed by Snappy Lube's Representative and delivered to QSC at least two (2) days before the Closing Date describing the Accounts Payable.

         3. "Acquisition Fees" means the legal and accounting fees incurred by Snappy Lube in connection with the matters contemplated by this Agreement.

         4. "Affiliate" means any Person controlling, controlled by, or under common control with, another Person. For purposes of this Agreement, PCC is deemed an Affiliate of QSC.

         5. "Agreement" shall mean this Merger Agreement and Plan of Reorganization, including the Exhibits and Schedules attached hereto, and any amendments hereto in accordance with Section 11.2.

         6. "Agreement of Merger" means the short-form agreement of merger substantially in the form attached hereto as Exhibit "J."

         7. "Assets" shall mean the assets owned by Snappy Lube and described in the December Balance Sheet.

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
         8. "Balance Sheet Liabilities" shall mean the Accounts Payable, Subordinated Debt, Brokers' Fees, Acquisition Fees, Real Property Debt and other liabilities described in the December Balance Sheet and Accounts Payable Certificate, except for the Excluded Liabilities.

         9. "Balance Sheet Date" shall mean December 31, 1996.

         10. "Brokers' Fees" means the fees and expenses Snappy Lube is obligated to pay to Robertson, Stephens & Company in connection with the consummation of transactions contemplated by this Agreement.

         11. "business day" shall mean any day other than Saturday, Sunday or a federal or State legal holiday pursuant to which banks in California are not open to the public.

         12. "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sections 9601 et seq.

         13. "Certificate of Merger" means the certificate of merger substantially in the form attached hereto as Exhibit "B".

         14.  "Closing shall have the meaning described in Section 8.1.

         15. "Closing Date shall mean the date stated in Section 8.1 for Closing, as that date may be extended as provided in Section 8.1.

         16. "Contracts" shall mean Snappy Lube's contracts, agreements and instruments identified on Schedule 3.15 attached hereto.

         17. "Code" shall mean the Internal Revenue Code of 1986, as amended, together with any and all rules and regulations promulgated thereunder.

         18. "Conversion Ratio" shall have the meaning provided in Section
2.4.2.

         19. "December Balance Sheet" shall mean the unaudited consolidated balance sheet, income statement and cash flow statement of Snappy Lube and its Affiliates, prepared by Snappy Lube in accordance with GAAP, for the period ending on December 31, 1996.

         20. "Disclosure Schedule" means the schedule prepared by Snappy Lube and the Shareholders which discloses exceptions to the representations and warranties set forth in Article III.

         21. "Effective Time" shall mean the time at which the Certificate of Merger is filed with the Secretary of State of the State of Delaware.

         22. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         23. "Escrow Agent" means Greene Radovsky Maloney & Share LLP.

         24. "Escrow Agreement" means the escrow agreement by and among the Shareholders, QSC, QSC Sub and Escrow Agent substantially in the form attached hereto as Exhibit "D".

         25. "Excluded Assets" shall mean Snappy Lube's assets described on
Schedule 3.31 which are not to be included in the Merger.

         26. "Excluded Liabilities" means the liabilities listed on Schedule 7.1(p) which are to be assigned to and assumed by a third party prior to the Closing Date.

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
         27. "Financial Statements" shall mean Snappy Lube's unaudited consolidated balance sheet, income statement, and cash flow statement for the year ended December 31, 1995, prepared by Snappy Lube in accordance with GAAP.

         28. "GAAP" means generally accepted accounting principles consistent with prior years' presentations, which are substantially in accordance with the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants, and the Financial Accounting Standards Board.

         29. "Greenwood Purchase Price" means the purchase price of $591,223 to be paid to Paul Greenwood at the Closing pursuant to the Partnership Acquisition Agreement.

         30. "Indemnification Liabilities" shall have the meaning described in
Section 9.2.1.

         31. "Indemnifiable Claim" shall have the meaning set forth in Section 9.4.1(a).

         32. "Legal Requirements" shall mean any and all applicable (a) federal, state and local laws (statutory and administrative), ordinances, rules and regulations and (b) judgments, orders, writs, injunctions and decrees, excluding any Permits.

         33. "License Agreement" means the license agreement by and between QSC Sub and Kenneth Redelsperger, substantially in the form attached hereto as "Exhibit "G".

         34. "Major Indemnifiable Claim" shall mean a claim for indemnification by QSC or QSC Sub made against the Shareholders which is equal to or in excess of $25,000.

         35. "Merger" means the merger of Snappy Lube with and into QSC Sub as more completely described in this Agreement.

         36. "Minor Indemnifiable Claim" shall mean a claim for indemnification by QSC or QSC Sub made against the Shareholders other than a Major Indemnifiable Claim.

         37. "Notice of Claim" shall have the meaning set forth in Section 9.4.1(a).

         38. "PCC" means Pacific CarCare LLC, a California limited liability company whose members are QSC, Dale Radcliff and David Whitgob.

         39. "Partnerships" means SL of Northern California-Monterey, L.P., a California limited partnership ("SL-Monterey"), SL of Northern
California-Lafayette, L.P., a California limited partnership ("SL-Lafayette"), and SL of Northern California-Newark, L.P., a California general partnership ("SL-Newark"), collectively.

         40. "Partnership Acquisition Agreement" means the Agreement to Acquire Partnership Interest by and between Paul Greenwood and Snappy Lube dated December 31, 1996.

         41. "Partnership Assets" means the assets owned by the Partnerships and used in the operation of Snappy Lube's Business at the Monterey, Lafayette, and Newark Stores.

         42. "Pennzoil Agreements" means the agreements listed on Schedule
7.1(g).

         43. "Pennzoil Release and Bill of Sale" means the Mutual Termination and Relese Agreement and Bill of Sale substantially in the form attached hereto as Exhibit "H".

         44. "Pennzoil Termination Fee" means the fee Snappy Lube has agreed to pay to Pennzoil at the Closing pursuant to the Pennzoil Letter.

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
         45. "Permits" shall mean any and all permits, authorizations, approvals, registrations, certificates of completion, legal status, orders or other approvals or licenses granted by any federal, state or local administrative or governmental authority, bureau or agency under any Legal Requirement.

         46. "Permitted Liens" shall mean the liens, security interests, any and all encumbrances and other title exceptions with respect to the Personal Property described on Schedule 3.4 attached hereto.

         47. "Person" shall mean any individual, corporation, general partnership, limited partnership, limited liability company, joint venture, association, trust, organization, other entity, government (or political subdivision thereof) or governmental agency.

         48. "Personal Property" shall mean any and all personal property, rights and assets (whether tangible or intangible) of Snappy Lube, including, without limitation, accounting records, production records and other records, software, data bases and the like.

         49. "Pledged Shares" shall have the meaning provided in Section 2.7.

         50. "Quarterly Claim Report" shall have the meaning provided in Section 9.4.1(c).

         51. "QSC" shall mean Quaker State Corporation, a Delaware corporation.

         52. "QSC Stock Consideration" shall mean the number of shares of QSC Stock with a value (issued in accordance with Section 2.4.1), equal to the difference between the Total Merger Consideration and Balance Sheet Liabilities.

         53. "QSC Sub" shall mean Lube Acquisition Corporation, a Delaware corporation, a wholly-owned subsidiary of QSC.

         54. "QSC's Representative" shall mean Conrad A. Conrad, Vice Chairman and Chief Financial Officer of QSC, or such other person as QSC may designate by notice to Snappy Lube.

         55. "QSC's Stock" shall mean newly issued shares of QSC's common stock which shall be registered with the SEC pursuant to a registration statement on Form S-4 and subject to a listing application with the New York Stock Exchange.

         56. "Real Property shall mean the real property owned or leased by Snappy Lube, or subject to an option to purchase by Snappy Lube (including, but not limited to, each Store), all as more particularly described on Schedule 3.10.

         57. "Real Property Debt" means Snappy Lube's approximately Eight Hundred Forty-Five Thousand Dollar ($845,000) mortgage debt in Real Property commonly referred to by Snappy Lube as the "Salinas", "Lafayette", and "Monterey II" Stores, all as more particularly described in the December Balance Sheet.

         58. "Restricted Period" shall have the meaning provided in Section 9.8.

         59. "Restrictive Covenants" shall have the meaning provided in Section 9.8.3.

         60. "SEC" means the Securities and Exchange Commission.

         61. "September Balance Sheet" means the unaudited consolidated balance sheet, income statement and cash flow statement of Snappy Lube and its Affiliates, prepared by Snappy Lube in accordance with GAAP, for the period ending September 30, 1996.


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
         62. "Shareholders" mean, collectively, Kenneth K. Redelsperger, Anne E. Redelsperger, Timothy W. Redelsperger and Lawrence J. Davis.

         63. "Snappy Lube" shall mean Snappy Lube, Inc., a Nevada corporation.

         64. "Snappy Lube's Business" shall mean the business of Snappy Lube presently and as heretofore conducted by Snappy Lube in its individual capacity or by Snappy Lube as general partner of the Partnerships.

         65. "Snappy Lube's Employees" shall mean all current employees of Snappy Lube whether on a full-time or part-time basis listed on Schedule 3.25 (as updated as of the Closing Date), and does not presently, nor will the update as of the Closing Date, include, in any event, former employees of Snappy Lube who were laid off prior to the date of the respective listings and those on temporary or permanent disability leave.

         66. "Snappy Lube's Representative" shall mean Kenneth Redelsperger, President of Snappy Lube, or such other person as Snappy Lube may designate by notice to QSC.

         67. "Snappy Lube Stock" means all of the issued and outstanding shares of capital stock of Snappy Lube.

         68. "Stock Price" shall mean the closing price of QSC's Stock on the Stock Price Determination Date.

         69. "Stock Price Determination Date" shall mean the date which is the Closing Date.

         70. "Stock Purchase Price Notice" shall mean QSC's notice to Snappy Lube of the price of each share of QSC's Stock on the Stock Price Determination Date, and the number of shares of QSC's Stock to be delivered at the Closing as constituting the QSC Stock Consideration, which notice shall be substantially in the form attached hereto as Exhibit "C".

         71. "Store" means each individual location of Snappy Lube's Business as described in Schedule 3.10.

         72. "Store Leases" means those certain written leases between Snappy Lube and the owner(s) of the Real Property relating to the Stores used by Snappy Lube in the operation of Snappy Lube's Business and as more particularly described on Schedule 3.10 attached hereto.

         73. "Subordinated Debt" means the subordinated debt of Snappy Lube as described in the December Balance Sheet.

         74. "Surviving Corporation" means QSC Sub after the Merger.

         75. "tax" or "taxes" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, custom duties, capital stock, franchise, profits, withholding, social security (or similar) unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimums, estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

         76. "tax return" means any return, declaration, report, claim for refund or information return or statement relating to taxes, including any schedule or attachment thereto, and including any amendment thereof.

         77. "Total Merger Consideration" means Ten Million Two Hundred Fifty Thousand Dollars ($10,250,000).

         78. "Unfinished Projects" shall mean any and all proposed or potential locations of Stores pursued by Snappy Lube, as described on Schedule 3.27.

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
                                   ARTICLE TWO
                                   MERGER AND
                             PLAN OF REORGANIZATION

         1. The Merger and Plan of Reorganization. Subject to the terms and conditions of this Agreement, at the Effective Time, Snappy Lube will merge with and into QSC Sub, and QSC Sub will be the Surviving Corporation. QSC Sub's corporate name, existence and all its purposes, powers, and objectives will continue unaffected and unimpaired by the Merger, and as the Surviving Corporation will be governed by the laws of the State of Delaware and, except for the Excluded Assets listed on Schedule 3.31 and Excluded Liabilities listed on Schedule 7.1(p), will succeed to all of Snappy Lube's rights, assets, liabilities and obligations in accordance with the Delaware General Corporation Law. The parties acknowledge and agree that the Merger is intended to be a tax-free forward subsidiary merger described in Section 368(a)(2)(D) of the Code. The Shareholders will receive capital stock in QSC in exchange for their capital stock in Snappy Lube, all as more particularly described in the Agreement of Merger and Plan of Reorganization (Short Form) attached hereto as Exhibit "A."

         2. Consummation of Merger. The Merger will become effective at the time the Certificate of Merger, substantially in the form attached hereto as Exhibit "B", is filed with the Secretary of State of the State of Delaware ("Effective Time"), but in no event later than the conversion/issuance of QSC's Stock pursuant to the Merger.

         3. Merger Consideration. The Total Merger Consideration shall equal Ten Million Two Hundred Fifty Thousand Dollars ($10,250,000). The QSC Stock Consideration shall be paid in accordance with Section 2.4.

         4. Payment of Total Merger Consideration. The Total Merger Consideration shall be paid on the Closing Date by QSC causing to be delivered to Snappy Lube the QSC Stock Consideration, QSC's assumption of the Balance Sheet Liabilities in accordance with Sections 2.4.1 and 2.4.3, respectively, and the payment by QSC of the sums listed in Section 8.2(b).

                  1. Payment of Stock. On the Stock Price Determination Date, QSC shall deliver to Snappy Lube the Stock Purchase Price Notice, substantially in the form attached hereto as Exhibit "C", which shall describe the Stock Price and the number of shares of QSC's Stock to be delivered on the Closing Date or as soon as practicable thereafter. Promptly after receipt of the Stock Purchase Price Notice, Snappy Lube shall deliver to QSC written notice of the names in which QSC's Stock shall be issued. On the Closing Date (or as soon as practicable thereafter), QSC shall cause QSC's Stock to be issued in accordance with Snappy Lube's instructions and in accordance with the Stock Purchase Price Notice. The aggregate number of shares of QSC's Stock shall be determined by the following formula:

                  x = (a - b) , c
                  x = number of shares of QSC's Stock
                  a = Total Merger Consideration (i.e.
                           $10,250,000)
                  b = Balance Sheet Liabilities
                  c = Stock Price

(For purposes of the foregoing calculation, the parties acknowledge and agree that the Snappy Lube accrued vacation liability for calendar year 1997, shall not be included in the foregoing calculation.)

                  2. Conversion of Shares/Issuance of Shares. At and as of the Effective Time, (a) each share of Snappy Lube Stock (other than any dissenting shares) shall be converted into the right to receive a number of shares of QSC's Stock determined by dividing the number of shares of QSC's Stock (determined in accordance with Section 2.4.1) by 2,500, which is the total issued and outstanding shares of Snappy Lube Stock (the resulting ratio of QSC's Stock to one (1) share of Snappy Lube Stock is referred to as the "Conversion Ratio"), (b) each dissenting share shall be converted into the right to receive payment from the Surviving Corporation with respect

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

thereto in accordance with the Delaware General Corporation Law, and (c) each share of Snappy Lube Stock shall be cancelled after conversion. Any shares of QSC's Stock issued and outstanding at and as of the Effective Time will remain issued and outstanding. On the Closing Date, each Shareholder shall deliver to QSC certificates evidencing their ownership of Snappy Lube Stock, which certificates shall be endorsed in blank. Before the Effective Time, QSC will designate an exchange agent. Upon QSC's instructions, the exchange agent shall issue to the Shareholders (or their designees) certificates evidencing the number of shares of QSC's stock issued to the Shareholder determined in accordance with Section 2.4.1.

         3. Assumption of Balance Sheet Liabilities. In addition to the QSC Stock Consideration, QSC Sub shall assume the Balance Sheet Liabilities.

         5. Governance of Surviving Corporation. The Certificate of Incorporation of QSC Sub in effect at the Effective Time will become the Certificate of Incorporation of the Surviving Corporation. From and after the Effective Time of the Merger, such Certificate of Incorporation, as may be amended from time to time as provided by law, will be, and may be separately certified, as the Certificate of Incorporation of the Surviving Corporation. The bylaws of QSC Sub in effect at the Effective Time of the Merger will be the bylaws of the Surviving Corporation until they are thereafter duly altered, amended or repealed. The directors of QSC Sub as of the Effective Time of the Merger will be the directors of the Surviving Corporation. They will hold office until their successors have been elected and qualified. The officers of QSC Sub as of the Effective Time of the Merger will be the officers of Surviving Corporation. Each will hold office subject to the bylaws and the pleasure of the directors of Surviving Corporation.

         Upon the Closing Date, the stock transfer books of Snappy Lube will be closed, and thereafter no transfers of shares of Snappy Lube's Stock will be made.

         6. Transfer Taxes, Etc. Any sales tax required by any Legal Requirement to be paid on behalf of Snappy Lube or QSC on or after the date hereof as a result of the Merger shall be borne equally by QSC and Snappy Lube. The parties acknowledge and covenant that, so long as reasonably necessary, no return, report or other document relating to any such tax or fee shall be filed with or submitted to any governmental authority by any of their Affiliates without the prior approval of the parties hereto; provided, that such approval shall not be unreasonably withheld. QSC shall not be required to bear any portion of any federal or state income tax liabilities (including any income tax liabilities arising from the recapture of investment tax credits) that may be incurred by Snappy Lube as a result of the transactions referred to herein. All premiums and related charges payable with respect to certificates or abstracts of title or title insurance policies relating to the Assets, documentary transfer taxes, escrow fees and all other fees and costs necessary to effect the transfer of the Contracts, Store Leases, Assets and Balance Sheet Liabilities shall be borne by QSC.

         7. Escrow. The parties shall enter into an Escrow Agreement substantially in the form attached hereto as Exhibit "D." The Escrow Agreement will provide, among other things, that the number of shares of QSC's Stock having a value equivalent to $250,000 as of the Stock Price Determination Date (the "Pledged Shares") shall be deposited with the Escrow Agent on the Closing Date as collateral for the Shareholders' indemnification obligations to QSC and QSC Sub under this Agreement. The escrow shall commence as of the Closing Date and shall terminate on the first anniversary of the Closing Date (except as automatically extended as provided in Article Nine). Except as specifically provided otherwise in Section 9.2, the escrow shall constitute QSC's and QSC Sub's sole and exclusive remedy for Snappy Lube's and Shareholders' indemnification obligations under this Agreement.

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

                                  ARTICLE THREE
                         SNAPPY LUBE'S AND SHAREHOLDERS'
                         REPRESENTATIONS AND WARRANTIES

         Snappy Lube and Shareholders, jointly and severally represent and warrant to QSC that, except as set out in the disclosure schedule delivered by Snappy Lube to QSC concurrently with the execution and delivery of this Agreement (the "Disclosure Schedule"), the statements set forth in this Article Three are true and correct. Each item listed in the Disclosure Schedule will be deemed a part of this Agreement and an exception to each applicable statement set forth in this Article Three, to the extent relevant, and each document referenced in the Disclosure Schedule will be deemed incorporated into the Disclosure Schedule as if fully set forth therein. All representations and warranties made by Snappy Lube and the Shareholders in this Agreement shall survive the Closing only for a period of one (1) year after the Closing Date, unless a Notice of Claim is delivered prior to expiration of such survival period, and, if a Notice of Claim is so delivered, such indemnification obligation shall continue with respect to such claim until the final disposition of such claim. Notwithstanding the foregoing, the representations in Sections
3.9 and 3.11(a) shall not be subject to such 1-year limitation but shall instead survive the Closing, with respect to the representations in Section 3.9, until the applicable statute of limitations expires, and, with respect to the representations in Section 3.11(a), for a period of five (5) years (subject to extension by the timely filing of a Notice of Claim as described in the preceding sentence).

         As used in this Article Three, "knowledge" means the current actual knowledge of each Shareholder and Snappy Lube's officers and directors. An individual will be deemed to have "knowledge" of a particular fact or other matter only if such individual is actually aware of such fact or other matter after due inquiry. For purposes of this Agreement, "due inquiry" means the review of Snappy Lube's records at its corporate headquarters (without any obligation to expend any funds on third parties to conduct such reviews or additional investigations) by Shareholders, and/or Snappy Lube's officers and/or directors, and Kenneth K. Redelsperger's oral inquiry of each manager of each Store of the matters described in Sections 3.8(g), (k) and (l), 3.11, 3.15,
3.23 and 3.24.

         1. Organization. Snappy Lube is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Snappy Lube is authorized to transact business as a foreign corporation and is in good standing in the State of California, and the State of California is the only jurisdiction in which the nature of Snappy Lube's Business or of its properties makes such qualification necessary.

         2. Authority and Enforceability. The execution, delivery and performance of this Agreement, and the agreements contemplated hereby, have been duly authorized by the Board of Directors and Shareholders of Snappy Lube, and constitutes the valid and legally binding obligation of Snappy Lube and each Shareholder, enforceable against Snappy Lube and each Shareholder, in accordance with the terms hereof, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and general principles of equity, including the possible unavailability of specific performance or injunctive relief, regard less of whether such enforceability is considered at law or in equity.

         3. No Breach or Violation. Neither the execution and delivery by Snappy Lube and the Shareholders of this Agreement nor the consummation of the transactions contemplated hereby will violate or conflict with (a) to Snappy Lube's and the Shareholders' knowledge, any law to which Snappy Lube is subject,
(b) Snappy Lube's articles of incorporation or bylaws, or (c) any material agreement, whether oral or written, to which Snappy Lube or any Shareholder is a party.

         4. Title to Assets. Snappy Lube has good and marketable title to, or a valid leasehold interest in, the Personal Property free and clear of all liens, security interests, encumbrances, easements, rights of way and other restrictions or limitations other than the Permitted Liens described in
Schedule 3.4. The Assets are in good operating condition and repair, ordinary wear and tear excepted. During the calendar year 1996, Snappy Lube did not dispose of any of its assets, except in the ordinary course of business.

         5. Authorized Shares and Share Ownership. The authorized capital stock of Snappy Lube consists of 10,000 shares of common stock, of which 2,500 shares are issued and outstanding. The persons defined as "Shareholders" in
Section 1.60 constitute all of the owners of the shares of Snappy Lube's outstanding shares of common stock, beneficially and of record, free and clear of all liens, encumbrances, security agreements, equities, options, claims, charges and restrictions other than restrictions set forth in a permit issued by the Nevada Commissioner of Corporations and contained in applicable federal and state securities laws.

         6. Subsidiaries or Partnerships. Snappy Lube does not own, directly or indirectly, any interest or investment (whether equity or debt) in any Person other than the Partnerships.

         7. Financial Statements. Snappy Lube has delivered to QSC the Financial Statements and the September Balance Sheet, which are true and correct in all material respects. The Financial Statements and the September Balance Sheet have been prepared (and the December Balance Sheet will be prepared) in accordance with GAAP. The Financial Statements and the September Balance Sheet accurately reflect and fairly present (and the December Balance Sheet, when delivered in accordance with Section 5.8, will accurately reflect and fairly present) the consolidated financial position of Snappy Lube and the Partnerships as of the respective dates thereof.

         8. Absence of Specified Changes. Since September 30, 1996, there has not been any:

                  (a) transaction by Snappy Lube, except in the ordinary course of business;

                  (b) capital expenditure by Snappy Lube exceeding Ten Thousand Dollars ($10,000);

                  (c) material adverse change in the financial condition, liabilities, assets, or business of Snappy Lube;

                  (d) change in accounting methods or practices (including, without limitation, any change in depreciation or amortization policies or rates) of Snappy Lube;

                  (e) increase in the salary or other compensation payable or to become payable by Snappy Lube to any of Snappy Lube's Employees or commitment or obligation of any kind for the payment, by Snappy Lube of a bonus or other additional salary or compensation to any such person, except in the ordinary course of Snappy Lube's Business and consistent with its past practices;

                  (f) sale or transfer of any material asset of Snappy Lube, except in the ordinary course of business;

                  (g) amendment to, or termination of, any Permit, material contract or agreement, or license to which Snappy Lube is a party, except in the ordinary course of business;

                  (h) loan by Snappy Lube to any person or entity, or guaranty by Snappy Lube of any loan;

                  (i) mortgage, pledge, or other encumbrance of any asset of Snappy Lube or amendment of any Store Lease in any material respect or termination of any of the Store Leases;

                  (j) waiver or release of any right or claim of Snappy Lube, except in the ordinary course of business;

                  (k) commencement, or notice of or threat of commencement, of litigation or any governmental proceeding against or investigation of Snappy Lube;

                  (l) labor trouble or claim of wrongful discharge or other unlawful labor practice or action;

                  (m) agreement by Snappy Lube to do any of the foregoing things described in sub-Sections 3.8(a) through (l); or

                  (n) any other change in condition that has had or might reasonably be expected to have a material and adverse effect on Snappy Lube's financial condition, business, assets or liabilities.

         9. Tax Returns and Audits. Snappy Lube has filed all federal, state and local tax returns required by law, which tax returns were complete and correct in all material respects, and Snappy Lube has paid all taxes owing. Snappy Lube's federal and state income tax returns have not been audited. There are no present disputes of any nature as to taxes payable by or to Snappy Lube. To Snappy Lube's and the Shareholders' knowledge, there is no lien or other encumbrance on any Asset that arose in connection with any failure (or alleged failure) to pay any tax.

         10. Real Property. Schedule 3.10 lists all Real Property owned or leased by, or subject to purchase by Snappy Lube, (including, but not limited to, the location of each Store) and a general description of all buildings, fixtures and other improvements located on the properties. To Snappy Lube's and the Shareholders' knowledge, the zoning of each item of Real Property permits the presently existing improvements and the continuation of the business presently being conducted on such Real Property.

                  1. Status of Store Leases. Snappy Lube has delivered to QSC complete and correct copies of the Store Leases. With respect to the Store
Leases:

                           (a)      Each Store Lease is legal, valid, binding,
enforceable, and in full force and effect;

                           (b)      No party to any Store Lease is in material
breach or default, and no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification, or acceleration thereunder;

                           (c)      Snappy Lube is not currently renegotiating
any Store Lease; and

                           (d)      All rent due under the Store Leases will, as
of the Closing Date, have been paid through the Closing Date (all such rent shall be prorated and apportioned as of the Closing Date such that Snappy Lube and Shareholders (as tenants) shall bear all rent expenses of the Store Leases through and including the period preceding the Closing Date and QSC shall bear all rent expenses of the Store Leases on and after the Closing Date). No other prepaid expense items (such as insurance premiums, software support, personal property taxes, etc.) shall be prorated. Similarly, no other expense items paid in the ordinary course of business in arrears shall be prorated.

         11.      Hazardous Material.

                  (a) No Hazardous Substance relating to the operation of Snappy Lube's Business has been Released in violation of any applicable Environmental Laws on or beneath real property currently or previously owned or leased by Snappy Lube or its Affiliates. For purposes of this Section 3.11, (x) "Hazardous substance" or "Hazardous substances" shall mean any substance or substances that are hazardous, and shall include, without limitation: (A) those substances included within the definitions of "Hazardous substances", "Hazardous materials", "toxic substances", or "solid waste" in any of the Environmental Laws, or so designated in accordance with any Environmental Laws; and (B) any material, waste or substance which contains (1) any asbestos (friable or non-friable), (2) any polychlorinated biphenyls in any concentration, (3) any petroleum or petroleum product, (4) any explosives, (5) any radioactive materials, (6) any infectious wastes, or (7) any material which must be removed from real property currently or previously owned or leased by Snappy Lube or any Affiliate of Snappy Lube during the period of occupation by Snappy Lube or any Affiliate of Snappy Lube pursuant to any administrative order or enforcement proceeding, and (y) "Environmental Laws" shall mean all Federal, state and local environmental statutes and ordinances, and any rule or regulation promulgated thereunder, and any order, standard, interim regulations, moratorium, policy or guideline of any governmental body, and all state and local counterparts of related statutes, laws, regulations, and orders and treaties of the United States (with any reference to any such Environmental Law or provision thereof, either in this Section or elsewhere in this Agreement, being deemed to include any amendment, extension or successor thereof). For purposes of this Section 3.11, the term "Release" shall mean releasing, spilling, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping.

                  (b) Neither Snappy Lube nor any Affiliate of Snappy Lube has received any written notice that Snappy Lube or any Affiliate of Snappy Lube is a potentially responsible party for a Federal or state environmental cleanup site or for corrective action under CERCLA or any other applicable law. Neither Snappy Lube nor any Affiliate of Snappy Lube has submitted nor has any of them been required to submit any notice pursuant to Section 103(c) of CERCLA with respect to real property currently or previously owned or leased by Snappy Lube or any Affiliate of Snappy Lube. Neither Snappy Lube nor any Affiliate of Snappy Lube has received any written request for information in connection with any Federal or state environmental cleanup site. Neither Snappy Lube nor any Affiliate of Snappy Lube has been requested in writing to nor has any of them undertaken any response or remedial actions or clean-up actions of any kind at the written request of any governmental body, or at the request of any other Person.

                  (c) Neither Snappy Lube nor any Affiliate of Snappy Lube uses, and none of them have ever used, any Underground Storage Tank. Except as described in the Disclosure Schedule, to Snappy Lube's and Shareholders' knowledge, there have not been any Underground Storage Tanks installed on real property currently or previously owned or leased by Snappy Lube or any Affiliate of Snappy Lube. For purposes of this Section 3.11, the term "Underground Storage Tank" shall have the meaning given it in the Resource Conservation and Recovery Act, as amended.

                  (d) To Snappy Lube's and the Shareholders' knowledge, Snappy Lube has complied with all Legal Requirements that are required to be complied with in connection with the operation of Snappy Lube's Business, and Snappy Lube has obtained all Permits that are necessary to legally operate Snappy Lube's Business. Schedule 3.11 identifies for the period Snappy Lube or any Affiliate of Snappy Lube occupied real property leased or owned (i) all environmental audits, assessments or occupational health studies undertaken by governmental agencies or Snappy Lube, any Affiliate of Snappy Lube or any agents of any of them; (ii) the results of any ground, water, soil, air or asbestos monitoring undertaken by Snappy Lube or an Affiliate or any agents of any of them; and (iii) all written citations to Snappy Lube or any Affiliate of Snappy Lube issued within the past two years under the United States Occupational Safety and Health Act, as amended.

         12. Inventory. The inventories of raw materials, work in process, and finished goods shown on the December Balance Sheet will consist of items of a quality and quantity useable and saleable in the ordinary course of Snappy Lube's Business. At the Closing, all items included in the inventories will be the property of Snappy Lube, except for sales made in the ordinary course of business since the Balance Sheet Date; for each of these sales, either QSC has made full payment or QSC's liability to make payment is reflected in Snappy Lube's books. No items included in the inventories have been pledged as collateral. The inventories shown on the December Balance Sheet shall be based on quantities determined by physical count or measurement, taken within the preceding twelve months, and are valued at the lower of cost or market value (determined on a first in, first out basis) and on a basis consistent with that of prior years.

         13. Other Tangible Personal Property. Schedule 3.13 is a complete and accurate schedule describing, and specifying the location of, all trucks, automobiles, machinery, equipment, and furniture owned by or used by Snappy Lube in connection with Snappy Lube's Business, except inventories of raw materials, work in process and finished goods. The property listed in Schedule 3.13 constitutes all material items of tangible Personal Property necessary for the conduct of Snappy Lube's Business as now conducted. All personal property listed in Schedule 3.13 is in good working order and condition, ordinary wear and tear excepted. All the motor vehicles listed in Schedule 3.13 are in good condition and repair and have current smog certifications.

         14. Accounts Receivable. Schedule 3.14 is a complete and accurate list of Snappy Lube's accounts receivable as of the date shown thereon, together with an accurate aging of these accounts. The accounts receivable described in Schedule 3.14, and all accounts receivable created thereafter, arose from valid sales in the ordinary course of business and, to Snappy Lube's and Shareholders' knowledge, are collectible at their full amounts.

         15. Contracts. Schedule 3.15 is a complete and accurate list of all of Snappy Lube's contracts and Permits (and all amendments thereto), whether oral or written, and there is no material default or event that, with notice or lapse of time or both, would constitute a material default by Snappy Lube and, to Snappy Lube's and Shareholder's knowledge, by any other party to any of these agreements. Snappy Lube has not received any notice that any party intends to cancel or terminate any of these agreements. Schedule 3.15 also accurately describes the Contracts which, to Snappy Lube's and the Shareholders' knowledge, require the consent of third parties (including, but not limited to, the owners of and lessors of the Real Property) in order for the Contracts to be assumed by QSC Sub.

         16. Tradenames, Trademarks and Copyrights. Schedule 3.16 is an accurate and complete list of all tradenames, trademarks, service marks, and copyrights and registrations owned by Snappy Lube or in which Snappy Lube has any right or license, together with a brief description of each. The items listed on Schedule 3.16 are subject to valid California State registrations that are in full force and effect, and are not subject to any claim of infringement or alleged infringement by others of any such tradename, trademark, service mark, patent or copyright. To Snappy Lube's and Shareholders' knowledge, Snappy Lube has not infringed, and is not infringing, on any tradename, trademark, service mark, patent or copyright belonging to any Person.

         17. Patents and Patent Rights. There are no patents, inventions, industrial models, processes, designs, or applications for patents owned by Snappy Lube or in which Snappy Lube has any rights, licenses or interests.

         18. Customers. Schedule 3.18 is a complete and accurate list of all Snappy Lube's fleet customers as of the Balance Sheet Date, together with summaries of the sales made to each fleet customer during 1996. To Snappy Lube's and the Shareholders' knowledge, no fleet customer intends to cease doing business with Snappy Lube. For purposes of this Agreement, "fleet customers" means any customer other than a retail customer seeking service or sales for a single vehicle.

         19. Employment Contracts and Benefits. Schedule 3.19 is a complete and accurate list of all employment contracts and collective bargaining agreements, and all pension, bonus, profit sharing, stock option or other agreements or arrangements provided for employee remuneration or benefits to which Snappy Lube is a party or is bound. All such agreements are in full force and effect, and Snappy Lube is not in material default under any of these agreements. There are no labor disputes pending or, to Snappy Lube's or the Shareholders' knowledge, threatened against Snappy Lube.

         20.      ERISA.

                  (a) Schedule 3.20 sets forth a complete and correct list of each Employee Benefit Plan, as defined in Section 3(2) of ERISA, which (i) is subject to any provision of ERISA, and (ii) was at any time maintained, administered or contributed to by Snappy Lube or any Affiliate of Snappy Lube and covered any employee or former employee of Snappy Lube or any Affiliate of Snappy Lube or under which Snappy Lube or any Affiliate has any liability. Complete and correct copies of such plans (and, if applicable, related trust agreements) and all amendments thereto have been furnished to QSC together with the three most recent annual reports (Form 5500 including, if applicable, Schedule B thereto) prepared in connection with any such plan. Such plans are hereinafter referred to collectively as the "Employee Plans".

                  (b) Neither Snappy Lube nor any Affiliate of Snappy Lube contributes to or otherwise participates in and has never contributed to or otherwise participated in any Employee Plan that is or has been subject to Title IV of ERISA. To Snappy Lube's and Shareholders' knowledge, neither Snappy Lube nor any Affiliate of Snappy Lube has engaged in any "prohibited transaction" as defined in Section 406 of ERISA or Section 4975 of the Code, nor has a "prohibited transaction" occurred with respect to any Employee Plan or any other employee benefit plan or arrangement contributed to by Snappy Lube or any Affiliate of Snappy Lube which is covered by Title I of ERISA, which could reasonably be expected to have, in the aggregate, a material adverse effect on Snappy Lube. Neither Snappy Lube nor any Affiliate of Snappy Lube has incurred any liability under Title IV of ERISA which could become a liability of QSC Sub after the Closing Date.

                  (c) Each of the Employee Plans which is intended to be qualified under Section 401(a) of the Code (a "Qualified Plan") has either received a determination letter from the Internal Revenue Service to the effect that it meets the requirements of Code Section 401(a) or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. QSC has been furnished with copies of Internal Revenue Service determination letters with respect to each such Employee Plan. Such determination letters cover the requirements of all federal income tax laws, including the Tax Reform Act of 1986, the Unemployment Compensation Amendments Act of 1992, and the Omnibus Budget Reconciliation Act of 1993. To Snappy Lube's and the Shareholders' knowledge, each of the Employee Plans has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plans and, to Snappy Lube's and the Shareholders' knowledge, nothing has occurred since the adoption of the Qualified Plans which resulted or, after due inquiry, could result in the imposition of any penalties on such Qualified Plans or the sponsors, fiduciaries or administrators thereof, including any actions taken pursuant to this Agreement.

                  (d) There is no contract, agreement, plan or arrangement covering any employee or former employee of Snappy Lube or any subsidiary or Affiliate of Snappy Lube that, individually or collectively, could give rise to the payment of any amount that would not be deductible by reason of Section 280G or Section 162(a)(1) of the Code.

                  (e) Schedule 3.20 sets forth a complete and correct list of each employment, severance or other similar contract, arrangement or policy and each written plan or binding arrangement providing for insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, medical benefits, dental benefits, vacation benefits, retirement benefits or for deferred compensation, profit sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan, (ii) is entered into, maintained or contributed to, as the case may be, by Snappy Lube, or any Affiliate of Snappy Lube and (iii) covers any employee or former employee by Snappy Lube, any Affiliate of Snappy Lube or any predecessor of any of them. Such contracts, plans and arrangements are hereinafter referred to collectively as the "Benefit Arrangements". Each of the Benefit Arrangements has been maintained in material compliance with its terms and comply in all material respects with the requirements prescribed by any and all Legal Requirements which are applicable to such Benefit Arrangements.

                  (f) There is no liability in respect of post-retirement health and medical benefits for any retired employees of Snappy Lube or any Affiliate of Snappy Lube.

                  (g) (i) Snappy Lube and any Affiliate of Snappy Lube have made or accrued all payments required by each Employee Plan and Benefit Arrangement, any related trusts, any collective bargaining agreement or by Legal Requirements to be made to each Employee Plan and Benefit Arrangement (including all insurance premiums or intercompany charges with respect to each Employee Plan and Benefit Arrangement) with respect to all periods through the Closing Date, including, without limitation, payments for a pro rata share with respect to any period prior to and including the Closing Date, based on the number of days in such period to the total number of days in the plan year, and all amounts properly accrued to date as liabilities of Snappy Lube, and any Affiliates of Snappy Lube under or with respect to each Employee Plan or Benefit Arrangement for the current plan years have been recorded on the books of Snappy Lube, and any Affiliates of Snappy Lube, (ii) there are no actions, arbitrations or claims pending (other than routine claims for benefits) or, to Snappy Lube's or the Shareholders' knowledge, threatened, against any Employee Plan or Benefit Arrangement, its administrators, trustees or other fiduciaries, or against the Shareholders, Snappy Lube or any Affiliates of Snappy Lube or against the assets of any

Employee Plan or Benefit Arrangement; (iii) no Employee Plan providing retirement benefits for employees or former employees of Snappy Lube and any Affiliate of Snappy Lube has been terminated; (iv) to Snappy Lube's and the Shareholders' knowledge, no Employee Plan is under audit by either the Internal Revenue Service or the U.S. Department of Labor; and (v) consummation of the transactions contemplated by this Agreement will not give rise to any liability of Snappy Lube or any Affiliate of Snappy Lube for severance pay or termination pay solely by reason of such transactions.

                  (h) There has not been, and prior to or on the Closing Date there will not be, any amendment to, written interpretation or announcement (whether or not written) by Snappy Lube or any Affiliates of Snappy Lube relating to, or change in employee participation or coverage under, any Employee Plans or Benefit Arrangements which would increase materially the expense of maintaining such Employee Plans or Benefit Arrangements above the level of the expense incurred in respect thereof for the period ending on the date hereof.

         21. Insurance Policies. Schedule 3.21 contains a complete and accurate list of all insurance policies held by Snappy Lube concerning Snappy Lube's Business and the Assets. Such policies are in the respective policy limits set forth in Schedule 3.21. Snappy Lube is not in default with respect to payment of premiums for any such policy, and no claim is pending under any such policy.

         22. Liabilities. Schedule 3.22 contains a complete and accurate estimate of the Balance Sheet Liabilities as of the date thereof.

         23. Compliance With Laws. To Snappy Lube's and the Shareholders' knowledge, Snappy Lube has complied with all federal, state and local laws to which it is subject and has not received notice of any violation of any applicable federal, state or local statute, law or regulation affecting Snappy Lube's properties or Snappy Lube's Business.

         24. Litigation. Except as set forth in Schedule 3.24, there is not pending, or, to Snappy Lube's and the Shareholders' knowledge, threatened, any suit, arbitration, legal, administrative, or other proceeding, or governmental investigation against Snappy Lube or Snappy Lube's Business that could have a material adverse effect on the financial condition of Snappy Lube or Snappy Lube's Business. Snappy Lube is not presently engaged in any legal action to recover monies due to Snappy Lube or damages sustained by Snappy Lube.

         25. Snappy Lube's Employees. Schedule 3.25 is a complete and accurate list of the names and social security numbers of all officers, directors and employees, of Snappy Lube, and their respective salaries and each material employee benefit which such employee is receiving.

         26. COBRA. Snappy Lube has complied with all requirements and obligations of COBRA (defined in Section 10.4).

         27. Unfinished Projects. To the knowledge of Snappy Lube and Shareholders, Schedule 3.27 is a complete and accurate list of the Unfinished Projects.

         28. Full Disclosure. None of Snappy Lube's representations or warranties made herein contains or will contain any untrue statement of a material fact, or omits a statement of material fact necessary to make the statements made not misleading.

         29. No Other Representations or Warranties. Except as otherwise expressly provided in this Agreement, Snappy Lube and the Shareholders hereby disclaim the making of any representations or warranties, express or implied, regarding Snappy Lube or Snappy Lube's Business or matters affecting Snappy Lube or Snappy Lube's Business. QSC agrees and acknowledges that, except as otherwise expressly provided in this Agreement: (i) Snappy Lube shall not incur any cost or liability with respect to the content or accuracy of any report, opinion, or conclusion of any person who has examined Snappy Lube, Snappy Lube's Business or the Assets, whether retained by Snappy Lube or not; (ii) QSC is a Person experienced in businesses like that of Snappy Lube's Business and acquisition transactions of the type contemplated in this Agreement, and has entered into this

Agreement with the intention of making and relying upon its own investigation of the physical, environmental, and economic condition of Snappy Lube, Snappy Lube's Business and the Assets; and (iii) QSC is not relying upon any representations or warranties made by Snappy Lube or anyone acting or claiming to act on Snappy Lube's behalf concerning Snappy Lube, Snappy Lube's Business or the Assets, except as provided in this Article Three. QSC further acknowledges that it has not received from Snappy Lube any accounting, tax, legal or other advice with respect to this transaction and is relying solely upon the advice of its own accounting, tax, legal and other advisors.

         30. Disclosed Matters. If, after delivery of the Disclosure Schedule pursuant to this Article Three and prior to Closing, a material breach of Snappy Lube's representations and warranties pursuant to Article Three is disclosed to QSC by Snappy Lube or otherwise discovered by QSC, then QSC's sole and exclusive right under this Agreement, at its election, is either to (i) proceed with the Closing, the effect of which is to waive such breach of the representations and warranties and any right or claim arising therefrom; or (ii) terminate this Agreement. Notwithstanding the foregoing, Snappy Lube's or the Shareholders' violations of Sections 5.1, 5.2, 5.5, 5.8, 5.9, 5.10, 5.11 or 5.12 shall be subject to the remedies available to QSC pursuant to Section 10.6.

         31. Excluded Assets. Snappy Lube and the Shareholders represent and warrant that the fair market value of the Excluded Assets described in
Schedule 3.31 does not constitute more than thirty percent (30%) of the fair market value of Snappy Lube's gross assets nor more than twenty percent (20%) of the fair market value of Snappy Lube's net assets.

                                  ARTICLE FOUR
                      QSC'S REPRESENTATIONS AND WARRANTIES

         QSC and QSC Sub, jointly and severally represent and warrant to Snappy Lube and Shareholders that the statements set forth in this Article Four are true and correct. All representations and warranties made by QSC and QSC Sub in this Agreement shall survive the Closing only for a period of one (1) year after the Closing Date unless a Notice of Claim is delivered prior to expiration of such survival period, and if a Notice of Claims is so delivered, such indemnification obligations shall continue with respect to such claims until the final disposition of such claim.

         1. Organization. QSC and QSC Sub, respectively, are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware and are duly authorized to carry on the businesses QSC and QSC Sub, respectively, presently conduct.

         2. Authority and Enforceability. The execution, delivery and performance of this Agreement and the agreements contemplated hereby have been duly authorized by the respective Boards of Directors of QSC and QSC Sub, this Agreement and the agreements contemplated hereby constitute the valid and legally binding obligations of QSC and QSC Sub, respectively, enforceable against QSC and QSC Sub in accordance with the terms hereof and thereof, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization and other laws affecting creditors' rights generally and general principles of equity, including the possible unavailability of specific performance or injunctive relief, regardless of whether such enforceability is considered at law or in equity.

         3. No Breach or Violation. Neither the execution and delivery by QSC and QSC Sub of this Agreement nor the consummation of the transactions contemplated hereby will violate or conflict with (a) any provision of QSC's or QSC's certificate of incorporation or bylaws, or (b) any agreement, whether oral or written, to which QSC or QSC Sub is a party.

         4. Capitalization. All of QSC's Stock to be issued in connection with the Merger has been duly authorized and, upon consummation of the Merger, will be validly issued, fully paid and nonassessable.

         5. Excluded Assets. To QSC's knowledge (in reliance on Snappy Lube's and the Shareholders' representations), the fair market value of the Excluded Assets described in Schedule 3.31 does not constitute more than thirty (30%) of the fair market value of Snappy Lube's gross assets nor more than ten percent (10%) of the fair market value of Snappy Lube's net assets.

         6. No Other Representations or Warranties. Except as otherwise expressly provided in this Agreement, QSC and QSC Sub hereby disclaim the making of any representations or warranties, express or implied. Snappy Lube and the Shareholders agree and acknowledge that, except as otherwise expressly provided in this Agreement: (i) QSC and QSC Sub shall not incur any cost or liability whatsoever; (ii) the Shareholders are experienced in investing such that they are "accredited investors" or they have relied on professional financial advisors in evaluating QSC's Stock; and (iii) neither Snappy Lube nor any of the Shareholders is relying upon any representations or warranties made by QSC, QSC Sub or any one acting or claiming to act on QSC's or QSC Sub's behalf concerning either of them. Snappy Lube and the Shareholders further acknowledge that they have not received from QSC or QSC Sub any accounting, tax, legal or other advice with respect to this transaction and are relying solely upon advice of their own accounting, tax, legal and other advisors.

         7. Full Disclosure. None of QSC's representations or warranties made herein contains or will contain any untrue statement of a material fact, or omits a statement of material fact necessary to make the statements made not misleading.

                                  ARTICLE FIVE
                             SNAPPY LUBE'S COVENANTS

         Snappy Lube and each Shareholder, jointly and severally, covenant to QSC and QSC Sub that from the date of this Agreement until the Closing Date (or as reasonably required thereafter):

         1. Access. Snappy Lube shall provide QSC and QSC Sub and their counsel, accountants, and other representatives, reasonable access during normal business hours to all properties, job sites, books, accounts, records, contracts and documents of or relating to Snappy Lube and Snappy Lube's Business, and in a manner so as not to interfere with the normal business operations of Snappy Lube's Business. Snappy Lube shall furnish or cause to be furnished to QSC all data and information concerning Snappy Lube's Business that QSC may reasonably request.

         2. Conduct of Business. Except as reasonably contemplated by this Agreement and described in the Disclosure Schedule, Snappy Lube will carry on Snappy Lube's Business and activities diligently and in substantially the same manner as previously carried on, and shall not make or institute any unusual or novel methods of manufacture, service, purchase, sale, lease, management, accounting or operation that vary materially from those methods of Snappy Lube as of the date of this Agreement. Snappy Lube will use its best efforts to preserve its present relationships with suppliers, customers and others having business relationships with Snappy Lube; and Snappy Lube will use its best efforts to keep its organization intact.

         3. Insurance. Except as reasonably contemplated by this Agreement and described in the Disclosure Schedule, through and including the Closing Date, Snappy Lube will continue to carry its existing insurance, subject to variations required by the ordinary operations of Snappy Lube's business.

         4. Employees and Compensation. Except as reasonably contemplated by this Agreement and described in the Disclosure Schedule, except as contemplated in the Disclosure Schedule, Snappy Lube will not make any change in compensation payable to or to become payable to any officer, employee, sales agent or representative, or change any benefits payable to any such person, or modify any relevant agreement, except in the ordinary course of business and consistent with Snappy Lube's past practices. Snappy Lube shall pay to Paula Miller and Nancy Polk, on or before the Closing Date, the severance payments described in Paragraph 5 of the Disclosure Schedule.

         5. Consents. As soon as reasonably practical after the execution and delivery of this Agreement, and in any event on or before the Closing Date, Snappy Lube will use its best efforts to diligently and timely obtain the written consent of all persons whose consent is reasonably requested by QSC in connection with this Agreement, including, but not limited to, the consents of lessors of Store Leases described on Schedule 3.15.

         6. Liabilities/Waivers. Except as reasonably contemplated by this Agreement or set forth in the Disclosure Schedule, Snappy Lube will not (and will not agree to) (a) pay any obligation or liability other than current liabilities in the ordinary course of business, (b) waive any right or claim; or (c) cancel, without full payment, any obligation to Snappy Lube.

         7. Employee Benefits. Except as set forth in the Disclosure Schedule, Snappy Lube shall maintain the employee benefits without any change or amendments thereto.

         8. Financial Statements. Snappy Lube shall use its best efforts to deliver to QSC, on or before January 31, 1997, the December Balance Sheet, and, as soon as it is available (but no later than February 14, 1997), Snappy Lube's unaudited consolidated financial statements for the year ended December 1996.

         9. Tax-Free Reorganization/Liquidation of Snappy Lube. After the Closing, no Shareholder will dispose of any of the QSC's Stock received in the Merger in a manner that would cause the Merger to violate the continuity of shareholder interest requirement set forth in Treas. Reg. Section 1.368-1.

         10. No Shop. Snappy Lube and the Shareholders shall not, and shall not permit Snappy Lube's officers, directors, employees or their respective agents and/or representatives to, conduct any substantive discussions, solicit, initiate or encourage the submission of any proposals relating to the purchase of the Assets or Snappy Lube's outstanding stock, or the merger of Snappy Lube with any Person other than as contemplated by this Agreement. This no shop covenant shall expire on the Closing Date, at 5:00 p.m. (California time).

         11. Reasonable Efforts. Snappy Lube and the Shareholders will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement including satisfaction, but not waiver, of the closing conditions set forth in this Agreement (including obtaining any authorizations, consents, and approvals necessary under this Agreement).

         12. Unfinished Projects. The Shareholders have provided to QSC, and will continue to provide to QSC for a period of one (1) year after the date of this Agreement, all information in its possession (or it acquires) relating to Unfinished Projects.


         13. Release of Liens. QSC, QSC Sub and the Shareholders will use their reasonable best efforts to cause Pennzoil to (a) release all liens and security interests encumbering the Assets and (b) deliver to QSC Sub all documents and instruments necessary to evidence QSC Sub's sole ownership of Personal Property subject to the Pennzoil Agreements.

         14. Representations True at Closing. Except as to matters set forth on the Disclosure Schedule, all representations and warranties of Snappy Lube and the Shareholders under this Agreement will also be true and correct as of the Closing Date as if made on such date.

                                   ARTICLE SIX
                                 QSC'S COVENANTS

         QSC and QSC Sub, jointly and severally, covenant to the Shareholders and Snappy Lube that, from the date of this Agreement until the Closing Date (or as reasonably required thereafter):

         1. Reasonable Efforts. QSC will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement including satisfaction, but not waiver, of the closing conditions set forth in this Agreement (including obtaining any authorizations, consents, and approvals necessary under this Agreement.

         2. Confidentiality. Unless and until the Closing Date has occurred, QSC and QSC Sub shall hold in confidence all data and information received from Snappy Lube (whether prior to or after the date of this Agreement) regarding Snappy Lube's Business, except as required by law to be disclosed, and QSC and QSC Sub will not use any of such information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Snappy Lube or destroy all tangible embodiments (and all copies) of such information which are in its possession or control.

         3. QSC's Stock. QSC shall use its reasonable best efforts to (i) file with the SEC a registration statement on Form S-4 covering QSC's Stock to be issued in the Merger; (ii) obtain a declaration from the SEC that the registration statement is effective; (iii) file with the New York Stock Exchange an application for listing QSC's Stock on the New York Stock Exchange; and (iv) obtain a determination that, subject to notice of issuance, the application is effective.

        4. Continuity of Business Enterprise.4Continuity of Business Enterprise. After the Closing, QSC Sub will continue at least one significant historic business line of Snappy Lube, or use at least a significant portion of Snappy Lube's historic business assets in a business, in each case within the meaning of Treas. Reg. Section 1.368-1(d) and shall not otherwise take any action which would adversely affect the transaction's tax-free status under Section 368(a)(2)(D) of the Code.

         5. Insurance. Snappy Lube acknowledges that QSC and QSC Sub may elect to terminate the existing insurance if, in QSC's sole determination, insurance may be obtained on substantially similar or preferable terms; provided, however, that for the 1-year period after the Closing Date during which Snappy Lube's and the Shareholders' representations and warranties survive, QSC shall maintain, or cause QSC Sub to maintain, in effect insurance with coverages, deductibles and limits of liability that are substantially similar to or better than Snappy Lube's existing insurance. Notwithstanding anything to the contrary in this Section 6.5, neither QSC nor QSC Sub shall be required to maintain, in effect a Hazardous Materials pollution liability policy of insurance.

         6. Representations True at Closing. All representations and warranties of QSC and QSC Sub under this Agreement will also be true and correct as of the Closing Date as if made on such date.

                                  ARTICLE SEVEN
                                   CONDITIONS

         1. QSC's Conditions to Closing. QSC's and QSC Sub's respective obligation to consummate the Merger is subject to the satisfaction, or waiver, of all the conditions set forth below at or before the Closing:

                  (a) Accuracy of Representations and Warranties. All of Snappy Lube's and Shareholders' representations and warranties shall be true in all material respects on and as of the Closing Date as though made at that time.

                  (b) Performance. Snappy Lube and the Shareholders shall have performed, satisfied, and complied in all material respects with all covenants and agreements, and satisfied all conditions required by this Agreement to be performed or satisfied on or before the Closing.

                  (c) No Material Adverse Change. Except as contemplated in this Agreement or as set forth in the Disclosure Schedule, during the period from September 30, 1996, to and including the Closing Date, there shall not have been any material adverse change in the financial condition or the results of operations of Snappy Lube, and Snappy Lube shall not have sustained any material loss or damage to its Assets that materially affects Snappy Lube's Business.

                  (d) Absence of Litigation. No action, suit, or proceeding before any court or governmental body or authority, pertaining to the transactions contemplated by this Agreement, shall have been instituted or threatened on or before the Closing Date.

                  (e) Approval of Documentation. The form and substance of all certificates, deeds, instruments, opinions, and other documents delivered to QSC under this Agreement will be satisfactory in all reasonable respects to QSC and its counsel.

                  (f) Escrow. The Escrow Agreement shall have been executed and delivered by Snappy Lube, the Shareholders and the Escrow Agent, and, concurrently with the Closing or as soon as practicable thereafter, the escrow shall have been funded with the Pledged Shares.

                  (g) Cancellation of Agreements. The Pennzoil agreements listed on Schedule 7.1(g), and the shareholder agreements described in paragraphs 6 and 7 of the Disclosure Schedule shall have been cancelled and terminated on or before the Closing Date. With respect to the Pennzoil agreements, QSC and QSC Sub shall have received a fully executed Pennzoil Release and Bill of Sale, or such other evidence reasonably satisfactory to QSC and QSC Sub that the Pennzoil Agreements have been cancelled and terminated.

                  (h) Compensation. Except as reasonably contemplated by this Agreement or as set forth in the Disclosure Schedule, since the Balance Sheet Date, no change shall have been made to any compensation arranged with any employee.

                  (i) December Balance Sheet. Snappy Lube shall have delivered to QSC the December Balance Sheet, which shall reflect items substantially identical to those described in the September Balance Sheet, including, but not limited to, (i) sufficient inventory and supplies for each Store to conduct business in the ordinary course and (ii) Two Hundred Dollars ($200) in the cash register for each Store. The parties acknowledge and agree that the December Balance Sheet may exclude the Excluded Assets, accounts receivable from the Shareholders, cash in excess of Two Hundred Dollars ($200) at each Store, and assets disposed of in the ordinary course of business.

                  (j) Closing Documents. Snappy Lube shall have delivered (or caused to be delivered) to QSC all of the items described in Section 8.2(a).

                  (k) Due Diligence. On or before January 31, 1997, QSC shall have conducted and completed its review of Snappy Lube's Business, and notified Snappy Lube that QSC is satisfied with the results of such review. In the event that, on or before January 31, 1997, QSC does not notify Snappy Lube that QSC is satisfied with the results of such review, then this Agreement shall terminate and be of no further force or effect; provided that Snappy Lube has delivered to QSC all requested information and provided QSC a reasonable opportunity to review such material.

                  (l) Consents. Receipt of all necessary consents by the owners of the Real Property subject to the Store Leases, including estoppel certificates (in form and substance approved by QSC in the exercise of commercially reasonable judgment).

                  (m) Title Insurance. The receipt by QSC of CLTA Owner's Policies of Title Insurance for each parcel of Real Property subject to Store Leases, in such amounts as may be reasonably required by QSC showing title to the leasehold vested of record in the name of QSC subject only to those exceptions to title not disapproved by QSC pursuant to this Agreement and the standard printed exceptions of the title policies.

                  (n) Certificate of Merger. A Certificate of Merger shall have been filed with the Secretary of State for the State of Delaware.

                  (o)      Excluded Assets. The Excluded Assets listed on
Schedule 3.31 shall have been transferred from Snappy Lube to a third party and no longer reflected on the books and records of Snappy Lube as an Asset.

                  (p) Excluded Liabilities. The Excluded Liabilities listed on Schedule 7.1(p) shall have been assigned to and assumed by a third party and no longer reflected on the books and records of Snappy Lube as a liability.

                  (q) Modesto Site. The Store Lease for the Modesto location shall have been assigned to Kenneth Redelsperger or a third party.

         .2       Snappy Lube's Conditions to Closing. Snappy Lube's and the
Shareholders' respective obligations to consummate the Merger is subject to the satisfaction, or waiver of all the following conditions at or before the
Closing:

                  (a) Representations. All representations and warranties by QSC and QSC Sub shall be true in all material respects on and as of the Closing Date as though made on and as of such date.

                  (b) Performance. QSC and QSC Sub shall have performed and complied in all material respects with all covenants and agreements and satisfied all conditions required by this Agreement to be performed or satisfied on or before the Closing.

                  (c) Registration of Stock. QSC shall have filed with the SEC, and the SEC shall have declared effective, a registration statement of Form S-4 covering the QSC's Stock.

                  (d) Listing of Stock. QSC shall have filed with the New York Stock Exchange (and the listing shall have been declared effective subject to notice of issuance) an application to list the QSC's Stock on the New York Stock Exchange.

                  (e) Closing Documents. QSC shall have delivered (or caused to be delivered) to Snappy Lube the items described in Section 8.2(b).

                  (f) Consents. Snappy Lube shall have received all necessary consents by the owners of the Real Property subject to the Store Leases, including estoppel certificates and the owners' releases of Kenneth Redelsperger, Anne Redelsperger, and any other officer or director of Snappy Lube from liability under the terms of any personal guaranty of any of the Store Leases.

                  (g) Certificate of Merger. The Certificate of Merger shall have been filed with the Secretary of State of the State of Delaware.

                  (h) Opinion of Counsel. Snappy Lube shall have received a legal opinion of special tax counsel for Snappy Lube to the effect that the Merger will constitute a tax-free reorganization pursuant to Code Sec. 368
(a)(2)(D).

                  (i) Approval of Documentation. The form and substance of all certificates, opinions, instruments, and other documents delivered to Snappy Lube under this Agreement will be satisfactory in all reasonable respects to Snappy Lube and its counsel.

                                  ARTICLE EIGHT
                                   THE CLOSING

         1. Time and Place. The consummation of the Merger (the "Closing") shall take place at the offices of Greene Radovsky Maloney & Share LLP, Four Embarcadero Center, Suite 4000, San Francisco, California at 10:00 a.m. local time on January 31, 1997, or at such other time and place as the parties may agree in writing (the "Closing Date"). If, on or before January 28, 1997, (1) despite QSC's best efforts, the SEC shall not have declared effective the registration statement covering the issuance of the QSC's Stock in the Merger, or (2) despite QSC's and Snappy Lube's best efforts, the parties shall not have received all necessary consents by the owners of the Real Property subject to the Store Leases, including estoppel certificates, then, in either case, QSC shall have the option to extend the Closing Date for a period of one (1) month to February 28, 1997 by giving Snappy Lube written notice of QSC's election on or before January 28, 1997.

         2. Deliveries at Closing. The following items shall be delivered at the Closing:

                  (a) Snappy Lube and Shareholders. Snappy Lube and Shareholders shall have delivered or caused to be delivered, to QSC the following:

                           (i)      Executed counterparts of this Agreement;

                           (ii)     An executed counterpart of an assignment of
each Store Lease in substantially the form attached hereto as Exhibit "E";

                           (iii)    A secretary's certificate certifying (A) the
incumbency of Snappy Lube's officers, (B) a copy of the resolutions of the Snappy Lube's Board of Directors and Shareholders approving this Agreement and directing that it be submitted to the Shareholders for a vote, (C) the articles of incorporation and bylaws of Snappy Lube, (D) a resolution adopting this Agreement, duly approved by the holders of at least a majority of the total number of outstanding shares of Snappy Lube Stock;

                           (iv)     A Closing certificate executed by Snappy
Lube's Representative certifying the accuracy of Snappy Lube's representations and warranties;

                           (v)      The legal opinion of Snappy Lube's counsel,
Fenton & Keller, dated as of the Closing Date in substantially the form attached hereto as Exhibit "F";

                           (vi)     Tax clearance certificates from the
Franchise Tax Board for California, California State Board of Equalization and California Employment Development Department;

                           (vii)    Good standing certificates of Snappy Lube
from the Secretaries of State of California and Nevada, respectively;

                           (viii)   Executed copies of consents from the Persons
listed on Schedule 3.15;

                           (ix)     An executed counterpart of the Escrow
Agreement;

                           (x)      Executed counterparts of the License
Agreement signed by the third party or parties to whom the Snappy Lube service mark is distributed pursuant to Section 7.1(o), substantially in the form attached hereto as Exhibit "G";

                           (xi)     A certificate regarding the December Balance
Sheet from Snappy Lube representing that, except as contemplated in this Agreement or as set forth in the Disclosure Schedule, during the period from the Balance Sheet Date to and including the Closing Date, there shall not have been any material adverse change in the financial condition of Snappy Lube, or specifying any such change;

                           (xii)    Accounts Payable Certificate;

                           (xiii)   A current and accurate list of Snappy Lube's
accounts receivable with an accurate aging of such accounts;

                           (xiv)    Executed counterparts of the Pennzoil
Release and Bill of Sale in substantially the form attached hereto as Exhibit "H" or such other evidence of termination of the Pennzoil Agreements reasonably satisfactory to QSC and QSC Sub;

                           (xv)     Certificates evidencing the Snappy Lube
Stock; and

                           (xvi)    Such other documents and instruments as QSC
may reasonably request in order to effect the purpose of this Agreement.

                  (b) QSC/QSC Sub. QSC and QSC Sub, or either of them, shall deliver or cause to be delivered to Snappy Lube the following:

                           (i)      As soon as practicable, evidence of
delivery of QSC's Stock to the Escrow Agent in accordance with the Escrow Agreement;

                           (ii)     As soon as practicable, delivery to
Shareholders of certificates evidencing QSC's Stock (excluding the Pledged Shares delivered to the Escrow Agent);

                           (iii)    Counterparts of this Agreement signed by QSC
and QSC Sub;

                           (iv)     Executed Counterparts of the License
Agreement;

                           (v)      Counterparts of the Escrow Agreement signed
by Escrow Agent, QSC and QSC Sub;

                           (vi)     A secretary's certificate certifying a copy
of the resolutions of QSC's and QSC Sub's board of directors authorizing the execution, delivery and performance of this Agreement and authorizing the Merger, and a copy of a resolution duly adopted by QSC as sole shareholder of QSC Sub adopting and approving the Merger;

                           (vii)    A Closing certificate executed by QSC's
Representative certifying the accuracy of QSC's representations and warranties;

                           (viii)   The tax opinion of Greene Radovsky Maloney &
Share, LLP in substantially the form attached hereto as Exhibit "I";

                           (ix)     Wire transfer to Snappy Lube's Broker in an
amount equal to the Broker's Fees as set forth on the Accounts Payable Certificate;

                           (x)      Wire transfer to Snappy Lube's counsel
(legal and accounting) in an amount as set forth on the Accounts Payable Certificate;

                           (xi)     Wire transfer to the holders of the Real
Property Debt, the holders of Subordinated Debt, Paul Greenwood for the Greenwood Purchase Price and Pennzoil Products Company, a Delaware corporation for the Pennzoil Termination Fee in the amounts as set forth on the Accounts Payable Certificate;

                           (xii)    The legal opinion of in-house counsel of
QSC, substantially in the form attached hereto as Exhibit "J"; and

                           (xiii)   Execution and delivery of an assignment of
each Store Lease; and

                           (xiv)    Such other documents and instruments as
Snappy Lube may reasonably request in order to effect the purpose of this Agreement.

                                  ARTICLE NINE
                            POST-CLOSING OBLIGATIONS

         1. License Agreement. Promptly after the Closing Date, the License Agreement shall become effective, and shall grant QSC Sub (and its assignees) the right to use the Snappy Lube tradenames set forth on Schedule 3.16, for a five (5) year period in the counties listed on Schedule 9.8; provided that QSC and QSC Sub, or either of them, shall have the option to extend the term of the License Agreement as it applies to the Yuba City Store Lease for a period corresponding to the term of that Store Lease, as it may be extended or renewed; such right to extend to be exercised by written notice to Kenneth Redelsperger on or before the expiration of the initial 5-year term of the License Agreement. The license shall be exclusive and granted on a royalty free basis with no charges whatsoever.

         2. Indemnities. All of the representations and warranties of Snappy Lube contained in this Agreement shall survive the Closing (unless, as provided in Section 3.30 a misrepresentation or breach of warranty of Snappy Lube or Shareholders has been disclosed to, or otherwise discovered by, QSC or QSC Sub before the time of Closing) and continue in full force and effect for a period of one (1) year after the Closing Date unless a Notice of Claim is delivered prior to expiration of such survival period, and if a Notice of Claim is so delivered, such indemnification obligation shall continue with respect to such Claim until the final disposition of such claim. Notwithstanding the foregoing, the representations in Sections
3.9 and 3.11(a) shall not be subject to such 1-year limitation but shall instead survive the Closing, with respect to the representations in Section 3.9, until the applicable statute of limitations expires, and, with respect to the representations in Section 3.11(a), for a period of five (5) years (subject to extension by the timely filing of a Notice of Claim as described in this Section 9.2). All of the representations and warranties of QSC and QSC Sub contained in this Agreement shall also survive the Closing and continue in full force and effect for a period of one (1) year thereafter (subject to extension by the timely filing of a Notice of Claim as described in this Section 9.2).

                  1. Indemnification Provisions for the Benefit of QSC. Provided that QSC or QSC Sub delivers to a Shareholder a Notice of Claim within one year after the Closing Date (or within such other survival period applies pursuant to Section 9.2 for the representations in Sections 3.9 and 3.11(a)), the Shareholders shall, jointly and severally (as limited by the last sentence of Section 9.2.1), indemnify, defend and hold QSC and QSC Sub harmless from and against all liability, loss, cost, damage, penalties, judgments, actions and expense (including, but not limited to, reasonable attorneys' fees) (collectively, "Indemnification Liabilities") which they may sustain or incur by reason or arising out of: (a) any inaccuracy of any representation or warranty made by Snappy Lube or the Shareholders; (b) failure by Snappy Lube or any Shareholder to perform any of its or their covenants or agreements hereunder that are to be performed after the Closing; (c) claims which arise after the Closing Date but relate to work performed or products sold or an occurrence which arose prior to the Closing Date (unless QSC knew of any such claim or occurrence prior to the Closing Date), (d) any Unfinished Project, (e) claims for payment or reimbursement of the cost and expense of constructing improvements commenced or contemplated prior to Closing, pursuant to any of the Store Leases, including, without limitation, the cost of work or labor performed, or materials or supplies furnished in connection with such construction, or (f) any and all claims or causes of action against Snappy Lube or the Shareholders, or liabilities of any kind, whether accrued, contingent or otherwise, for which Snappy Lube or a Shareholder is responsible to QSC or QSC Sub and which arise out of, result from, or in any way relate to this Agreement. It is expressly agreed and acknowledged that the Shareholders shall not have any obligations under this Section 9.2.1: (a) until QSC or QSC Sub has suffered Indemnification Liabilities by reason of each such breach in excess of a $250 per-claim deductible (after which point the Shareholders will be obligated only to indemnify QSC and QSC Sub from and against all such further Indemnification Liabilities arising out of the claim) or, thereafter (b) to the extent the Indemnification Liabilities QSC and QSC Sub have suffered by reason of all such breaches exceeds an aggregate amount of $250,000 (after which point the Shareholders will have no obligation to indemnify QSC or QSC Sub from and against further such Indemnification Liabilities); provided that such, limitation shall not apply to claims by QSC or QSC Sub of: (i) intentional misrepresentation; (ii) unpaid taxes; (iii) items 5, 11, (subject to the one
(1) year survival period in Section 9.2 above), 12, (subject to the one (1) year survival period in Section 9.2 above), 21, 23, (provided, however, that the Shareholders' liability for item 23 will be limited to increased taxes attributable to the period prior to Closing), 29 and 35 in the Disclosure Schedule; (iv) payment of deductibles for the litigation matters described in
Schedule 3.24; and (v) Indemnification Liabilities in favor of QSC and/or QSC Sub arising out of the loss of the tax-free status of this transaction pursuant to Section 368(a)(2)(D) of the Code that is finally determined to be solely result of the action taken by one or more Shareholders; and all such excluded claims (i.e., clauses (i) through (v)) shall be paid by Shareholders in cash (and not in Pledged Shares); and, provided further, that, after the expiration of the 1-year survival period and for the remainder of the 5-year survival period with respect to the representations in Section 3.11(a), such aggregate limit shall be reduced from $250,000 to $100,000. The joint and several liability of the Shareholders shall be limited to Indemnification Liabilities
(a) within the $250,000 limiation described above, and (b) for matters pursuant to Section 3.11(a) for the periods and amounts described in this Section 9.2.1; and (c) except as noted in (a) and (b), Indemnification Liabilities for Larry Davis and Timothy W. Redelsperger only shall not be joint and several for any amounts shall be pro rata, but Kenneth K. Redelsperger and Anne L. Redelsperger shall remain jointly and severally liable for all matters.

                  2. Indemnification Provisions for the Benefit of the Shareholders. Provided that a Shareholder delivers to QSC a Notice of Claim within one year after the Closing Date, QSC and QSC Sub shall, jointly and severally, indemnify, defend and hold such Shareholder harmless from and against all Indemnification Liabilities which such Shareholder may sustain or incur by reason or arising out of (a) any inaccuracy of any representation or warranty made by QSC or QSC Sub; (b) failure of QSC or QSC Sub to perform any of their covenants or agreements hereunder that are to be performed after Closing; and (c) any and all claims or causes of actions against QSC or QSC
Sub, or liabilities of any kind, whether accrued, contingent or otherwise, for which QSC or QSC Sub is responsible and which arises out of, result from, or in any way relate to this Agreement. It is expressly agreed and acknowledged that QSC and QSC Sub shall not have any obligations under this Section 9.2.2: (a) until the Shareholders have suffered Indemnification Liabilities by reason of each such breach in excess of a $250.00 per-claim deductible (after which point QSC and QSC Sub will be obligated only to indemnify the Shareholders from and against all such further Indemnification Liabilities arising out of the claim) or thereafter (b) to the extent the Indemnification Liabilities the Shareholders have suffered by reason of all such breaches exceeds an aggregate amount of $250,000 (after which point QSC and QSC Sub will have no obligation to indemnify the Shareholders from and against further such Indemnification Liabilities); provided, that such limitation shall not apply to claims by Shareholders of intentional misrepresentations. Notwithstanding anything to the contrary in this Section 9.2.2, QSC and QSC Sub's Indemnification Liability for a violation of Section
6.4 shall not be limited to the $250,000 maximum amount; but, instead shall be limited to $2,500,000 if, but only if, the loss of the tax-free nature of this transaction pursuant to Section 368(a)(2)(D) of the Code is finally determined to be solely a result of actions taken by QSC or QSC Sub, or both of them; provided that neither QSC nor QSC Sub shall have any liability under Section 6.4 whatsoever if the loss of the tax-free status of this transaction is due, in whole or in part, to the action of a Person other than QSC or QSC Sub. Indemnification Liabilities in favor of the Shareholders arising out of the loss of the tax-free status of this transaction pursuant to Section 368(a)(2)(D) of the Code as a result of the actions, in whole or in part, of any Person other than the Shareholders or Snappy Lube, shall be paid by QSC and QSC Sub. Indemnification Liabilities in favor of the Shareholders arising out of the loss of the tax-free status of this transaction pursuant to Section
368(a)(2)(D) of the Code solely as a result of the actions of QSC or QSC Sub, shall be paid by QSC and QSC Sub.

         3. Product or Professional Liability. If any product or professional liability claim is asserted against a party which arises out of an occurrence prior to the Closing and is covered under any of Snappy Lube's, QSC's, QSC Sub's or PCC's insurance policies, then and in such event, if and to the extent of such coverage, such claim shall be tendered to the issuer thereof. The Shareholders and Snappy Lube, on the one hand, and QSC and QSC Sub, on the other hand, shall use their best efforts to vest in and afford the other the indemnity, defense and other benefits to which the other is entitled under any such insurance policy relating to such claim. In addition, the Indemnitor shall be responsible for any deductible or self-insured amount in connection with such claim under any such policy and any litigation expense (including reasonable attorneys' fees) incurred in connection with any dispute over such coverage subject to the limitations described in Sections 9.2.1 and 9.2.2, respectively. Further, any such claim which is determined to be outside the limits or definition of applicable insurance policies shall be the responsibility of the applicable party, subject to the per-claim deductible of $250 and the aggregate limits provided in Section 9.2.1 and 9.2.2, respectively.

         4. Procedure for Indemnification. In connection with any claim for indemnification set forth above in Section 9.2 or 9.3, the procedure set forth below shall be followed:

                  1.       Non-Third Party Claims.

                           (a)      Each party entitled to indemnification
hereunder (in such capacity, the "Indemnified Party") shall give written notice (a "Notice of Claim") to each party subject to an indemnification obligation to such Indemnified Party hereunder (in such capacity, the "Indemnifying Party") within a reasonable period of time after becoming aware of (but, in any event, no later than ten (10) business days thereafter), and shall provide to the Indemnifying Party, as soon as practicable thereafter, all information and documentation necessary to support and verify, any Indemnification Liability that the Indemnified Party shall have determined has given rise to, or could reasonably be expected to give rise to, a claim for indemnification hereunder (each, an "Indemnifiable Claim"); provided, however, that the right of the Indemnified Party to indemnification shall be reduced in the event of its failure to give timely notice only to the extent the Indemnifying Party is prejudiced thereby. The Indemnifying Party shall be given reasonable access to all books and records in the possession or under the control of the Indemnified Party which the Indemnifying Party reasonably determines to be related to such claim.

                           (b)      Any liability for indemnification under this
Section 9.4.1 shall be paid by the Indemnifying Party within ten (10) business days after its receipt of a Notice of Claim therefor in (i) immediately available funds in U.S. dollars in the case of payments by QSC or QSC Sub to the Shareholders; and (ii) the number of Pledged Shares (valued at the then current NYSE price per share) equal to the amount of such Major Indemnifiable Claim, in the case of payments by the Shareholders to QSC or QSC Sub; provided that if a contest notice is given to the Indemnified Party by the Indemnifying Party within such ten-day period, such payment shall not be required until the dispute is resolved, and either party may at any time thereafter commence a legal proceeding in accordance with this Section 9.4.1 to resolve the contested assertion of an Indemnifiable Claim. Any liability for indemnification under this Section 9.4.1 shall be paid by the Indemnifying Party in immediately available funds in U.S. dollars (or Pledged Shares, in the case of payments of the Shareholders to QSC) within fifteen (15) days after such liability is finally determined. Liability for an Indemnifiable Claim hereunder shall be deemed to be a "finally determined" for purposes of this Article Nine when the parties to such action have so determined by mutual agreement or when a final non-appealable order of a court having competent jurisdiction shall have been entered. Payment of Minor Indemnifiable Claims shall be made in accordance with
Section 9.4.3.

                           (c)      QSC shall deliver to Kenneth Redelsperger a
quarterly claim report (a "Quarterly Claim Report") no later than thirty (30) days after the end of each preceding calendar quarter, commencing with the quarter ending March 31, 1997, and, thereafter, June 30, 1997, September 30, 1997, and December 31, 1997, and March 31, 1998. The Quarterly Claim Report will list the quarterly and year-do-date Major and Minor Indemnifiable Claims for which indemnification has been sought.

                  2.       Matters Involving Third Parties.

                           (a)      If any third party shall commence an action
against any Indemnified Party with respect to any matter which may give rise to an Indemnifiable Claim against any Indemnifying Party (a "Third Party Claim"), the Indemnified Party shall given a Notice of Claim thereof to the Indemnifying Party as soon as practicable, but in no event more than ten (10) business days after the Indemnified Party shall have received notice thereof; provided, however that the right of the Indemnified Party to indemnification shall be reduced in the event of its failure to give timely notice only to the extent the Indemnifying Party is prejudiced thereby.

                           (b)      The Indemnifying Party shall have the right
to defend the Indemnified Party against the Third Party Claim with counsel of his choice if the Indemnifying Party shall notify the Indemnified Party in writing (within the ten (10) day period after its receipt of a Notice of Claim specifying the Third Party Claim) that it will indemnify the Indemnified Party from and against any Indemnification Liability the Indemnified Party may suffer arising out of the Third Party Claim. If the Indemnifying Party does not so notify the Indemnified Party, the Indemnified Party may defend against the Third Party Claim, preserving its rights to indemnification hereunder, including without limitation for the cost of such defense.

                           (c)      If the Indemnifying Party is conducting the
defense of the Third Party Claim in accordance with Section 9.4.2(b) above, (i) the Indemnified Party may retain separate counsel, at its sole cost and expense, and participate in the defense of the Third Party Claim, provided that the Indemnifying Party shall have the right to conduct the defense of and, subject to this Section 9.4.2(c), settle such Third Party Claim; (ii) the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party; (iii) the Indemnified Party shall fully cooperate with the Indemnifying Party in the investigation and defense of such Third Party Claim, including without limitation providing required information and documents and access to all employees or relevant individuals of the Indemnified Party with knowledge of issues relevant to the claim or litigation (any such activities required to discharge this obligation to cooperate shall be incurred at the sole expense of he Indemnified Party; and (iv) the Indemnifying Party shall not consent of the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, unless such settlement includes as a term thereof a general release of the Indemnified Party from such Third Party Claim. Shareholders expressly agree and acknowledge that any Indemnification Liability relating to
Section 6.4 (including disputes before the IRS, the tax court or any appeals thereof) shall be turned over to QSC and QSC shall be permitted to handle such matter with counsel of its choice.

                  3. Payment of Minor Indemnifiable Claims. If any payment of the Shareholders' indemnity obligations is required to be made, the Shareholders may satisfy such payment for all Minor Indemnifiable Claims by delivering to QSC on the first (1st) anniversary of the Closing Date (the "Anniversary Date") the Pledged Share (or so many of such Pledged Shares as is required to satisfy such obligations), which Pledged Shares, for such purpose, shall be valued at the closing price of QSC's Stock on the Anniversary Date, as reported in the Wall Street Journal. The sole and exclusive remedy of QSC for any and all Minor Indemnifiable Claims shall be the indemnities set forth in Sections 9.2.1 and 9.3. Neither QSC nor the Shareholder shall be able to avoid the limitations expressly set forth in Section 9.2.1 and 9.2.2, respectively, by electing to pursue some other remedy other than that of express contractual indemnity as set forth therein. The remedies of QSC and QSC Sub, or either of them, under this Article Nine shall be limited to its right to recover from the indemnification escrow established pursuant to the Escrow Agreement; ; provided, however, that the preceding clause shall not apply to Indemnification Liabilities relating to (i) Snappy Lube's and the Shareholders' representations and warranties set forth in Sections 3.9 and 3.11(a) and (ii) any intentional misrepresentation by the Shareholders.

                  4. Exclusive Remedy. Except as otherwise provided in this Agreement, the sole and exclusive remedy of QSC for any and all Indemnifiable Claims shall be the indemnities set forth in Sections 9.2.1 and
9.3. Except as otherwise provided in this Agreement, neither QSC nor the Shareholder shall be able to avoid the limitations expressly set forth in
Section 9.2.1 and 9.2.2, respectively, by electing to pursue some other remedy other than that of express contractual indemnity as set forth therein. The remedies of QSC and QSC Sub, or either of them, under this Article Nine shall be limited to its right to recover from the indemnification escrow established pursuant to the Escrow Agreement; provided, however, that the preceding clause shall not apply to Indemnification Liabilities relating to (i) Snappy Lube's and the Shareholders' representations and warranties set forth in Sections 3.9 and 3.11(a) and (ii) any intentional misrepresentation by the Shareholders.

         5. Limitation on Claims. If any event shall occur which would otherwise entitle either party to assert a claim for indemnification hereunder, no loss, damage or expense shall be deemed to have been sustained by such party to the extent of (i) any net tax savings realized by such party with respect thereto, or (ii) any proceeds received by such party from any insurance policy with respect thereto. The parties hereby acknowledge and agree that, although QSC may terminate the Hazardous Pollution policy referred to in Schedule 3.21 as Universal Underwriters Group Pollution Liability Policy No. 118852C, QSC shall provide Shareholders with the equivalent benefit of such policy as if such policy had not been terminated, but instead had been continued through March 1, 2002. Further, an Indemnitor shall not be liable under this Article Nine for a loss resulting from any event relating to a breach of any representation, warranty or covenant if the Indemnitor can establish that the misrepresentation, breach of covenant or warranty had been disclosed to or discovered by the Indemnitee prior to the Closing Date of such event. The preceding sentence does not apply to the covenants contained in Sections 5.9 and 6.4, respectively.

         6. Access to Books and Records. QSC shall hold all of the books and records of Snappy Lube's Business existing at the Closing Date and not destroy or dispose of any thereof for a period of six (6) years after the Closing Date or such longer time as may be required by law. Upon Shareholder's request, QSC shall provide Shareholder with copies of Snappy Lube's books and records.

         7. Unfinished Projects. If QSC is subject to any Indemnification Liabilities in connection with an Unfinished Project arising out of any act or failure to act prior to Closing, then the Shareholders shall be responsible for any and all Indemnification Liabilities relating to and consequences of such act or falilure to act.

         8. Non-Compete. Shareholders acknowledge that QSC and QSC Sub would not consummate the Merger but for the covenant not to compete contained in this Section 9.8. Accordingly, Shareholders covenant and agree that during the period commencing with the Closing Date and ending on the fifth (5th) anniversary thereafter (the "Restricted Period") they will not, directly or indirectly: (i) engage in any business similar to Snappy Lube's Business within the counties of the State of California as set forth in Schedule 9.8 attached hereto and made a part hereof by this reference, (excluding, however, the counties south of Monterey County); (ii) enter the employ of, or render any services to, any Person (other than QSC, QSC Sub and their Affiliates) engaged in such prohibited activities described in clause (i) above; or (iii) become interested in any such Person described in clause (ii) above as an individual, partner, shareholder, officer, director, principal, agent, employee, trustee, consultant, or in any other relationship or capacity; provided, that each Shareholder may own, directly or indirectly, solely as an investment, securities of any Person which are traded on any national securities exchange if such Shareholder does not, directly or indirectly, own 5% or more of any class of securities of such Person.

                  1. Confidential Information. During and after the Restricted Period, each Shareholder shall keep secret and retain in strictest confidence, and shall not use for the benefit of himself or others, all confidential matters relating to Snappy Lube's Business (including, without limitation, the terms and provisions of this Agreement), including, without limitation, trade secrets, "know-how", customer lists, pricing policies, operational methods, marketing plans or strategies; product development techniques or plans, methods of service or manufacture, technical processing, designs and design projects, inventions and research projects and other business affairs relating to Snappy Lube's Business and to QSC and its Affiliates learned by the Shareholders prior to the Closing Date, and shall not disclose them to anyone outside of QSC and its Affiliates. Notwithstanding anything to the contrary herein, Shareholders are hereby expressly permitted and authorized to use the above-mentioned confidential information in the operation of Snappy Lube Southern California, Inc., a California corporation, or any other Affiliate of the Shareholders, in the counties south of Monterey County (excluding customer lists).

                  2. No Solicitation. During the Restricted Period, each Shareholder shall not, directly or indirectly, solicit or encourage to leave the employment of QSC, QSC Sub or any of their Affiliates, any individual heretofore employed by Snappy Lube. For a period of six (6) months after the Closing Date, the Shareholders shall not hire any employee who has left the employment of QSC, QSC Sub or any of their Affiliates; however, after the expiration of such 6-month period, and although the Shareholders shall not solicit any employee of QSC, QSC Sub or any of their Affiliates nor encourage any such employee to leave their employment, the Shareholders, or any of them, or their Affiliates may hire any such employee who has left the employment of QSC, QSC Sub or any of their Affiliates and who approaches the Shareholders, or any of them, or any of their Affiliates, and applies for employment.

                  3. Remedies. Notwithstanding any other provisions hereof, if any Shareholder breaches or threatens to commit a breach of, any of the provisions of Section 9.8, including its subsections, (the "Restrictive Covenants"), QSC shall have the right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to QSC and that money damages will not provide adequate remedy to QSC. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to QSC under law or in equity. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions. Without limiting the generality of the foregoing, in the event any court refuses to enforce any of the Restrictive Covenants set forth in
Section 9.8 either because of the scope of geographical areas or the duration of the restrictions, the Shareholders, Snappy Lube and QSC expressly confirm their intention that the geographical areas and the time period covered by the restrictions be deemed automatically reduced to the extent necessary to permit enforcement.

         9. Other Filings. QSC shall, promptly after the Closing, file in the States of Nevada and California all documents required to be filed in connection with the Merger, including, but not limited to, (i) notices of merger, (ii) dissolution of Snappy Lube, (iii) qualification of QSC Sub to do business in California, and (iv) the dissolution and winding up of the Partnerships. The Shareholders shall use their reasonable best efforts to assist QSC and QSC Sub in filing such documents.

         10. Guaranty of Accounts Receivable. The Shareholders, jointly and severally, guarantee to QSC and QSC Sub that the unpaid face amount of accounts receivables on hand at the Closing Date will be fully paid within 180 days after the Closing Date. Any account receivable not paid within such period shall be delivered to Kenneth Redelsperger and the unpaid amount of such account receivable shall be deemed an Indemnifiable Claim and paid in accordance with
Section 9.4.1(b). The Shareholders' obligations pursuant to this Section 9.10 shall be subject to the indemnification limitations and deductibles described in Section 9.2.1.

         11. Accrued Vacation Liability. The parties acknowledge and agree that the accrued vacation liability set forth on the December Balance Sheet is a Balance Sheet Liability and will be set-off against the Total Merger Consideration in accordance with Section 2.4.1. The accrued vacation liability of Snappy Lube arising after the Balance Sheet Date through and including the Closing Date shall be assumed by QSC and will not be set-off against the Total Merger Consideration.

         12. Release of Liens. Promptly after the Closing, QSC, QSC Sub and the Shareholders will use their reasonable best efforts to cause Pennzoil to (a) release all liens and security interests encumbering the Assets and (b) deliver to QSC Sub all documents and instruments necessary to evidence QSC Sub's sole ownership of Personal Property subject to the Pennzoil Agreements.

                                   ARTICLE TEN
                               ADDITIONAL MATTERS

         1. Publicity. All notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and coordinated by Snappy Lube and QSC. Neither Snappy Lube nor QSC shall cause or authorize any such notice or publicity without the prior approval of the other; provided, that in the case of an announcement which Snappy Lube or QSC may be required to make by any Legal Requirement or by any governmental agency, such action by such party without the prior approval by the other parties shall not constitute a breach of this Section 10.1 provided that the party making such announcement gives to the other parties a reasonable opportunity to review such document. Any approval subject to this Section 10.1 shall not be unreasonably withheld.

         2. Survival of Representations. The representations and warranties of the parties contained in this Agreement and other writings provided for herein shall survive consummation of the transactions contemplated in this Agreement as provided in Article Nine. Those covenants that contemplate or may involve actions to be taken or obligations in effect after the date of this Agreement shall survive in accordance with their terms.

         3. Brokers. Snappy Lube has engaged an investment banker in connection with this transaction and such investment banker's fees or commissions due in this transaction shall be paid by QSC at the Closing. QSC has not engaged a broker or finder and Snappy Lube acknowledges this fact.

         4. COBRA. With respect to any health care continuation rights under each welfare benefit plan that constitutes a group health plan subject to Code Section 4980B ("COBRA"), Snappy Lube has provided all required notification to all former employees of Snappy Lube whose employment terminated prior to the Closing Date, including former employees of Snappy Lube laid off prior to the Closing Date, and to all other parties who became "qualified beneficiaries" under COBRA with respect to any such group health plan maintained for Snappy Lube's Employees. Snappy Lube acknowledges that it is providing any required COBRA coverage to all such former Snappy Lube's Employees and other qualified beneficiaries of Snappy Lube who timely elected COBRA coverage. QSC shall be responsible for all obligations under COBRA that arise with respect to any of Snappy Lube's Employees who terminate employment with QSC, QSC Sub or any of their Affiliates after the Closing Date.

         5. Termination by Mutual Consent; Material Breach. This Agreement may be terminated at any time prior to Closing, as follows:

                  (a)      by written consent of the parties;

                  (b) by QSC if any condition contained herein requiring fulfillment by Snappy Lube or the Shareholders shall not have been fulfilled within the times set forth in this Agreement and shall not have been waived by QSC;

                  (c) by Snappy Lube and Shareholders, acting unanimously, if any condition contained herein requiring fulfillment by QSC and QSC Sub, or either of them, shall not have been fulfilled by the Closing Date and shall not have been waived by the Snappy Lube and Shareholders; or

                  (d) by QSC or Snappy Lube if the Effective Time of the Merger shall not have occurred on the Closing Date, as it may be extended pursuant to Section 8.1.

If any party becomes aware of facts or circumstances that would entitle such party to terminate this Agreement pursuant to this Section 10.5, such parties shall give immediate notice of such facts or circumstances to the other parties. Notwithstanding any other provision in this Agreement, such party shall have ten
(10) business days in which to rectify such facts or circumstances and the notifying party shall not be entitled to terminate this Agreement if such facts or circumstances are so rectified.

         6. Effect of Termination. In the event of termination by QSC in accordance with Section 10.5(b) solely as a result of a willful breach by Snappy Lube or Shareholders of their obligations hereunder, Snappy Lube and Shareholders, jointly and severally, shall pay promptly to QSC any and all reasonable out-of-pocket expenses (including, without limitation, attorneys' and accounting fees) incurred by QSC in connection with the negotiation and preparation of this Agreement and the anticipated consummation of the transactions contemplated hereby. If this Agreement is terminated by Snappy Lube or Shareholders in accordance with Section 10.5(c) solely as a result of a willful breach by QSC, QSC Sub, or either of them, of its obligations hereunder, QSC shall pay promptly to Snappy Lube any and all reasonable out-of-pocket expenses (including, without limitation, attorneys' and accounting fees) incurred by Snappy Lube in connection with the negotiation and preparation of this Agreement and the anticipated consummation of the transactions contemplated hereby. The foregoing rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the parties hereto under law or equity. If this Agreement is terminated as provided in Section 10.5 above, the obligations set forth in this Agreement regarding confidential information shall survive any such termination and continue in effect thereafter.


                                 ARTICLE ELEVEN
                                  MISCELLANEOUS

         1. Notices. All notices, consents, approvals, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery if personally delivered to the party to whom notice is to be given, or three (3) business days after mailing if mailed by first class mail, registered or certified, postage prepaid, at the address set forth below or on the date of service if delivered by facsimile to the facsimile number set forth below which facsimile is confirmed by answerback (provided, that service by facsimile on a business day immediately preceding a non-business day shall be deemed delivered two business days after the date of facsimile) or on the next business day following delivery to a recognized national courier, charges prepaid, addressed to the address set forth below.

         If to Snappy Lube
           or Shareholders:        Snappy Lube, Inc.
                                   26056 Mesa Drive
                                   Carmel, CA 93923
                                   Telephone: (408) 655-0180
                                   Facsimile: (408) 655-1102
                                   Attn: Kenneth Redelsperger,
                                   President

         With a copy to:           Fenton & Keller
                                   2801 Monterey-Salinas Hwy.
                                   P.O. Box 791
                                   Monterey, CA 93942-0791
                                   Telephone: (408) 373-1241
                                   Facsimile: (408) 373-7219
                                   Attn: Daniel F. Archer, Esq.

         If to QSC
         or QSC Sub:               Quaker State Corporation
                                   225 E. John Carpenter Freeway
                                   Irving, TX  75062
                                   Telephone: (972) 868-0400
                                   Facsimile: (972) 868-0494
                                   Attn: Conrad A. Conrad,
                                   Vice Chairman & CFO

         With Copies to:           Greene Radovsky Maloney & Share LLP
                                   Four Embarcadero Center, Suite 4000
                                   San Francisco, CA  94111-4106
                                   Telephone: (415) 543-1400
                                   Facsimile: (415) 777-4961
                                   Attn: Richard L. Greene, Esq.

                                   Pacific CarCare LLC
                                   5776 Stoneridge Mall Road, Suite 260
                                   Pleasanton, CA  94588
                                   Telephone: (510) 467-1177
                                   Facsimile: (510) 467-1178
                                   Attn: Dale C. Radcliff, Co-Manage
                                   David M. Whitgob, Co-Manager

Any party may change its address for purposes of this Section 11.1 by giving the other parties written notice of the new address in the manner set forth above.

         2. Modification and Waiver. This Agreement (including the Disclosure Schedule, Exhibits and Schedules referenced herein) constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

         3. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         4. Variations of Pronouns. Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

         5. Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, heirs, and personal and legal representatives (as the context so requires). This Agreement may not be assigned without the prior written consent of the parties.

         6. Specific Performance. Each party's non-monetary obligations under this Agreement are unique. If any party should default in any such obligation under this Agreement, the parties each acknowledge that it would be extremely impracticable to measure the resulting damages; accordingly, the nondefaulting parties, in addition to any other available rights or remedies, may sue in equity for specific performance, and the parties each expressly waive the defense that a remedy in damages will be adequate.

         7. Attorneys' Fees. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

         8. Severability. In the event that any provision of this Agreement, or the application of such provision to any person or set of circumstances, shall be determined to be invalid, unlawful or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful or unenforceable, shall not be affected and shall continue to be enforceable to the fullest extent permitted by law. 9. Headings.9Headings. The subject headings of the sections, paragraphs and subparagraphs of this Agreement are included for purposes of convenience only, and shall not affect the construction or interpretation of any of its provisions.

         10. Governing Law. This Agreement shall be construed in accordance with, and governed by the laws of the State of California, without regard to its conflict of laws doctrine.

         11. Interpretation of Agreement. Each party hereto acknowledges that it has participated in drafting this Agreement and the other documents and instruments delivered in connection herewith, and any applicable rules of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in connection with the construction or interpretation of this Agreement or such other documents and instruments.

         12. Further Documents or Actions. Snappy Lube, Shareholders, QSC and QSC Sub, at any time before or after the Closing, will execute, acknowledge and deliver to the other any further deeds, assignments or conveyances, and any other assurances, documents, and instruments of transfer, reasonably requested by the other for the purpose of assigning, transferring, granting, conveying and confirming to QSC, or reducing to possession, any or all property to be conveyed and transferred pursuant to this Agreement.

         13. Confidentiality. Snappy Lube, Shareholders, QSC and QSC Sub hereby acknowledge that the terms and conditions of this Agreement (and all matters relating hereto) are confidential, and shall not be disclosed to any Person without the written consent of Snappy Lube, Shareholders and QSC.

         14. Time of the Essence. Time is of the essence with respect to the performance or observance of each of the obligations, covenants and agreements of each party to this Agreement.

         IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement on the day and year first above written.

                                        SNAPPY LUBE, INC.


                                        By:___________________________
                                             Kenneth K. Redelsperger
                                             Its: President


                                        QUAKER STATE CORPORATION


                                        By:___________________________
                                             Conrad A. Conrad
                                        Its: Vice Chairman and Chief Financial
                                        Officer


                                        LUBE ACQUISITION CORPORATION


                                        By:___________________________
                                        Its:__________________________
                                        SHAREHOLDERS:


                                        ______________________________
                                             Kenneth K. Redelsperger


                                        ______________________________
                                             Anne E. Redelsperger

                                        ______________________________
                                             Timothy W. Redelsperger


                                        ______________________________
                                             Lawrence J. Davis

                                  SCHEDULE 9.8

                                NON-COMPETE AREA

Counties:

         Monterey                                      Tehama
         San Benito                                    Sacramento
         Santa Clara                                   El Dorado
         San Francisco                                 Lake
         Kings                                         Lassen
         Merced                                        Solano
         Stanislaus                                    Placer
         Alameda                                       Mendocino
         Tulare                                        Shasta
         Madera                                        Marin
         Tuolumne                                      Sutter
         San Joaquin                                   Glenn
         Inyo                                          Trinity
         Mariposa                                      Sonoma
         Santa Cruz                                    Yuba
         Contra Costa                                  Butte
         Fresno                                        Humboldt
         Mono                                          Del Norte
         San Mateo                                     Siskiyou
         Calaveras                                     Modoc
         Alpine
         Napa
         Sierra
         Plumas
         Amador
         Yolo
         Colusa

                                   "EXHIBIT A"

           AGREEMENT OF MERGER AND PLAN OF REORGANIZATION (SHORT FORM)


                  This Agreement of Merger and Plan of Reorganization (Short Form ("Agreement") is entered into this January _____, 1997, by and among Snappy Lube, Inc., a Nevada corporation ("Snappy Lube"), Quaker State Corporation, a Delaware corporation ("QSC"), Lube Acquisition Corporation, a California corporation ("QSC Sub"), and the shareholders of Snappy Lube listed on the signature page hereto (the "Shareholders").

                  Snappy Lube, QSC, QSC Sub, and the Shareholders hereby agree that on the Effective Date (defined below), Snappy Lube and QSC Sub will merge into a single corporation on the following terms and conditions:

                  1. Merger. On the Effective Date, Snappy Lube will be merged with and into QSC Sub. QSC Sub will be the surviving corporation (the "Surviving Corporation"). On the Effective Date, the separate corporate existence of Snappy Lube will cease, and Surviving Corporation will succeed to the properties, rights, privileges, powers, immunities, and franchises of Snappy Lube. All rights of creditors and all liens on the property of Snappy Lube will be preserved, unimpaired, limited in lien to the property affected by such liens immediately before the merger.

                  2. Effective Date. The merger provided for in this Agreement will become effective on the filing by Surviving Corporation in the office of the Delaware Secretary of State of an executed copy of the requisite certificate of merger . The date and time of such filing is referred to in this Agreement as the "Effective Date".

                  3.       Corporate Governance.

                           1.       Articles. QSC Sub's articles of
incorporation in effect immediately before the Effective Date will remain the articles of incorporation of the Surviving Corporation without change or amendment until altered, amended, or repealed as provided for in the articles or by law.

                           2.       Bylaws. QSC Sub's bylaws in effect
immediately before the Effective Date, will remain the bylaws of the Surviving Corporation without change or amendment until altered, amended, or repealed as provided for in the bylaws or bylaw.

                           3.       Officers and Directors. On the Effective
Date, the directors and officers of QSC Sub in office immediately before the Effective Date will become the directors and officers of the Surviving Corporation, and will continue as directors and officers of Surviving Corporation until such time as their successors have been elected and qualified as provided for in the bylaws of Surviving Corporation.

                  4. Conversion of Shares. On the Effective Date, each outstanding share of Snappy Lube's common stock [no par value] will, by virtue of the merger and without any further action on the part of QSC, QSC Sub, Surviving Corporation or the Shareholders, be converted into ____________ shares of common stock [no par value] of QSC. [In addition, holders of certain subordinated debt of Snappy Lube will receive shares of QSC stock in an amount equal to the outstanding and unpaid principal of such subordinated debt.] From and after the Effective Date, no transfer of Snappy Lube common stock outstanding before the Effective Date will be made on the record books of Snappy Lube.

                  5. Termination. This Agreement may be terminated at anytime before the Effective Date (whether before or after approval) by action of the Shareholders or by the mutual consent and action of the boards of directors of Snappy Lube and QSC. This Agreement will automatically be void and of no further force and effect if, before the Effective Date, that certain Merger Agreement and Plan of Reorganization by and among

Snappy Lube, QSC, QSC Sub and Shareholders dated January __, 1997, is terminated in accordance with the terms of such agreement.

                  6. Choice of Law. The validity, interpretation, and performance of this Agreement will be controlled by and construed under the laws of the State of California.

                  7. Counterparts. This Agreement may be executed in counterparts, each of which will be considered an original, but all of which, when taken together, will constitute the same instrument.

                  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers, all as of the day and year first above written.



                              QUAKER STATE CORPORATION



                              By:______________________________
                                 Conrad A. Conrad
                              Its: Vice Chairman and Chief Financial Officer



                              SNAPPY LUBE, INC.



                              By:______________________________
                                 Kenneth Redelsperger
                              Its: President


                              LUBE ACQUISITION CORPORATION



                              By:______________________________
                                 Dale C. Radcliff
                              Its:


                              _________________________________
                              Kenneth Redelsperger


                              _________________________________
                              Anne Redelsperger


                              _________________________________
                              Timothy Redelsperger


                              _________________________________
                              Lawrence Davis

                                   EXHIBIT "C"

                            [QUAKER STATE LETTERHEAD]

                                January __, 1997


Mr. Kenneth Redelesperger
President
Snappy Lube, Inc.
5 Harris Court, B-1
Monterey, CA  93940

         Re:      Stock Purchase Price Notice

Dear Mr. Redelesperger:

         In accordance with Section 2.4.1 of the Merger Agreement and Plan of Reorganization (the "Agreement") by and among Quaker State Corporation, Lube Acquisition Corporation, Snappy Lube, Inc. and the Snappy Lube shareholders dated January __, 1997, this letter constitutes the Stock Purchase Price Notice. Capitalized terms shall have the meanings ascribed to them in the Agreement.

         The closing price of Quaker State's common stock listed on the New York Stock Exchange was $_______ per share on the Closing Date. Accordingly, in accordance with the formula set forth in Section 2.4.1, _______ shares of QSC's Stock shall be issued to the Snappy Lube Shareholders (or their designees) on the Closing Date as calculated as follows:

                           Number of shares of QSC's Stock =
(Total Merger Consideration - Balance Sheet Liabilities) , Stock Price (i.e., $________)

         In accordance with the Escrow Agreement, _____ shares (which shares equal $250,000 based on the $_____ price/share) will be delivered to the Escrow Agent at the Closing. The remaining _____ shares shall be issued in the names of the Persons designated by Snappy Lube.

         Please contact me if you have any questions or comments.

Very truly yours,



Conrad A. Conrad
Vice Chairman and CFO
Quaker State Corporation


cc:      Mr. Dale C. Radcliff
         Mr. David M. Whitgob
         David F. Archer, Esq.
         Richard L. Greene, Esq.

                                  EXHIBIT "H"

                             [PENNZOIL LETTERHEAD]

                                February 28, 1997


VIA HAND DELIVERY


Mr. Kenneth Redelsperger
President
Snappy Lube, Inc.
5 Harris Court, B-1
Monterey, CA  93940


         Re:      Cancellation of Snappy Lube Agreements


Dear Mr. Redelsperger:

         As you know, Pennzoil has agreed to terminate the agreements between Pennzoil and Snappy Lube listed on Exhibit "A" attached hereto (the "Pennzoil Agreements") upon receipt of $__________________ (the "Termination Fees"). Pennzoil's wire transfer instructions for the payment of the Termination Fees are as follows:

                        [ADD WIRE TRANSFER INSTRUCTIONS]

         Upon confirmation of Pennzoil's receipt of the Transfer Fees, the Pennzoil Agreements shall be hereby deemed terminated and cancelled without any further obligations or additional amounts due and owing under the Pennzoil Agreements. This letter shall serve as evidence of the termination of the Pennzoil Agreements without any further action required by Pennzoil or Snappy Lube.

         The parties acknowledge that the termination of the Pennzoil Agreements is by mutual agreement and neither party shall have any right, claim or cause of action against the other as a result of the termination of the Pennzoil Agreements. Each of the parties and their assigns hereby agrees, represents and warrants that the matters and claims released herein are not limited to matters which are known or disclosed, and hereby waive any and all rights confirmed upon them by Section 1542 of the California Civil Code, or similar applicable law of any other jurisdiction, which provide that:

                  A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

         If this letter accurately reflects our agreement, please sign this letter where indicated below.

Very truly yours,



[Name]
[Title]



AGREED AND ACCEPTED BY
SNAPPY LUBE, INC. THIS
______ DAY OF FEBRUARY, 1997



By:      _______________________
         Kenneth K. Redelsperger
         President

                              EXHIBIT "G"

                           LICENSE AGREEMENT

         This License Agreement (the "Agreement") is made as of February __, 1997, by and between Ken Redelsperger ("Licensor"), and Lube Acquisition Corporation, a Delaware corporation ("Licensee").

                                    RECITALS

         A. Licensor is the former principal shareholder of Snappy Lube, Inc., a Nevada corporation (the "Company"). The Company was formerly engaged in the automobile maintenance and repair business in Northern California until February 28, 1997, at which time it was merged into Licensee.

         B. In connection with the merger, the Company assigned to Licensor the service marks and registrations thereof listed on Exhibit "A" hereto (the "Marks"), and, additionally, the rights to the trade name "Snappy Lube" (the "Trade Name"), and certain training manuals for its employees and certain written policies and procedures more particularly described in Exhibit "B" hereto (the "Manuals").

         C. Licensee desires an exclusive and royalty-free license to use the Marks, the Trade Name and the Manuals (collectively referred to herein as the "Property") in the counties of California set forth in Exhibit "C".

         D. Licensor has consented to Licensee pursuing opportunities in the automobile maintenance and repair business in the counties listed on Exhibit "C" and has agreed to grant Licensee a license to the Property so that Licensee may conduct such business using the Property.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants contained in this Agreement, the parties hereto agree as follows:

                  1. Grant of License. Licensor hereby grants to Licensee, and Licensee hereby accepts, and exclusive, royalty-free, license to use the Property in connection with Licensee's automobile maintenance and repair business in the counties of the State of California listed on Exhibit "C" hereto (the "Territory"). The license hereby granted extends only to the automobile maintenance and repair business. Licensee shall not use, or authorize the use of, the Property in connection with any other services or any goods or materials.

                  2.       Use of Marks and Trade Name. Except as provided in
Section 1 and in this Section 2, during the term of this Agreement and thereafter, Licensee shall not adopt, use, or register, whether as a corporate name, trademark, service mark, or otherwise, the Trade Name or Marks, or any word or mark confusingly similar to the Trade Name or Marks, in its own name in any jurisdiction.

                  3. Use of Manuals. Licensor shall provide Licensee with hard copies of the Manuals, and Licensee shall be entitled to reproduce and distribute such manuals as Licensee deems necessary or advisable in connection with the operation of Licensee's business.

                  4. Fee. In consideration for the rights to use the Property as provided herein, Licensee agrees to pay Licensor a one-time fee of Five Dollars ($5) upon the execution of this Agreement.

                  5. Term. The term of this Agreement shall commence upon the signing of this Agreement, and shall extend for five (5) years, unless terminated earlier pursuant to the provisions of Section 9 hereof. The term of this Agreement may be renewed by Licensee with respect to the Yuba City Store Lease for a term corresponding to the term of the Yuba City Store Lease, as such lease may be extended or renewed; such right to extend to be exercised by notice to Kenneth Redelsperger on or before the expiration of the initial 5 year term.

                  6. Sole License in Territory. Licensor shall not grant any other license for the use of the Property in the Territory in connection with the maintenance and repair of automobiles. Licensor shall not use the Property in connection with the automobile maintenance and repair business in the Territory during the term of this Agreement.

                  7. Sole and Exclusive Ownership. Licensee acknowledges that the Property is the exclusive property of Licensor and that nothing in this Agreement grants Licensee or any other person right, title or interest therein, except for the license expressly granted to use the Property for the period and on the conditions stated in this Agreement.

                  8.       Protection of Licensor's Rights; Litigation.

                           (a)      Licensee represents, warrants, covenants and
agrees that it will conduct its business in a manner substantially similar to Licensor's previous conduct of its automobile maintenance and repair business.

                           (b)      Licensor may, in its discretion, file
applications for further service mark registration or take other action which it deems necessary or desirable to protect its rights in the Marks and the Trade Name. Such action shall be taken at Licensor's sole expense, and Licensee agrees to cooperate with Licensor as required to obtain such protection.

                           (c)      Licensee agrees to assist Licensor to the
extent necessary to protect any of Licensor's rights in the Marks and the Trade Name. Licensor, if he so desires, may commence or prosecute any claims or suits in his own name or in the name of Licensee or join Licensee as a party thereto to protect Licensor's rights in the Marks and the Trade Name; provided that, Licensor shall indemnify, defend and hold harmless Licensee from all costs and expenses (including attorneys' fees) incurred in connection with such litigation.

                           (d)      If Licensee becomes aware that any third
party is or may be infringing the Marks or Trade Name, Licensee shall promptly provide written notice thereof to Licensor. Licensee shall provide Licensor written notice of any action taken by Licensee on account of any such infringement, including the institution of any suit, but Licensee shall in no way be obligated to take any such action or institute any such suit.

                           (e)      Licensee shall promptly inform Licensor of
any actual or threatened litigation by or against Licensee which arises out of its authorized use of the Marks and the Trade Name. Licensor shall defend, indemnify, and hold Licensee harmless from and against any such claim of trademark infringement or unfair competition arising from Licensee's use of the Marks and the Trade Name pursuant to the provisions of this Agreement for a period of one (1) year after the date of this Agreement; provided, however, that Licensor's indemnification obligation shall be limited as described in
Article 9 of the Agreement of Merger and Plan of Reorganization dated January , 1997, by and among Licensor, the Company, Licensee, et al.

                           (f)      Licensee acknowledges that for Licensor to
maintain the validity of its Marks, it will be necessary for Licensee to maintain records of its use of the Marks. Accordingly, during the term of this Agreement and for a period of five (5) years following any expiration or termination of this Agreement, Licensee shall maintain such records of its use of the Marks as Licensor may reasonably request, including, but not limited to, samples of advertising.

                  9.       Termination.

                           (a)      It shall be an event of default hereunder
and a breach of this Agreement if Licensee fails to substantially perform or observe any of the material agreements, terms, covenants or conditions of this Agreement if such non-performance or non-observance continues for a period of thirty (30) days after written notice thereof by Licensor to Licensee or, if such performance or observance cannot be had within such 30-day period, then if Licensee has not in good faith commenced such performance within such 30-day period and does not diligently and in good faith proceed therewith to completion. If Licensee commits a default as defined above, Licensor shall have the right to terminate this Agreement by notifying Licensee in writing that Licensor elects to terminate this Agreement.

                           (b)      Upon expiration or termination of this
Agreement, all rights granted to Licensee hereunder shall revert to Licensor, and Licensor shall be free to license others to use the marks and the Trade Name for use in connection with automobile maintenance and repair in the Territory, and Licensee shall refrain from further use of the Marks and the Trade Name.

                  10. Notices. All notices, requests, consents or other communications required or permitted to be given hereunder shall be in writing and delivered personally or sent by registered mail, postage prepaid, as follows:

                           To Licensor:

                           Kenneth Redelsperger
                           26056 Mesa Drive
                           Carmel, CA 93923
                           To Licensee:

                           Dale C. Radcliff
                           Lube Acquisition Corporation
                           225 E. John Carpenter Freeway
                           16th Floor
                           Irving, Texas  75062

         Any notice so given shall be deemed received when delivered personally, or, if mailed, when deposited, postage prepaid, in the United States mails. Any party may change the address to which notices are to be sent by giving written notice of such change of address to the other party in the manner herein provided for giving notice.

                  11. Assignment. Licensee may assign its rights and obligations under this Agreement to any corporation or other entity controlled by, or under common control with, Licensee, or to any entity which succeeds to all or substantially all of the business and assets of Licensee. For purposes of this Agreement, Pacific CarCare, LLC, a California limited liability company, and Quaker State Corporation, a Delaware corporation, shall be deemed permissible assignees of Licensee.

                  12. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California applicable to agreements made and to be performed entirely within California.

                  13. Headings. The section headings contained herein are for reference purposes only and shall not in any way affect the meanings or interpretation of this Agreement.

                  14. No Partnership. Nothing contained herein shall be construed as placing the parties in the relationship of partners or joint venturers. Licensee shall have no power to obligate or bind Licensor in any manner whatsoever, and Licensor shall have no power to obligate or bid Licensee in any manner whatsoever.

                  15. Integration. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings.

                  16. Amendment. This Agreement may be amended, modified, superseded or cancelled, or the terms and covenants hereof may be waived, only by a written instrument executed by all the parties hereto, or, in the case of a waiver, by the party waiving compliance.

                  17. Attorneys' Fees. If any legal action is commenced by either party to enforce or defend its rights under this Agreement, the prevailing party in such action shall be entitled to recover its costs and reasonable attorneys' fees and expenses in addition to any other relief granted.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                        LICENSOR:



                                        By:      ______________________________
                                                 Kenneth K. Redelsperger


                                        LICENSEE:

         LUBE ACQUISITION CORPORATION, a Delaware corporation



                                        By:      _____________________________

                                        Its:     President

                                   EXHIBIT "A"


                         SERVICE MARKS AND REGISTRATIONS


         1. Secretary of State, State of California, Service Mark Registration No. 044332 issued for "Snappy Lube" January 30, 1995 for use in connection with automobile maintenance and repair, a copy of which is attached hereto as Appendix I.

                                   EXHIBIT "B"


                      TRAINING MANUALS AND WRITTEN EMPLOYEE
                             POLICIES AND PROCEDURES

                                   EXHIBIT "C"

                                NON-COMPETE AREA

Counties:


         Monterey                                      Tehama
         San Benito                                    Sacramento
         Santa Clara                                   El Dorado
         San Francisco                                 Lake
         Kings                                         Lassen
         Merced                                        Solano
         Stanislaus                                    Placer
         Alameda                                       Mendocino
         Tulare                                        Shasta
         Madera                                        Marin
         Tuolumne                                      Sutter
         San Joaquin                                   Glenn
         Inyo                                          Trinity
         Mariposa                                      Sonoma
         Santa Cruz                                    Yuba
         Contra Costa                                  Butte
         Fresno                                        Humboldt
         Mono                                          Del Norte
         San Mateo                                     Siskiyou
         Calaveras                                     Modoc
         Alpine                                        Yuba City
         Napa
         Sierra
         Plumas
         Amador
         Yolo
         Colusa

                                     ANNEX 2

                           RIGHTS OF DISSENTING OWNERS

         92A.300 DEFINITIONS.--As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.

         92A.305 "BENEFICIAL STOCKHOLDER"DEFINED.--"Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.

         92A.310 "CORPORATE ACTION" DEFINED--"Corporate action" means the action of a domestic corporation.

         92A.315 "DISSENTER" DEFINED--"Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.410 to 92A.480, inclusive.

         92A.320 "FAIR VALUE" DEFINED--"Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         92A.325 "STOCKHOLDER" DEFINED--"Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.

         92A.330 "STOCKHOLDER OF RECORD" DEFINED--"Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.

         92A.335 "SUBJECT CORPORATION" DEFINED--"Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.

         92A.340 COMPUTATION OF INTEREST--Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.

         92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP--A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.

         92A.360 RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED LIABILITY COMPANY--The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.

                                   2-1

         92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT CORPORATION--
1. Except as otherwise provided in subsection 2 and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

         2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.

         92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES--1. Except as otherwise provided in NRS 92A.370 to 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

         (a) Consummation of a plan of merger to which the domestic corporation is a party:

         (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation and he is entitled to vote on the merger; or

         (2) If the domestic corporation is a subsidiary and is merged with its parent under NRS 92A.180.

         (b) Consummation of a plan of exchange to which the domestic corporation is a party as the corporation whose subject owner's interests will be acquired, if he is entitled to vote on the plan.

         (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles a incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

         2. A stockholder who is entitled to dissent and obtain payment under NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

         92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER--1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

         (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

         (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

         (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

         (I)      The surviving or acquiring entity; or

                                  2-2

         (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

         (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph
(b).

         2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.

         92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER--1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

         2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

         (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and
         (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.

         92A.410 NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT--1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

         2. If the corporate action creating dissenters' rights is taken without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

         92A.420 PREREQUISITE TO DEMAND FOR PAYMENT FOR SHARES--1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

         (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

         (b)      Must not vote his shares in favor of the proposed action.

         2. A stockholder who does not satisfy the requirements of subsection 1 is not entitled to payment for his shares under this chapter.

         92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS--1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

         2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

                                  2-3

         (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

         (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

         (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

         (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

         (e)      Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

         92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER--1. A stockholder to whom a dissenter's notice is sent must:

         (a)      Demand payment;

         (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

         (c) Deposit his certificates, if any, in accordance with the terms of the notice.

         2. The stockholder who demands payment and deposits his certificates, if any, retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

         3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

         92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER--1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

         2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

         92A.460 PAYMENT FOR SHARES: GENERAL REQUIREMENTS--1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

         (a) Of the county where the corporation's registered office is located; or

         (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

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         2.       The payment must be accompanied by:

         (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

         (b) A statement of the subject corporation's estimate of the fair value of the shares;

         (c)      An explanation of how the interest was calculated;

         (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

         (e)      A copy of NRS 92A.300 to 92A.500, inclusive.

         92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE--1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

         2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.

         92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE--1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

         2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.

         92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER--1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

         3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

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

         4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

         (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

         (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.

         92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES--1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

         2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

         (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

         (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

         3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

         4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

         5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.

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